UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2003


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                400 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 2K2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                  Form 20-F     [X]             Form 40-F       [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes           [_]             No              [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

In December 2003, EXFO Electro-Optical Engineering Inc., a Canadian corporation, issued its annual report containing its annual audited financial statements and management's discussion and analysis thereof for its fiscal year ended August 31, 2003. At the same time, it also issued its notice of its annual and special shareholders' meeting, its form of proxy, its management proxy circular and a cover letter. This report on Form 6-K sets forth said documents.

The annual report containing the Corporation's annual audited financial statements and management's discussion and analysis for its fiscal year ended August 31, 2003, its notice of annual and special shareholders' meeting, its form of proxy, its management proxy circular and cover letter are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                           EXFO ELECTRO-OPTICAL ENGINEERING INC.

                           By:  /s/ Germain Lamonde
                                ---------------------------------------
                                Name:   Germain Lamonde
                                Title:  President and Chief Executive Officer


Date:  December 3, 2003

2003 ANNUAL REPORT

                                [GRAPHIC OMITTED]
                                [PHOTOGRAPHS]

                                Communications test and measurement experts

                                                               [GRAPHIC OMITTED]
                                                                   [LOGO - EXFO]

CORPORATE PROFILE

EXFO is the recognized expert in the global optical communications industry through the design and manufacture of advanced and innovative test and measurement solutions. The Telecom Division, which represents our main business activity, offers fully integrated and complete test solutions to network service providers, system vendors and component manufacturers in approximately 70 countries. One of our strongest competitive advantages is our modular platform design, providing PC-based, Windows-centric test solutions that maximize technology reuse across several market segments. The Photonics and Life Sciences Division mainly leverages core telecom technologies to offer value-added solutions in high-tech industrial manufacturing and research sectors. For more information about EXFO, visit www.exfo.com.

TABLE OF CONTENTS

Financial Highlights ..........................................................1
Letter to Shareholders ........................................................2
Corporate Highlights ..........................................................5
Telecom Division ..............................................................6
Photonics and Life Sciences Division ..........................................8
Management's Discussion and Analysis ..........................................9
Management's Report ..........................................................21
Auditors' Report .............................................................21
Consolidated Financial Statements ............................................22
Notes to Consolidated Financial Statements ...................................26
Board of Directors ...........................................................46
Management and Corporate Officers ............................................47
Corporate Governance Practices ...............................................48
Glossary .....................................................................50
Shareholder Information ......................................................51


FORWARD-LOOKING STATEMENTS
This Annual Report may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forwardlooking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors, including economic uncertainty, capital spending in the telecommunications sector, fluctuating exchange rates and our ability to execute successfully in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including workforce reductions, ability to quickly adapt cost structures to align with decreased levels of business, ability to manage inventory levels to adapt to slowdowns); market acceptance of our new products and other upcoming new products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate and run our acquired and to-be-acquired companies; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Other risk factors that may affect our future performance and our operations are detailed in our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. Although we believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this document. We undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this document.

TRADEMARKS AND LOGOS
EXFO and the EXFO logo are registered trademarks of EXFO Electro-Optical Engineering Inc. in Canada, the United States and/or other countries. Other EXFO product names or logos referenced in this document are either trademarks or registered trademarks of EXFO Electro-Optical Engineering Inc. or of its affiliated companies. All other product names and trademarks mentioned herein are trademarks of their respective owners. However, neither the presence nor absence of the identification symbols (R) or TM affects the legal status of any trademark.

All dollar amounts in this Annual Report are expressed in US dollars, except as otherwise noted.

                                                   EXFO o 2003 Annual Report o 1


FINANCIAL HIGHLIGHTS
(in thousands of US dollars, except per share data)


(in thousands of US dollars, except per share data)

----------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF EARNINGS DATA           2003            2002             2001           2000            1999
----------------------------------------------------------------------------------------------------------------------------
Sales                                           $ 61,930       $  68,330        $ 146,013       $ 71,639        $ 42,166
Gross margin (1,2)                              $ 25,733       $  15,964        $  89,806       $ 46,254        $ 26,708
                                                   41.6%           23.4%            61.5%          64.6%           63.3%
----------------------------------------------------------------------------------------------------------------------------
Gross research and development                  $ 17,133       $  17,005        $  17,601       $  9,374        $  6,390
                                                   27.7%           24.9%            12.1%          13.1%           15.2%
----------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from operations (3)             $(35,079)      $ (74,783)       $  14,507       $ 14,723        $  8,676
                                                  (56.6%)        (109.4%)            9.9%          20.6%           20.6%
----------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                             $(54,950)      $(308,524)       $ (15,294)      $  9,924        $  5,814
                                                  (88.7%)        (451.5%)          (10.5%)         13.9%           13.8%
----------------------------------------------------------------------------------------------------------------------------
Basic and diluted net earnings (loss)
per share                                       $  (0.87)      $   (5.09)       $   (0.29)      $   0.25        $   0.14
----------------------------------------------------------------------------------------------------------------------------


OTHER STATEMENTS OF EARNINGS DATA (UNAUDITED)(4)
----------------------------------------------------------------------------------------------------------------------------
Pro forma net earnings (loss)                   $(11,476)      $ (11,248)       $  24,500       $ 10,252        $  5,843
                                                  (18.5%)         (16.5%)           16.8%          14.3%           13.9%
----------------------------------------------------------------------------------------------------------------------------
Basic and diluted pro forma net earnings
(loss) per share                                $  (0.18)      $   (0.19)       $    0.46       $   0.26        $   0.14
----------------------------------------------------------------------------------------------------------------------------


CONSOLIDATED BALANCE SHEETS DATA
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents and short-term
investments                                     $ 57,376       $  49,681        $  74,590       $163,388        $  1,794
----------------------------------------------------------------------------------------------------------------------------
Working capital                                 $ 76,659       $  91,374        $ 130,289       $194,167        $ 12,745
----------------------------------------------------------------------------------------------------------------------------
Total assets                                    $146,254       $ 177,926        $ 442,577       $219,723        $ 22,840
----------------------------------------------------------------------------------------------------------------------------
Long-term debt (excluding current portion)      $    453       $     564        $     664       $     16        $     --
----------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                            $129,826       $ 165,406        $ 414,805       $206,994        $ 14,679
----------------------------------------------------------------------------------------------------------------------------

(1) Including inventory write-offs of $4,121 and $18,463 for the years ended August 31, 2003 and 2002, respectively, and nil for the years ended August 31, 2001, 2000 and 1999. Including a non-recurring gain of $473 for the year ended August 31, 2003, and nil for the years ended August 31, 2002, 2001, 2000 and 1999. Excluding inventory write-offs and the non-recurring gain, gross margin would have reached 47.4% for the year ended August 31, 2003. Excluding inventory write-offs, gross margin would have reached 50.4% for the year ended August 31, 2002. This latter information is unaudited and is a non-GAAP measure.

(2) A new presentation was adopted in 2003 with certain expenses reclassified from selling and administrative expenses to cost of sales. Consequently, comparative figures have been reclassified.

(3) Including charges for inventory and tax credit write-offs, non-recurring grants recovery, amortization and write-down of intangible assets as well as restructuring and other charges of $17,509, $56,615, $13,164, $47 and nil for the years ended August 31, 2003, 2002, 2001, 2000 and 1999, respectively.

(4) Net earnings (loss) excluding amortization and write-down of goodwill, non-recurring tax recovery, future income tax assets valuation allowance and the after-tax effect of amortization and write-down of intangible assets, restructuring and other charges, inventory and tax credit write-offs and non-recurring grants recovery. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information. Please refer to page 17 of this Annual Report for a detailed quantitative reconciliation.


TOTAL SALES (in thousands of U.S. dollars)

                                2003            2002            2001
                                ----            ----            ----
                              $61,930         $68,330         $146,013


[GRAPHIC OMITTED]
[PIE CHARTS]


GEOGRAPHIC SALES
                                2003            2002            2001
                                ----            ----            ----
North America                   59%             57%             58%
Europe                          15%             19%             21%
Asia                            16%             14%             13%
Rest of the world               10%             10%              8%

DIVISIONAL SALES

o    Portable and Monitoring
o    Industrial and Scientific

                                2003            2002            2001
                                ----            ----            ----
Portable and Monitoring         65%             57%             48%
Industrial and Scientific       35%             43%             52%

2 o 2003 Annual Report o EXFO


DEAR FELLOW SHAREHOLDERS,

                              Kites rise highest against the wind - not with it.
                                                        -- Sir Winston Churchill

Fiscal 2003 proved to be a transition year for EXFO, filled with challenges and opportunities that will make the company stronger in the long term. The severe two-and-a-half year downturn in the global communications industry -- compounded by economic uncertainty -- has led to a very challenging environment for many test and measurement players, but a select few have moved ahead to improve their competitive position.

[GRAPHIC OMITTED]
[PHOTOGRAPH - GERMAIN LAMONDE
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER]

I believe EXFO belongs to the latter group. Midway into fiscal 2001, we began refocusing our test and measurement business back toward network service providers (NSPs), our traditional customer segment. Our thinking was based on the premise that NSPs would continue spending moderately during the downturn and, eventually, they would be the first market segment to recover. On the other hand, we expected component vendors, with their colossal inventories and excess manufacturing capacity, to be destined for a late recovery, given that consolidation first had to occur. Accordingly, we directed our R&D efforts toward field-testing applications and acquired Avantas Networks in November 2001, thus entering the protocol-layer test market and complementing our product offering. The end result is that sales of our Portable and Monitoring product lines, which progressed from approximately 40% of total revenues at our peak in fiscal 2001 to two-thirds in 2003, increased 3% in the past year, despite depressed spending levels. Meanwhile, optical component manufacturing test solutions, which traditionally had represented the vast majority of our Industrial and Scientific sales, were no longer significant in 2003.

Secondly, we expanded our presence in the system manufacturer market by acquiring the assets of gnubi communications in October 2002. At the industry level, we expected system manufacturers would be the next market segment to rebound. Bandwidth demand, after all, continues to increase with new investments required to build and deploy highly efficient, IP-based networks. This ongoing trend enables the convergence of voice and data over a broadening range of consumer devices. At the company level, this acquisition not only allows us to extend our protocol-layer test portfolio to system manufacturers, but also to reuse technologies across multiple market segments.

[GRAPHIC OMITTED]
COMMUNICATIONS SUPPLY CHAIN

Network Service Providers > System Vendors > Component Manufacturers > EXFO

Perhaps, the one point we underestimated was the duration of the market downturn that swept across the entire communications industry. Consequently, we were forced to implement a series of restructuring plans to adjust our cost structure to existing spending levels. We froze salaries and trimmed our workforce by 15% in 2001. We reduced our staff by 30% and rationalized our operations in 2002. In 2003, we pared down our workforce by 30%, exited the optical component manufacturing automation business, and streamlined the number of our production facilities. Overall, EXFO has gone from a peak of approximately 1400 employees in 2001 to 600 in 2003, of which almost 30% remain dedicated to R&D activities.

                                                   EXFO o 2003 Annual Report o 3


[GRAPHIC OMITTED]
[PHOTOGRAPH]


With continued quality of execution, protocol-layer activities are expected to play a larger role and contribute to our growth in 2004.

To summarize our fiscal 2004 strategy, we plan to increase sales through market-share gains, maximize profitability and growth on a long-term basis, innovate our way out of this downturn, and maintain a sound financial position.

NEW BUSINESS STRUCTURE

Although I am confident we adopted the right strategy during the downturn, I am hardly satisfied with our financial performance. We reported total sales of $61.9 million and a pro forma net loss of $0.18 per share, or $0.87 per share on a GAAP basis, in fiscal 2003 compared to sales of $68.3 million and a pro forma net loss of $0.19 per share, or $5.09 per share on a GAAP basis, in 2002. With that in mind, we have reorganized our business under two new reportable market segments: Telecom Division and Photonics and Life Sciences Division. Our Telecom Division, consisting of former Portable and Monitoring and telecom-related Industrial and Scientific product lines, would have represented 79% of total sales in 2003. Our Photonics and Life Sciences Division includes previous non-telecom Industrial and Scientific product lines. This simplified business structure--with respective sales, marketing, manufacturing, R&D and management teams for each division--will enable us to better serve our diverse customer base and maximize shareholder value.

We are more than ever committed to becoming a dominant player in the global communications test and measurement industry, while leveraging our technology base toward targeted photonics and life sciences markets. To summarize our fiscal 2004 strategy, we plan to increase sales through market-share gains, maximize profitability and growth on a long-term basis, innovate our way out of this downturn, and maintain a sound financial position.

INCREASE SALES THROUGH MARKET-SHARE GAINS

In fiscal 2004, we are focusing on continued market-share gains to achieve targeted growth, since we have based our scenario on a declining communications market; hopefully, our forecast will prove to be too conservative. In 2003, we believe that we gained market share among NSPs by strengthening the leadership position of our FTB-400 field-testing platform and by extending its reach to telecom and datacom protocol-layer test applications. We also leveraged our protocol-layer acquisitions (formerly Avantas Networks and gnubi communications) to enhance our strategic position and sales results in this mission-critical sector for our targeted end-markets. Evidence of this newfound traction is reflected in our protocol-layer test sales, which reached more than 10% of total revenues in each of the last three quarters of 2003. With continued quality of execution, protocol-layer activities are expected to play a larger role and contribute to our growth in 2004.

Looking ahead, we intend to further expand our presence with NSPs, who are increasingly focusing on reducing operating expenditures (OPEX) as capital expenditures (CAPEX) draw nearer to maintenance-level run rates. The unique value proposition inherent to our FTB-400 platform and related suite of test technologies reduces both CAPEX and OPEX, aptly matching the priorities of NSPs and installation teams of system vendors. Speaking of system vendors, we also started to target their R&D and manufacturing teams in 2003--as evidenced by the acquisition of gnubi communications. Following significant balance sheet restructuring, system vendors are gradually recovering with positive cash flow and even profits. We believe they will continue to improve their financial position in 2004, resume their role as innovation drivers and become a major end-market for EXFO in the long term. In addition, we intend to leverage synergies across our entire protocol R&D activities to accelerate the development of innovative, advanced and differentiated test solutions that maximize the reuse of technologies over multiple market segments. The design, manufacturing and deployment of next-generation SONET/SDH networks, coupled with the convergence of multiple applications on simplified architectures, represent a significant market opportunity for our Telecom Division as we continue to expand our addressable markets.

As indicated by the realignment of our operations, we also intend to maximize revenue streams by leveraging our core telecom expertise into select adjacent markets. For example, we recently launched the X-Cite(TM) 120 Fluorescence Illumination System that was based on our adhesive curing technology for optical component manufacturing. Through joint development and reseller agreements with market-leading microscope manufacturers, we plan to take advantage of their large sales organizations and established base of microscopes to grow revenues in our Photonics and Life Sciences Division.

4 o 2003 Annual Report o EXFO

MAXIMIZE PROFITABILITY AND GROWTH ON A LONG-TERM BASIS

Returning to profitability represents another top priority. We plan to keep a tight control on operating costs with a leaner and more flexible workforce. We will also continue to design differentiated, higher-margin products in our R&D labs, streamline our manufacturing operations and review our supply chain to reduce our cost of goods. As well, we will keep fine-tuning our sales process to offset ongoing pricing pressure from some competitors. These initiatives should help us improve our gross margin--which fell to 47.4% (excluding inventory write-offs and a non-recurring gain) in 2003 versus our historical level of about 60%--and accelerate our return to profitability, but not at the expense of sacrificing long-term growth. Maximizing profitability and growth on a long-term basis is critical to ensure the success of our company.

INNOVATE OUR WAY OUT OF THE DOWNTURN

Ever since we founded EXFO in 1985, innovation strategies were focused on being first to market with unique solutions that anticipate and better address customer requirements. Our market-driven approach can be demonstrated through a long history of industry firsts--first modular optical test platform, first all-in-one field-testing platform, first portable polarization mode dispersion
(PMD) analyzer, etc. This focus on delivering a unique value proposition to the marketplace is of strategic importance to improve our gross margin in the upcoming year. Despite reductions in 2003, we maintained gross R&D spending at $17.1 million compared to $17.0 million in 2002 and $17.6 million in 2001. As a result, our strong product pipeline delivered 15 new solutions to the marketplace, including the next-generation PMD Analyzer that can characterize PMD levels in high-speed optical networks, the 2.5+ Gigabit Multi-Rate Transceiver for protocol-layer test applications, and the Packet Blazer(TM) Fibre Channel test module for installation and commissioning of storage area networks. Sales of new products (on the market two years or less) accounted for 49% of total sales in 2003. These numbers reflect our commitment to the future and indicate that our innovation strategy is working at EXFO. We intend to keep innovating our way out of this downturn in 2004. As NSPs and system manufacturers turn their attention to metro, access and fiber-to-the-home networks and as systems converge toward data-centric, Internet Protocol-based technologies, we are developing the sophisticated test solutions required to match heightened network complexity.

MAINTAIN A SOUND FINANCIAL POSITION

For more than 18 years, we have maintained a solid balance sheet and, as of August 31, 2003, we had a cash position of approximately $57.4 million and practically no debt. This fiscal responsibility, in turn, provides our customers with the assurance that they can count on EXFO as a solid, long-term partner.

CONCLUSION

I would like to thank our employees for their dedication and hard work during what can best be described as a challenging year; our customers, for the confidence they have demonstrated in our products and services; our Board of Directors, for its diligent governance and wise counsel; and our shareholders, for supporting our long-term vision and profitable growth strategy. With the continued support of everyone, I am more than ever committed to the long-term success of the company and am confident we will soar to new heights.


Sincerely,

/s/ Germain Lamonde

Germain Lamonde
Chairman, President and Chief Executive Officer
October 27, 2003

                                                   EXFO o 2003 Annual Report o 5


CORPORATE HIGHLIGHTS

INNOVATION LIVES HERE

[GRAPHIC OMITTED]
[PHOTOGRAPH]


OCTOBER 2002

o Releases X-Cite 120 Illumination System for fluorescence microscopy applications

o Completes acquisition of the business of gnubi communications, based near Dallas, Texas

--------------------------------------------------------------------------------

NOVEMBER 2002

o Launches Channel Selector for commissioning and lighting channels in DWDM networks

o Announces established base of more than 10,000 modular test platforms worldwide

--------------------------------------------------------------------------------

FEBRUARY 2003

o    Introduces next-generation PMD Analyzer

--------------------------------------------------------------------------------

MARCH 2003

o Receives Market Penetration Award from Frost and Sullivan for expanding into the protocol-layer test market

o Accepts Growth Strategy Award from Frost and Sullivan for gaining market share in a highly competitive and turbulent marketplace

o    Obtains $1.6 million protocol order from Tier-1 network service provider

o    Launches 2.5+ Gigabit Multi-Rate Transceiver for system manufacturer market

o Raises field-testing platform to a new level with launch of Integrated Applications Suite

o Introduces Packet Blazer Fibre Channel test module for emerging storage area networks

--------------------------------------------------------------------------------

APRIL 2003

o Signs reseller agreements for X-Cite 120 Fluorescence Illumination System with Nikon Instruments and Zeiss MicroImaging

--------------------------------------------------------------------------------

MAY 2003

o Field-testing platform carries out dual PMD-CD tests on Hibernia Atlantic's undersea transatlantic network

--------------------------------------------------------------------------------

JUNE 2003

o    Announces major restructuring plan

o    Exits optical component manufacturing automation business

--------------------------------------------------------------------------------

[GRAPHIC OMITTED]
X-Cite(TM) 120
Fluorescence Illumination System

[GRAPHIC OMITTED]
FTB-5500B
PMD Analyzer

[GRAPHIC OMITTED]
FTB-8515 Packet Blazer(TM)
SAN Test Module

6 o 2003 Annual Report o EXFO

TELECOM DIVISION

THINKING INSIDE THE BOX

As bandwidth requirements and network complexity increase year in and year out, so have residential and business expectations for quality of service, uptime and network reliability. These heightened requirements, increasingly becoming mission-critical throughout the global communications industry, are addressed with cost-effective, best-of-class solutions that only an experienced test and measurement vendor like EXFO can deliver.

Customers rely on our expertise to ensure their optical networks perform impeccably during each phase of the network life cycle-- research, development, manufacturing, installation, maintenance and full-time monitoring. Our field-testing solutions provide the utmost efficiency, cost-effectiveness and productivity to minimize the capital (CAPEX) and operating expenditures (OPEX) of network service providers (NSPs). Our advanced optical instruments and test systems enable telecom/datacom system manufacturers as well as component vendors to design and build better networks and related components.

CONSOLIDATING OUR LEADERSHIP POSITION

We have earned our leadership position in the physical-layer NSP market by anticipating customer needs for 18-plus years. When customers encountered problems upgrading their networks to 10 Gb/s, we were first to market with a unique polarization mode dispersion (PMD) analyzer that detected this limiting physical phenomenon. When customers faced test and measurement issues for their dense wavelength-division multiplexing (DWDM) networks, we introduced the best portable optical spectrum analyzer (OSA) and chromatic dispersion (CD) analyzer on the market. With fiber-to-the-home (FTTH) about to become a reality, lead customers are turning to us for another ready-made test solution. These are merely a few examples of the value-added solutions that customers have come to expect from a reliable, long-term partner such as EXFO, but they provide ample evidence of why our customer list reads like a Who's Who in the global NSP market.

At EXFO, we have reorganized our business under two new divisions--with respective sales, marketing, R&D, manufacturing and management teams--to better serve the needs of end-customers in different markets. Our Telecom Division consists of former Portable and Monitoring and telecom-related Industrial and Scientific product lines. This division is focused on network service providers, system manufacturers and component vendors on a global basis. Our Photonics and Life Sciences Division, which mainly leverages our core technologies, includes former Industrial and Scientific non-telecom product lines. This division has been created to maximize value from developed and acquired technologies. Beginning in 2004, we will report segmented information along these separate divisions.

                                                               [GRAPHIC OMITTED]
                                                   FTB-400 Universal Test System

                                                   EXFO o 2003 Annual Report o 7

[GRAPHIC OMITTED]
[PHOTOGRAPH]

Our PC-centric, Windows-driven platform, supported by more than a dozen next-generation test technologies, addresses complete service provisioning needs for DWDM, SONET/SDH, Gigabit Ethernet and, most recently, storage area network
(SAN) applications.

RAISING OUR FIELD-TESTING PLATFORM TO A NEW LEVEL

EXFO has been thinking inside the box since 1996, when we launched the original modular optical test platform. We expanded our leadership position in 2002 by releasing the first all-in-one test set that covers physical-, optical- and protocol-layer field-testing requirements for long-haul, metropolitan and access networks. In 2003, we raised the bar to a new level with the introduction of fully integrated software suites that automate the operation of test modules within our FTB-400 field-testing platform. This latest innovation allows complex testing routines to be carried out with a simple touch of a button. Our PC-centric, Windowsdriven platform, supported by more than a dozen next-generation test technologies, addresses complete service provisioning needs for DWDM, SONET/SDH, Gigabit Ethernet and, most recently, storage area network
(SAN) applications. We recently released a Fibre Channel test module that provides NSPs with highly accurate bit-error-rate (BER) values, which reflect the quality of their SAN networks. The one-two combination of best-in-class modular platform and broadest suite of test technologies has left competitors little choice but to play catch-up.

ADDRESSING CAPEX AND OPEX CONCERNS

It's a matter of dollars and sense. To improve cash-flow requirements and lower debt loads, NSPs are constantly looking for ways to reduce their short-term CAPEX and long-term OPEX budgets. EXFO proves to be the vendor of choice with solutions that characterize high-speed optical networks with a superior level of accuracy and repeatability, while helping NSPs improve their financials.

o Our modular platform design allows several test modules to be used inside a single box, providing significant cost savings. (CAPEX)

o Our proprietary PMD and CD analyzers sweep through optical amplifiers along networks, while conventional methods require dispersion levels to be measured between one amplifier and another. The end result is considerable savings in testing time. (OPEX)

o The Dual Test Set feature on our Packet Blazer(TM) test module provides end-to-end Ethernet traffic testing using a remote unit, thus eliminating the need for an extra technician in the field. (OPEX)

EXTENDING INNOVATION TO SYSTEM MANUFACTURERS

Innovation is not limited to field-testing solutions at EXFO. Our R&D/manufacturing-floor platforms, namely the IQS-500 Intelligent Test System and EPX Multi-Channel Test Systems, are designed for testing converging telecom and datacom networks increasingly based on IP technology. The next-generation IQS-500 platform can efficiently run as many as 100 physical-layer test modules using a single controller unit. The flexible and scalable EPX platforms support multi-channel testing, which is critical for characterizing high-speed optical networks with multiple wavelengths, speeds and protocols. Physical- and protocol-layer modules can be stacked in these respective platforms to produce high-performance test stations for networks and related elements including multiplexers, cross-connects, transponders, lambda routers, optical switches and DWDM systems.

In 2003, we leveraged our IQS-500 platform to design a new Cable Assembly Test System for multimode patchcord assemblies and added three test modules to our high-performance power meter series. We also introduced the 2.5+ Gigabit Multi-Rate Transceiver for our EPX platforms to help system manufacturers reduce test time and increase test thoroughness on the production floor. This protocol-layer test module simulates and monitors live traffic on each individual channel, enabling customers to carry out critical tests like BER, hybrid concatenation and service-disruption switch time. Subsequent to the year-end, we released the 10+ Gigabit Multi-Rate Transceiver with deep channelization and mixed payload concatenations for next-generation networks. We also launched a tunable external-cavity laser (ECL), whose broad wavelength range is optimized for coarse wavelength-division multiplexing (CWDM) and fiber-to-the-premises (FTTP) testing. These latest innovations point to one undeniable conclusion about EXFO: Innovation lives here!


                [GRAPHIC OMITTED]                       [GRAPHIC OMITTED]
         EPX16 Multi-Channel Test System         IQS-500 Intelligent Test System

8 o 2003 Annual Report o EXFO


PHOTONICS AND LIFE SCIENCES DIVISION

LEVERAGING EXISTING TECHNOLOGIES

Over the years, EXFO has developed and acquired a number of telecom-related technologies that we are leveraging in selected photonics and life science applications for high-tech industrial manufacturing and research markets. For example, we offer several light-based curing solutions for optical component manufacturing and have optimized our approach for other industries, such as semiconductor, electronic, and medical device manufacturing, to maximize revenues. Our Novacure(R) and Acticure(R) spot-curing systems deliver precise doses of the appropriate spectral light onto photosensitive adhesives to significantly reduce bonding time and increase repeatability. These light-based curing systems, supported by patented StepCure(R) technology, produce a high-quality bonding solution that is unmatched in the industry.



DEVELOPING UNIQUE FLUORESCENCE MICROSCOPY SOLUTIONS

In 2003, we took advantage of our light-based curing technology to jointly develop a unique fluorescence microscopy solution with leading manufacturers. The X-Cite(TM) 120 Fluorescence Illumination System is an indispensable microscope accessory, offering greater image quality, convenience and lamp life than conventional solutions in the life sciences market. Market response proved to be very positive following the signing of reseller agreements with industry leaders such as Nikon Instruments and Zeiss MicroImaging, who are offering the X-Cite 120 through their own sales channels to new and existing microscope owners.

DEPLOYING NANOTECHNOLOGY FOR LIFE SCIENCE RESEARCH

To meet the growing demand for precision positioning instrumentation in life science research, we have drawn on our telecom expertise in nanometer-scale positioning to offer a unique array of piezoelectric-based positioning systems. The stability of piezoelectric (PZT) technology provides extremely smooth and predictable instrument motion used for applications as varied as micromanipulation and patch-clamp experimentation, ultra-fast solution switching, nuclear transfer and intracytoplasmic sperm injection.

                                                               [GRAPHIC OMITTED]
                                                                        PCS-5000
                                                 Patch-Clamp Manipulation System

EXTENDING OUR WAVEMETER(R) TECHNOLOGY

Our Wavemeter test solutions are recognized around the world for characterizing optical networks with the highest degree of accuracy. We take full advantage of our leading-edge technology by extending it to non-telecom applications that require the use of a laser. Scientists and engineers, after all, need to know the absolute wavelength of a laser for their particular line of work such as high-resolution laser spectroscopy, photochemistry and optical remote sensing.

                                                               [GRAPHIC OMITTED]
                                                                         WA-1650
                                                                       Wavemeter

As demonstrated in the above examples, we're constantly finding new ways to leverage our technology base and maximize revenues.

[GRAPHIC OMITTED]

X-Cite(TM) 120
Fluorescence Illumination System

                                                   EXFO o 2003 Annual Report o 9


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the consolidated financial condition and results of operations of EXFO Electro-Optical Engineering Inc. for the fiscal years ended August 31, 2003, 2002 and 2001, should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. Our consolidated financial statements are reported in US dollars and have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. To the extent applicable to our consolidated financial statements included elsewhere in this Annual Report, these principles conform in all material respects with generally accepted accounting principles in the United States, or U.S. GAAP, except for significant differences, as described in Note 20 to our consolidated financial statements.

INDUSTRY OVERVIEW

Communications companies, still dealing with reduced spending levels, were affected by a number of external forces during fiscal 2003, including geo-political and economic uncertainty, the outbreak of SARS in Asia, as well as the declining strength of the US dollar. To cope with these market realities, network service providers, the first link in the communications supply chain, continued to service their debt loads and conserve cash. Moreover, as capital expenditure (CAPEX) budgets increasingly drew nearer to maintenance-level run rates, network service providers turned their attention to operating expenditures (OPEX) for further savings.

Lower spending levels necessarily produced a trickle-down effect throughout the communications industry, namely for system vendors, component manufacturers as well as for test and measurement equipment vendors. System manufacturers were negatively affected by the significant reduction in the deployment of long-haul optical networks, but benefited from some activity in metro and access networks. Optical component manufacturers were hardest hit by the downturn, given their position in the supply chain, the relative stability of technology and the excess manufacturing capacity in this sector. The ongoing consolidation within the component manufacturing market provides an inkling of its weaker health.

Test and measurement equipment vendors also felt the impact of reduced network service provider spending with less demand for orders. In addition, some competitors increasingly applied pricing pressure to obtain contracts, which eroded margins across the board. The gray market for test and measurement instruments, especially involving optical component manufacturing applications, further compounded the soft market. On the other hand, test and measurement vendors--whose products enable customers to lower CAPEX and OPEX, as well as deploy nextgeneration architecture--still attracted the attention of network service providers and system manufacturers for certain projects.

COMPANY OVERVIEW

EXFO is a leading designer and manufacturer of fiber-optic test, measurement and monitoring solutions for the global telecommunications industry.We market more than 90 product families to a diverse customer base in approximately 70 countries around the world. We develop products for two main markets. The Portable and Monitoring Division provides handheld and modular instruments for the physical-, optical- and protocol-layer testing needs of telecommunications carriers and network service providers. The Industrial and Scientific Division offers an extensive line of high-performance instruments and test systems for optical transmission system and component vendors as well as for research and development labs.

EXFO was founded in Quebec City, Canada, in 1985. Our original products were focused on the needs of installers and operators of fiber-optic networks. Customers use these field-testing products for the installation, maintenance, monitoring and troubleshooting of optical networks. In 1996, we supplemented our product portfolio with an extensive line of high-end products that are mainly dedicated to research and development as well as manufacturing activities. These products, namely modular and benchtop units, tend to be more complex and higher-priced than field-testing ones. In 1999, we entered the remote fiber test system (RFTS) market. This type of system allows network service providers to monitor the integrity of their fiber-optic systems in real time, twenty-four hours a day, seven days a week.

In the last two years, we have strengthened our competitive position through the acquisition of two protocol-layer test businesses. In November 2001, we expanded into protocol-layer testing with the acquisition of Avantas Networks Corporation (renamed EXFO Protocol Inc.), a supplier of fiber-optic testing and optical-network-performance management equipment for network service providers. This transaction was highly strategic because it enabled us to combine protocol-, optical- and physical-layer testing inside a single platform--the FTB-400 Universal Test System-- to help our customers increase revenues and reduce operational costs.

In October 2002, our newly created wholly-owned subsidiary, EXFO Gnubi, purchased substantially all the assets of gnubi communications, L.P., a supplier of multi-channel telecom and datacom testing solutions for the system manufacturer market. EXFO Gnubi's protocol-layer test equipment targets the fully complementary system manufacturer market, while EXFO Protocol's offering focuses on the network service provider market. Jointly, these strategic acquisitions enabled us to double our addressable market as we expanded from physical- and optical-layer testing to also cover protocol-layer testing applications in the telecom and datacom market, while offering a more complete fiber-optic test solution to customers.

Previously, we completed two acquisitions to bolster growth in the optical component manufacturing market.We acquired Burleigh Instruments, Inc. (renamed EXFO Burleigh Products Group Inc.) in December 2000 for its wavelength measurement instruments and nanopositioning alignment systems.We also added EFOS Inc. (renamed EXFO Photonic Solutions Inc.) in March 2001 for its precision light-based, adhesive spot-curing technology.We have since exited the optical component manufacturing automation business, a market addressed by an EXFO Burleigh product line.

One of our strongest competitive advantages is our modular platform design, which we first launched in 1996; and with the introduction of all-in-one test sets that cover physical-, optical- and protocol-layer test requirements in 2002, we believe that we remain the industry leader in this area. In 2003, we raised our field-testing platform to a new level by enabling field technicians to seamlessly automate their test applications. The first software product within EXFO's Integrated Applications Suite, the Lambda Auto-Sweeper, automates the interaction and common reporting of three test modules within our FTB-400 field-testing platform: SONET/SDH Analyzer, Optical Spectrum Analyzer and DWDM Channel Selector.

As described above, we have faced difficult market conditions in the telecommunications industry in the last two years; we experienced a decrease in sales and incurred significant operating losses. To cope with these realities, we implemented several restructuring actions since the last quarter of fiscal 2001. These actions resulted in workforce reductions of 245, 350 and 172 employees in fiscal 2001, 2002 and 2003, respectively.We also adopted rigorous cost-control measures and rationalized our business model. In addition, we incurred significant asset impairment charges related to these market conditions, namely for inventories, goodwill, intangible assets and future income tax assets.

To better serve the needs of end-customers in different markets and simplify our business model, we reorganized our business under two new divisions at the beginning of fiscal 2004. Our Telecom Division consists of former Portable and Monitoring and telecom-related Industrial and Scientific product lines. This division is focused on network service providers, communication system manufacturers and optical component vendors on a global basis. Our Photonics and Life Sciences Division, which mainly leverages our core technologies, includes former Industrial and Scientific non-telecom product lines. This division has been created to maximize value from developed and acquired telecom technologies.

10 o 2003 Annual Report o EXFO

Following this reorganization, our two new divisions now have respective sales, marketing, R&D, manufacturing and management teams and will, therefore, be presented under two corresponding operating segments. Under CICA handbook section 1701, we will provide the required segmented disclosures in our interim consolidated financial statements beginning in the first quarter of fiscal 2004. However, we will not provide comparative information for previous periods about each reportable segment, except for sales and long-lived assets, because this information is not available.

SALES

We sell our products to a diversified customer base in approximately 70 countries around the world through our direct sales force and, indirectly, through distribution channels. Our customers are comprised of telecommunications carriers, network service providers, system and optical component manufacturers, as well as research and development laboratories.We have a diversified customer base, both in terms of sector and geographical area, which provides us with reasonable protection regarding concentration of credit risk. As for customer breakdown, no customer accounted for more than 9.2%, 10.2% and 6.4% of sales in fiscal 2003, 2002 and 2001, respectively. In fiscal 2003, our three most significant customers represented 17.5% of sales, compared to 15.4% of sales in 2002 and 12.8% of sales in 2001.

COST OF SALES

Cost of sales includes raw materials, salaries and related expenses for direct and indirect manufacturing personnel (net of government grants) as well as overhead costs. Excess, obsolete or scrapped materials are also included in cost of sales.

In 2003, we reclassified certain expenses from selling and administrative expenses to cost of sales. Comparative figures have been reclassified accordingly.

OPERATING EXPENSES

We classify our operating expenses into three general categories: selling and administrative expenses, research and development expenses and amortization expenses.

Selling and administrative expenses consist primarily of salaries and related expenses for personnel (net of government grants), sales commissions, travel expenses, marketing programs, professional services, information systems, human resources and other corporate expenses.

Gross research and development expenses consist primarily of salaries and related expenses for engineers and other technical personnel, material component costs as well as fees paid to thirdparty consultants.We are eligible to receive research and development tax credits and government grants on research and development carried out in Canada. Related research and development tax credits and government grants are recorded as a reduction of gross research and development expenses. Tax credit write-offs are included in net research and development expenses.

Operating expenses related to our restructuring plans have been recorded as a separate component of operating expenses. These expenses consist primarily of severance expenses, costs to exit leased facilities as well as write-offs of unused long-lived assets.

OUR STRATEGY

We are more than ever committed to becoming a dominant player in the global communications test and measurement industry, while leveraging our technology base in targeted photonics and life science markets. To summarize our fiscal 2004 strategy, we plan to increase sales through market-share gains, maximize profitability and growth on a long-term basis, innovate our way out of this downturn, and maintain a sound financial position.

INCREASE SALES THROUGH MARKET-SHARE GAINS

In fiscal 2004, we will focus on continued market-share gains to achieve growth, considering a scenario based on a slightly declining communications market. In 2003, we believe that we gained market share among network service providers by strengthening the leadership position of our FTB-400 field-testing platform and by extending its reach to telecom and datacom protocol-layer test applications.

We also leveraged our protocol-layer acquisitions (formerly Avantas Networks and gnubi communications) to enhance our strategic position and sales results in this mission-critical sector for our targeted end-markets. Evidence of this newfound traction is reflected in our protocol-layer test sales, which accounted for more than 10% of total revenues in each of the last three quarters of 2003. With continued quality of execution, protocol-layer activities are expected to play a larger role and contribute to our growth in 2004.

Looking ahead, we intend to further expand our presence with network service providers, who are increasingly focusing on reducing operating expenditures
(OPEX) as capital expenditures (CAPEX) draw nearer to maintenance-level run rates. The unique value proposition inherent to our flexible, PC-based FTB-400 modular test platform and related suite of test technologies reduces both CAPEX and OPEX, aptly matching the priorities of network service providers and installation teams of system vendors.

Speaking of system vendors, we also started to target their R&D and manufacturing teams in fiscal 2003--as evidenced by the acquisition of gnubi communications. Following significant balance sheet restructuring, system vendors are gradually recovering, showing positive cash flow and even profits.We believe they will continue to recover in 2004 and will represent a major end-market for EXFO in the long term.

In addition, we intend to leverage synergies across our entire protocol R&D activities to accelerate the development of innovative, advanced and differentiated test solutions that maximize the reuse of technologies over multiple market segments. The design, manufacturing and deployment of next-generation SONET/SDH networks, combined with the convergence of multiple applications on simplified architectures and our strong market position on the physical-layer side, represent a significant market opportunity for our Telecom Division as we continue to expand our addressable markets.

As indicated by the realignment of our operations, we also intend to maximize revenue streams by leveraging our core telecom expertise into select adjacent markets. For example, we recently launched the X-Cite 120 Fluorescence Illumination System that was based on our adhesive curing technology for optical component manufacturing. Through joint development and reseller agreements with market-leading microscope manufacturers, we plan to take advantage of their large sales organizations and established base of microscopes to grow revenues in our Photonics and Life Sciences Division.

                                                  EXFO o 2003 Annual Report o 11


MAXIMIZE PROFITABILITY AND GROWTH ON A LONG-TERM BASIS

Returning to profitability is also a key priority for EXFO.We intend to design differentiated, higher-margin products in our R&D labs, streamline our manufacturing operations and review our supply chain in order to reduce our cost of goods. As well, we will keep fine-tuning our sales process to offset ongoing pricing pressure by some competitors. These initiatives should help us improve our gross margin, which fell to 47.4% (excluding inventory write-offs and a non-recurring gain) in fiscal 2003, to at least 50% in fiscal 2004 and accelerate our return to profitability. A balance between profitability and growth, however, is critical to ensure the long-term success of the company. We believe that our operating expenses have reached a level in which we cannot make additional significant reductions without compromising our medium- and long-term growth prospects. We reduced our selling and general administrative expenses by 20% to $27.0 million in fiscal 2003, from $33.9 million in 2002 and by 25% in 2002, from $45.0 million in 2001. On the other hand, we maintained our gross R&D expenses at $17.1 million in 2003 compared to $17.0 million in 2002 and $17.6 million in 2001. We plan to keep a tight control on operating costs with leaner and more flexible operations. However, the ongoing strength of the Canadian dollar (compared to the US dollar) may have a negative impact on our operating costs in 2004 and may offset some of our restructuring efforts.

INNOVATE OUR WAY OUT OF THE DOWNTURN

Ever since we founded EXFO in 1985, innovation strategies were focused on being first to market with unique solutions that anticipate and better address customer requirements. Our marketdriven approach can be demonstrated through a long history of industry firsts--first modular optical test platform, first all-in-one field-testing platform, first portable polarization mode dispersion
(PMD) analyzer, etc. This focus on delivering a unique value proposition to the marketplace is of strategic importance to improve our gross margin in the upcoming year. Our strong product pipeline delivered 15 new products to the marketplace in 2003, most of which include telecom-related solutions such as a next-generation PMD analyzer that can characterize PMD levels in high-speed optical networks, a Fibre Channel test module for installation and commissioning of storage area networks, and a 2.5+ Gigabit multi-rate transceiver for protocol-layer test applications. Sales of new products (on the market two years or less) accounted for 49% of total sales in 2003. These numbers reflect our commitment to the future and indicate that our innovation strategy is working at EXFO. We intend to keep innovating our way out of this downturn in 2004. As network service providers and system manufacturers turn their attention to metro, access and fiber-to-the-home networks and as systems converge toward data-centric, Internet Protocol-based technologies, we are developing the sophisticated test solutions required to match heightened network complexity.

MAINTAIN A SOUND FINANCIAL POSITION

For more than 18 years, we have maintained a solid balance sheet and, at the end of fiscal 2003, we had a cash position of $57.4 million and practically no debt. This fiscal responsibility provides our customers with the assurance that they can count on EXFO as a solid, long-term partner.

Our cash position will allow us to continue investing significantly in R&D in order to develop new solutions and tap into new markets, while some of our competitors face more significant financial pressure.

KEY PERFORMANCE INDICATORS

As measures to assess the realization of our strategic plan and its objectives, we have set out four consolidated key performance indicators, which are summarized as follows:

STRATEGIC OBJECTIVES                            KEY PERFORMANCE INDICATORS
--------------------------------------------------------------------------------
Increase sales through                          10% sales growth year-over-year,
market-share gains                              assuming a stable or slightly
                                                declining communications market

Maximize profitability and growth               50% gross margin in fiscal 2004
on a long-term basis

Innovate our way out of the downturn            45% of our sales from new
                                                products (on the market two
                                                years or less) during fiscal
                                                2004

Maintain a sound financial position             Positive cash flows from
                                                operating activities during
                                                fiscal 2004*
--------------------------------------------------------------------------------
* Assuming no major acquisitions of businesses and/or technologies and stability in the value of the Canadian dollar compared to the US dollar.


CAPABILITY TO DELIVER RESULTS

At EXFO, we believe that we have the capabilities to deliver expected results thanks to outstanding products, an excellent reputation in the marketplace, a sound financial position, as well as an experienced workforce and management team.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of financial conditions and results of operations is based on our consolidated financial statements included elsewhere in this Annual Report. As previously mentioned, they have been prepared in accordance with Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting years. On an ongoing basis, we evaluate these estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts, allowance for excess and obsolete inventories, research and development tax credits and government grants, impairment of long-lived assets and goodwill, valuation allowance of future income tax assets, warranty obligations, restructuring charges as well as contingencies and other obligations. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The following summarizes our critical accounting policies as well as those that require the most significant judgment and estimates in the preparation of our consolidated financial statements.

REVENUE RECOGNITION. For products in which software is incidental, we recognize revenue when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection of the resulting receivable is reasonably assured. In addition, provisions are made for estimated returns, warranties and support obligations.

For products in which software is not incidental, revenues are separated into two categories: product and customer support revenues based upon vendor-specific objective evidence of fair value. Product revenues for these sales are recognized as described above. Customer support revenues are deferred and recognized ratably over the years of the support arrangement. Except when provided within one year of delivery, costs of providing this support are insignificant and accrued at the time of delivery and no software upgrades are provided.

For all sales, we use a binding purchase order as evidence that a sales arrangement exists.

Delivery generally occurs when the product is shipped to a transporter.

12 o 2003 Annual Report o EXFO


At the time of the transaction, we assess whether the price associated with our revenue transaction is fixed and determinable, and whether or not collection is reasonably assured. We assess whether the price is fixed and determinable based on the payment terms associated with the transaction. We assess collection based on a number of factors, including past transaction history and the creditworthiness of the customer. Generally, collateral or other security is not requested from customers.

Most sales arrangements do not generally include acceptance clauses. However, if a sales arrangement includes an acceptance provision, acceptance occurs upon the earliest of the receipt of a written customer acceptance or the expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

ALLOWANCE FOR DOUBTFUL ACCOUNTS. We estimate collectibility of accounts receivable on an ongoing basis by periodically reviewing balances outstanding over a certain period of time.We determine our allowance for doubtful accounts receivable based on our historical accounts receivable collection experience and on the information that we have about the status of our accounts receivable balances. If the financial conditions of our customers deteriorate, resulting in an impairment of their ability to make required payments, additional allowance may be required, which could adversely affect our future results.

ALLOWANCE FOR EXCESS AND OBSOLETE INVENTORIES. We state our inventories at the lower of cost, determined on an average cost basis and replacement cost or net realizable value, and provide reserves for excess and obsolete inventories.We determine our reserves for excess and obsolete inventories based on the quantities we have on hand versus expected needs for these inventories, so as to support future sales of our products. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our future results.

RESEARCH AND DEVELOPMENT TAX CREDITS AND GOVERNMENT GRANTS. We record research and development tax credits and government grants based on our interpretation of tax laws and grant programs, especially regarding related eligible projects and expenses, and when there is reasonable assurance that we have complied and will continue to comply with all conditions and laws. Also, our judgment and estimates are based on historical experience. It is possible, however, that the tax authorities have a different interpretation of laws and application of conditions related to the programs or that we will not comply with all conditions related to grants in the future, which could adversely affect our future results. Furthermore, a large part of our tax credits are refundable against income taxes payable, causing their ultimate realization to be dependent upon the generation of taxable income. If we obtain information that causes our forecast of future taxable income to change or if actual taxable income differs from our forecast, we may have to revise the carrying value of these tax credits, which would affect our results in the period in which the change was made. We review the recoverability of such tax credits on a quarterly basis. Please refer to the "Research and development" section further in this document.

IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS. We assess impairment of goodwill on an annual basis, or more frequently, if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Goodwill impairment exists when the carrying value of a reporting unit exceeds its fair value. The amount of impairment loss, if any, is the excess of the carrying value of goodwill over its fair value. On September 1, 2002, upon the adoption of section 3062 of the Canadian Institute of Chartered Accountants (CICA) handbook, "Goodwill and Other Intangible Assets", we performed an initial impairment test of goodwill based on a fair value method. For the purposes of this test, we allocated our existing goodwill to our reporting units and completed an evaluation of the fair value of such reporting units. For the purposes of this evaluation, we used discounted future cash flows as well as sales multiples to estimate the fair value of each reporting unit. The assumptions used reflect our best estimates. Based on the comparison of the fair value of the reporting units to their carrying value, goodwill was not considered impaired at that moment.

Furthermore, on September 1, 2002, we prospectively adopted section 3063 of the CICA handbook, "Impairment of Long-Lived Assets". Based on this new standard, we assess impairment of intangible assets when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the pre-tax undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, based on the recoverability test, is the excess of the carrying value over its fair value. We assess fair value of intangible assets based on discounted future cash flows.

In the third quarter of fiscal 2003, we assessed impairment of goodwill and intangible assets based on these new standards. Please refer to the "Write-down of goodwill and intangible assets" section further in this document.

FUTURE INCOME TAXES. We account for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities, using enacted income tax rates for the years in which the differences are expected to reverse. In assessing the recoverability of our future income tax assets, we consider whether it is more likely than not that some or all of the future income tax assets will not be realized. The ultimate realization of certain future income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. If we obtain information that causes our forecast of future taxable income to change or if actual taxable income differs from our forecast, we may have to revise the carrying value of our future income tax assets, which would affect our results in the period in which the change was made.We review the recoverability of our future income tax assets on a quarterly basis. Please refer to the "Income Taxes" section further in this document.

In addition to the two above-mentioned CICA handbook sections, we also adopted the following new handbook sections and guideline in fiscal 2003:

     o   Section 3475 "Disposal of Long-Lived Assets and Discontinued
         Operations"

     o   Section 3870 "Stock-Based Compensation and Other Stock-Based Payments"

     o   Accounting Guideline 14 "Disclosure of Guarantees"

Please refer to note 2 to our consolidated financial statements included elsewhere in this Annual Report for further information about these new standards and their impact on our financial statements.

                                                  EXFO o 2003 Annual Report o 13


RESULTS OF OPERATIONS

The following table sets forth certain Canadian GAAP consolidated statements of earnings data in thousands of US dollars, except per share data, and as a percentage of sales for the years indicated:

Years ended August 31,                      2003            2002             2001        2003            2002            2001
====================================================================================================================================
Sales                                  $  61,930      $   68,330       $  146,013      100.0%          100.0%          100.0%
Cost of sales (1)                         36,197          52,366           56,207        58.4            76.6            38.5
------------------------------------------------------------------------------------------------------------------------------------
Gross margin (2)                          25,733          15,964           89,806        41.6            23.4            61.5
------------------------------------------------------------------------------------------------------------------------------------

Operating expenses
   Selling and administrative (1)         26,991          33,881           44,975        43.6            49.6            30.8
   Net research and development           15,879          12,782           13,601        25.6            18.7             9.3
   Amortization of property, plant
     and equipment                         6,139           5,932            3,559         9.9             8.7             2.4
   Amortization of intangible assets       4,747          11,615            9,876         7.7            17.0             6.8
   Write-down of intangible assets         2,922          23,657               --         4.7            34.6              --
   Restructuring and other charges         4,134           2,880            3,288         6.7             4.2             2.3
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                  60,812          90,747           75,299        98.2           132.8            51.6
------------------------------------------------------------------------------------------------------------------------------------


Earnings (loss) from operations         (35,079)        (74,783)           14,507      (56.6)         (109.4)             9.9
Interest income, net                       1,245           1,456            6,098         2.0             2.1             4.2
Foreign exchange gain (loss)             (1,552)           (458)            3,327       (2.5)           (0.7)             2.3
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes and
amortization and write-down of goodwill (35,386)        (73,785)           23,932      (57.1)         (108.0)            16.4

Income taxes                              15,059        (25,451)            8,150        24.3          (37.2)             5.6
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before amortization
and write-down of goodwill              (50,445)        (48,334)           15,782      (81.4)          (70.8)            10.8
Amortization of goodwill                      --          38,021           31,076          --            55.6            21.3
Write-down of goodwill                     4,505         222,169               --         7.3           325.1              --
------------------------------------------------------------------------------------------------------------------------------------
Net loss for the year                  $(54,950)      $(308,524)       $ (15,294)     (88.7)%        (451.5)%         (10.5)%
====================================================================================================================================


Basic and diluted net loss per share   $  (0.87)      $   (5.09)       $   (0.29)


Research and development data:
Gross research and development         $  17,133      $   17,005       $   17,601       27.7%           24.9%           12.1%
Net research and development           $  15,879      $   12,782       $   13,601       25.6%           18.7%            9.3%
------------------------------------------------------------------------------------------------------------------------------------


OTHER DATA (UNAUDITED) (3):
   Pro forma net earnings (loss)       $(11,476)      $ (11,248)       $   24,500     (18.5)%         (16.5)%           16.8%
   Basic and diluted pro forma net
      earnings (loss) per share        $  (0.18)      $   (0.19)       $    0.46

(1) Certain comparative figures have been reclassified to conform to the current-year presentation.

(2) Including inventory write-offs of $4,121, $18,463 and nil for the years ended August 31, 2003, 2002 and 2001, respectively, and a non-recurring gain of $473 for the year ended August 31, 2003. Excluding inventory write-offs and the non-recurring gain, gross margin would have reached 47.4% for the year ended August 31, 2003. Excluding inventory write-offs, gross margin would have reached 50.4% for the year ended August 31, 2002. This latter information is unaudited and is a non-GAAP measure.

(3) Net earnings (loss) excluding amortization and write-down of goodwill, non-recurring tax recovery, future income tax assets valuation allowance and the after-tax effect of amortization and write-down of intangible assets, restructuring and other charges, inventory and tax credit write-offs and non-recurring grants recovery. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information. Please refer to page 17 of this document for a detailed quantitative reconciliation.

SALES

Sales totaled $61.9 million, $68.3 million and $146.0 million in fiscal 2003, 2002 and 2001, respectively.

Compared to fiscal 2002, sales decreased 9% in 2003 due to increased pricing pressure by vendors and the continued slowdown in the global telecommunications industry.

Despite depressed spending levels in the telecommunications industry and the overall decrease of our sales in fiscal 2003, our sales of Portable and Monitoring products increased 3%, compared to 2002, mainly because of heightened traction in the protocol-layer test sector. On the other hand, our Industrial and Scientific product sales decreased 26% in fiscal 2003, compared to 2002, mainly due to the collapsed market for optical components and the resulting gray market. Overall for fiscal 2003, it was a 65%-35% sales split in favor of our Portable and Monitoring products compared to a 57%-43% split in favor of our Portable and Monitoring products in 2002.

It should be noted that the exited component manufacturing automation business generated nominal sales in fiscal 2003. Therefore, the exit of this business will not have a significant impact on our future sales.

With respect to the new business organization outlined earlier in this document, it would have been a 79%-21% sales split in favor of our Telecom Division in fiscal 2003. We expect this split to remain relatively unchanged in fiscal 2004.

                                                               [GRAPHIC OMITTED]
                                                                     [BAR CHART]

                                                                      $ Millions

                                                                03      61.9
                                                                02      68.3
                                                                01     146.0
                                                                00      71.6
                                                                99      42.2

14 o 2003 Annual Report o EXFO


Net accepted orders decreased 4% to $55.7 million in fiscal 2003 from $58.3 million in 2002. Our net book-to-bill ratio increased to 0.90 in fiscal 2003 compared to 0.85 in 2002. In fiscal 2003, our net accepted orders were more stable quarter-over-quarter, compared to fiscal 2002, despite the continued decline in most of our end-markets. We believe that this is a clear indication that we gained market share overall.

Sales decreased 53% in fiscal 2002, compared to 2001, due to a reduced demand for our products and pricing pressure attributable to the severe downturn in the telecommunications industry. Despite the acquisitions of EXFO Burleigh, EXFO Photonic Solutions and EXFO Protocol, we were not able to maintain our sales level year-over-year. Both our Portable and Monitoring products and our Industrial and Scientific products suffered from this lack of demand and pricing pressure. Our Industrial and Scientific products, however, were the most affected by the downturn, especially the optical component manufacturer end-market, given significant industry consolidation and reduced sales volume following the telecom peak. With regard to sales distribution, it was a 57%-43% sales split in favor of our Portable and Monitoring products in fiscal 2002 compared to 52%-48% in favor of our Industrial and Scientific products in 2001.

Net accepted orders decreased 56% to $58.3 million in fiscal 2002 from $132.1 million in 2001. Our book-to-bill ratio decreased to 0.85 in fiscal 2002 from
0.90 in 2001.

North American sales accounted for 59%, 57% and 58% of global sales in fiscal 2003, 2002 and 2001, respectively. International sales represented 41%, 43% and 42% of global sales in fiscal 2003, 2002 and 2001, respectively. Despite the relative stability in our international sales between fiscal 2003 and 2002, as a percentage of total sales, sales to the Asian market decreased to 16% of global sales in fiscal 2003 compared to 19% in 2002. On the other hand, sales to the Latin American market increased to 7% of global sales in fiscal 2003 compared to 4% of sales in 2002. Most of our sales to these two markets are made through tenders, which may vary in number and significance from period to period. In addition, the SARS outbreak also affected our sales in Asia to some extent.

The increase in international sales in fiscal 2002, compared to 2001, mainly reflects our sustained efforts to develop the Asian market. Sales to the Asian market reached 19% of global sales in fiscal 2002 compared to 13% in 2001.

We expect a similar split in favor of our North American sales in fiscal 2004, considering the current state of the market and our past results.

GROSS MARGIN

Gross margin amounted to 41.6%, 23.4% and 61.5% of sales for fiscal 2003, 2002 and 2001, respectively.

In fiscal 2003, we recorded inventory write-offs of $4.1 million for obsolete and excess inventories. These special charges were required considering product phase-outs, reduced needs for the 12 months following the time of the write-offs, current market conditions as well as our exit from the optical component manufacturing automation business. In 2003, we also recorded a non-recurring gain of $473,000 related to a grant recovery upon a tax assessment received in 2003. Excluding these special items, gross margin would have reached 47.4% of sales. Even excluding these special items, gross margin decreased 3% in fiscal 2003, compared to 2002, as adjusted on the same basis. The decrease is attributable to several reasons. First, existing market conditions and the competitive landscape inevitably led to increased pricing pressure. This, combined with a lower sales level in fiscal 2003, prevented a better absorption of our fixed manufacturing costs, which ultimately caused margin erosion. In addition, shift in product mix in favor of our Portable and Monitoring products caused our gross margin to decrease, as these products tend to have lower margins than our Industrial and Scientific products. However, the decrease in our gross margin was offset in part by our increased efficiency and restructuring efforts in 2002 and 2003.

                                                               [GRAPHIC OMITTED]
                                                                     [BAR CHART]

                                                                03      41.6%
                                                     Pro Forma* 03      47.4%
                                                                02      23.4%
                                                    Pro Forma** 02      50.4%
                                                                01      61.5%
                                                                00      64.6%
                                                                99      63.3%

                             *    Excluding inventory write-offs of $4.1 million
                                            and a non-recurring gain of $473,000
                            **   excluding inventory write-offs of $18.5 million

In fiscal 2002, we recorded inventory write-offs of $18.5 million for obsolete and excess inventories. These special charges were recorded due to weaker demand for our products and our expected needs for the 24 months following the time of the write-offs. Excluding these special charges, our gross margin would have reached 50.4% of sales. Even excluding these special charges, our gross margin decreased 11.1% in fiscal 2002, from 61.5% in 2001, mainly because of the significant decrease in sales in 2002. Weaker demand for our products and pricing pressure prevented a better absorption of our fixed manufacturing costs. Also, our manufacturing capacity in Quebec City, Quebec, and Victor, New York, almost doubled in fiscal 2001, while sales decreased significantly in 2002.

With our recent cost-reduction measures and tight control on operating costs, we believe that our gross margin should improve to at least 50% of sales in fiscal 2004 compared to 47.4% in fiscal 2003. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, increased obsolescence and excess costs, shifts in product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in the communications test and measurement industry.

It should be noted that a new presentation was adopted in 2003, in which certain expenses were reclassified from selling and administrative expenses to cost of sales. Consequently, comparative figures have also been reclassified, resulting in cost of sales increases of 2.3% and 0.9%, respectively for fiscal 2002 and 2001, with comparable decreases in selling and administrative expenses for these same years.

SELLING AND ADMINISTRATIVE

Selling and administrative expenses reached $27.0 million, $33.9 million and $45.0 million for fiscal 2003, 2002 and 2001, respectively. As a percentage of sales, selling and administrative expenses amounted to 43.6%, 49.6% and 30.8% for fiscal 2003, 2002 and 2001, respectively.

As a result of our restructuring plans implemented during the second and the third quarters of fiscal 2002 and in the third quarter of 2003, we were able to reduce our selling and administrative expenses by 20% year-over-year. The decrease in sales in fiscal 2003 also resulted in lower commissions and marketing expenses. Finally, in fiscal 2003, we recorded a non-recurring gain of $239,000, related to a grant recovery upon a tax assessment. However, the decrease in our selling and administrative expenses was offset in part by the impact of the acquisitions of EXFO Protocol and EXFO Gnubi in November 2001 and October 2002, respectively.

                                                               [GRAPHIC OMITTED]
                                                                     [BAR CHART]

                                                                      $ Millions

                                                                03      27.0
                                                                02      33.9
                                                                01      45.0
                                                                00      23.6
                                                                99      12.8

Also, the increased strength of the Canadian dollar, compared to the US dollar, in fiscal 2003, prevented us from further reducing our selling and administrative expenses. A large portion of our selling and administrative expenses are incurred in Canadian dollars. Consequently, the increase in the average value of the Canadian dollar, compared to the US dollar, in 2003, caused our selling and administrative expenses to increase since we report our financial results in US dollars. Overall, despite the latter reasons, we were able to reduce our selling and administrative expenses by nearly $7 million year-over-year, mainly because of the impact of our recent restructuring efforts and cost-control measures on these expenses.

                                                  EXFO o 2003 Annual Report o 15


As a result of the restructuring plans we implemented since June
2001, combined with the significant sales decrease in fiscal 2002, we were able to reduce our selling and administrative expenses, including lower commission expenses in fiscal 2002 compared to 2001. However, this decrease was offset in part by the impact of the acquisition of EXFO Protocol in November 2001. On the other hand, the significant drop in sales in fiscal 2002 caused the selling and administrative expenses percentage to increase since a large portion of these expenses tend to be fixed and because sales decreased at a faster rate than selling and administrative expenses.

For fiscal 2004, we expect our selling and administrative expenses in US dollars to remain flat compared to 2003.We believe that such a level represents a good balance between cost reduction and an acceptable cost structure to improve sales, provide quality service to customers, as well as integrate and run our acquired businesses, thus strategically positioning our company. Overall, our selling and administrative expenses in Canadian dollars will decrease as a result of our recent restructuring efforts and tight cost-control measures. However, the rapid and significant 6.9% increase of the Canadian dollar at the end of fiscal 2003, compared to its average value of US$0.675 during that same year, will negatively affect our selling and administrative expenses.

RESEARCH AND DEVELOPMENT

Gross research and development expenses totaled $17.1 million, $17.0 million and $17.6 million for fiscal 2003, 2002 and 2001, respectively. As a percentage of sales, gross research and development expenses amounted to 27.7%, 24.9% and 12.1% for fiscal 2003, 2002 and 2001, respectively.

                                                               [GRAPHIC OMITTED]
                                                                     [BAR CHART]

                                                                      $ Millions

                                                                03      17.1
                                                                02      17.0
                                                                01      17.6
                                                                00       9.4
                                                                99       6.4

Although restructuring actions were fully offset by the impact of the acquisitions of EXFO Protocol and EXFO Gnubi, our dollar-amount gross research and development expenses remained flat in fiscal 2003 compared to 2002. These two subsidiaries' significant level of research and development activities, combined with the strength of the Canadian dollar, compared to the US dollar, increased our research and development costs in Canada. The percentage increase in fiscal 2003, compared to 2002, can be explained by the fact that despite challenging market conditions, we continued investing heavily in research and development, especially in the protocol-layer sector. In fact, in 2003, we launched 15 new products, most of which were telecom-related solutions. Furthermore, in that same year, 49% of sales originated from products that have been on the market two years or less.

The slight decrease in gross research and development dollars in fiscal 2002, compared to 2001, is mainly due to the mix and timing of research and development projects and the effect of our restructuring plans implemented in 2002; these factors were partially offset by the impact of the acquisition of EXFO Protocol. In fiscal 2002, we released 25 new products and 48% of sales originated from products that have been on the market two years or less.

Tax credits and grants from Canadian federal and provincial governments for research and development activities were $3.6 million, $4.2 million and $4.0 million for fiscal 2003, 2002 and 2001, respectively. The dollar-amount decrease in tax credits and grants in fiscal 2003, compared to fiscal 2002, is mainly due to three reasons. First, our government grant programs came to an end. Second, the recent acquisition of U.S.-based EXFO Gnubi led to a larger portion of our R&D activities being conducted in the U.S., where such activities are not eligible for tax credits. And, finally, we did not record Canadian federal tax credits for EXFO Protocol in the fourth quarter of 2003 because it is more likely than not that those credits will be recovered in the medium term.

Considering current- and past-year tax losses, as well as current market conditions, we concluded (according to GAAP) that it was more likely than not that some tax credits will not be recovered and that a write-off was required. Accordingly, in the third quarter of fiscal 2003, we wrote off $2.3 million in Canadian federal tax credits related to EXFO Protocol and, as mentioned above, we did not record such credits for this subsidiary in the fourth quarter of 2003. All tax credits written off can be carried forward against future years' income taxes payable over the next ten years. Canadian federal tax credits are only refundable against income taxes payable.

Our tax credits and grants remained relatively flat between fiscal 2002 and 2001 since our gross research and development expenses were relatively unchanged year-over-year and since we were entitled to the same grant programs and tax credits.

Although we intend to reduce our research and development expenses (as a percentage of sales) in the future and despite our recent cost-reduction measures, we expect to continue investing significantly in research and development in the next year, reflecting our focus on innovation, our desire to gain market share and our goal to exceed customer needs and expectations. This investment in R&D will be focused on solutions for the network-service-provider and system-vendor markets as they are the first two links in the global communications supply chain that are expected to recover. More specifically, we intend to expand our protocol-layer product offering to complement our physical-layer product portfolio and selectively reduce our cost of goods while improving performance.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the four strategic acquisitions we completed in the last three fiscal years, we recorded $62.0 million in intangible assets, primarily consisting of core technology. These intangible assets, which are amortized over periods from five months to five years from the respective dates of acquisition, resulted in amortization expenses of $4.7 million, $11.6 million and $9.9 million in fiscal 2003, 2002 and 2001, respectively.

Considering respective impairment charges of $2.9 million and $23.7 million for intangible assets recorded in fiscal 2003 and 2002, the amortization expense decreased by approximately $6.4 million year-over-year. Also, as at August 31, 2002, acquired in-process research and development and workforce related to the acquisitions made in fiscal 2001 and 2002 were fully amortized, reducing current-year amortization expenses as well.

We expect the amortization of intangible assets to be approximately $1.0 million per quarter in fiscal 2004, assuming no acquisitions are made during this time.

WRITE-DOWN OF GOODWILL AND INTANGIBLE ASSETS

In May 2003, we performed our annual impairment test of goodwill for all our reporting units, except for newly acquired EXFO Gnubi. Also, considering the persisting unfavorable market conditions affecting our subsidiaries' industries, we reviewed the carrying value of intangible assets related to these reporting units.

As a result of this assessment, we concluded that the carrying value of goodwill related to EXFO Burleigh and the carrying value of intangible assets related to EXFO Burleigh and EXFO Photonic Solutions were impaired and we recorded an impairment charge of $4.5 million for goodwill and a pre-tax impairment charge of $2.9 million for acquired core technology. Of the total impairment charge, an amount of $6.9 million was related to EXFO Burleigh for goodwill and acquired core technology and $555,000 was related to EXFO Photonic Solutions for acquired core technology.

The write-down of goodwill and acquired core technology of EXFO Burleigh was required, considering that we exited the optical component manufacturing automation business, whose revenue potential represented a long-term prospect. The write-down of acquired core technology from EXFO Photonic Solutions was required because revenue potential related to this long-lived asset was less than expected in the short and medium term due to the current state of the market.

16 o 2003 Annual Report o EXFO


However, no impairment of goodwill and intangible assets was required for EXFO Protocol since we believe that revenue potential from the protocol-layer testing market will remain strong in the short and medium term.

For the purposes of estimating fair values, we used a combination of discounted future cash flows and a market approach (sales multiples). The discounted cash flows were estimated using periods ranging between eight and ten years, discount rates ranging between 15% and 20%, and an annual growth rate ranging between nil and 35%. The sales multiples used in the market approach ranged between 0.7 and
2.3. The assumptions used reflect our best estimates.

Goodwill will be reviewed for impairment in May 2004, or prior to that date if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value.

In May 2002, as part of our review of financial results, we performed an assessment of the carrying value of goodwill and intangible assets recorded in conjunction with the acquisitions of EXFO Burleigh, EXFO Photonic Solutions and EXFO Protocol. The assessment was performed because of the severe and continued downturn in the telecommunications industry, the persisting unfavorable market conditions affecting our subsidiaries' industries and the decline in technology valuations. The growth prospects for our subsidiaries were significantly lower than previously expected and less than those of historical periods. In addition, the decline in market conditions affecting the subsidiaries was significant and other than temporary. As a result, we concluded that the carrying value of goodwill and certain acquired intangible assets was impaired and we recorded a charge of $222.2 million to write down a significant portion of goodwill and a pre-tax charge of $23.7 million to write down a significant portion of acquired core technology. Of the total impairment loss of $245.8 million, an amount of $125.0 million was related to EXFO Burleigh for goodwill and acquired core technology, $71.5 million was related to EXFO Photonic Solutions for goodwill and acquired core technology and $49.3 million was related to EXFO Protocol for goodwill.

The impairment loss was calculated as the excess of the carrying value of the assets over the pre-tax undiscounted future cash flows. The pre-tax undiscounted future cash flows were estimated at the subsidiaries' level, since we had distinct cash flows for each of them and because they were not fully integrated into our activities. The cash flow periods used ranged from three to five years and the annual growth rates ranged between 15% and 30%.

RESTRUCTURING AND OTHER CHARGES

In fiscal 2001, we implemented a structured plan to reduce our costs and increase our efficiency. Under that plan, we recorded charges of $3.3 million, including $0.8 million in severance expenses for the 245 employees who were terminated throughout the company, $1.5 million for unused long-lived assets and $1.0 million for future payments on exited leased facilities located in the United States.

In fiscal 2002, we implemented additional structured plans to further reduce our costs. Under these plans, we recorded charges of $2.9 million, including $2.0 million in severance expenses for the 350 employees who were terminated throughout the company and $900,000 for unused long-lived assets.

In fiscal 2003, we implemented another structured plan to realign our cost structure to current market conditions. Under this new plan, we recorded additional charges of $4.1 million, including $2.8 million in severance expenses for the 172 employees who were terminated throughout the company, $512,000 for unused long-lived assets and $855,000 for future payments on exited leased facilities located around the world. Our estimation of the fair value of such future payments takes into account the estimated sublease rentals over the remaining terms of the exited leases.

All these special charges are included in the restructuring and other charges in the statements of earnings of the reporting years.

Our cost-reduction measures represent our best efforts to respond to the difficult market conditions and we expect that they will enable us to reach positive cash flows from operating activities at the end of fiscal 2004. However, these efforts may be inappropriate or insufficient. Our actions in this regard may not be successful in achieving the cost reductions or other benefits expected, may be insufficient to align our cost structure to market conditions, or may be more costly or extensive than anticipated.

INTEREST INCOME, NET

Our interest income mainly resulted from our short-term investments, less interest and bank charges. Net interest income amounted to $1.2 million, $1.5 million and $6.1 million for fiscal 2003, 2002 and 2001, respectively. Our net interest income remained relatively flat in fiscal 2003, compared to 2002, while it significantly decreased in 2002 compared to 2001. This decrease was due to the decline in interest rates during 2002 as well as our use of short-term investments to finance strategic acquisitions, operating activities and the purchase of property, plant and equipment.

We expect our net interest income to remain relatively flat in fiscal 2004, compared to 2003, as we anticipate our cash position and interest rates to remain relatively unchanged.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange loss amounted to $1.6 million in fiscal 2003 compared to a foreign exchange loss of $458,000 in 2002 and a foreign exchange gain of $3.3 million in 2001.

The foreign exchange losses in fiscal 2003 and 2002 are the result of the translation of operating activities denominated in currencies other than the Canadian dollar. During fiscal 2003, the Canadian dollar value increased significantly, as compared to the US dollar, resulting in significant foreign exchange losses during the second and third quarters of 2003.

The foreign exchange gain in fiscal 2001 can be mostly attributed to the disposal of short-term investments denominated in US dollars and the translation of operating activities denominated in currencies other than the Canadian dollar.

We manage our exposure to currency risk with forward exchange contracts and operating activities of Canadian entities denominated in currencies other than the Canadian dollar. Please refer to note 18 to our consolidated financial statements included elsewhere in this Annual Report.

INCOME TAXES

Our effective income tax recovery rate was 35.8% (before the future income tax assets valuation allowance and the non-recurring tax recovery) in fiscal 2003, compared to 34.5% in 2002 and compared to our effective income tax rate in fiscal 2001, which was 34.1%.

                                                  EXFO o 2003 Annual Report o 17


Compared to fiscal 2002, our effective income tax recovery rate increased in 2003 because a larger portion of our tax losses were incurred in jurisdictions, such as in the U.S., where the recovery rates were higher.

In the third quarter of 2003, we reviewed the carrying value of our future income tax assets. Considering existing market conditions, as well as the fact that we recorded losses for the current and past years, and that we exited the optical component manufacturing automation business, we concluded that it was more likely than not that all our future income tax assets will not be recoverable and that a valuation allowance was required. Even though the carrying periods of our future income tax assets are very long or indefinite, we recorded a valuation allowance of $28.4 million to write off all our future income tax assets, mainly related to the parent company, EXFO Protocol and EXFO Burleigh. Future income tax assets written off consisted mainly in deferred tax losses, research and development expenses, share issue expenses as well as non-deductible provisions and accruals.

From the $28.4 million valuation allowance, most of which is related to our domestic and U.S. companies, an amount of $13.8 million is related to deferred tax losses that can be carried forward against taxable income in several jurisdictions and $13.4 million is related to research and development expenses as well as provisions and accruals that can be carried forward indefinitely against future years' taxable income. Note 15 to our consolidated financial statements outlines significant components of future income tax assets and liabilities and the valuation allowance.

The valuation allowance recognized in fiscal 2003 will be reversed once management concludes that realization of these assets is more likely than not. Consequently, our future period tax rates will be distorted compared to previous periods.

AMORTIZATION OF GOODWILL

In conjunction with the four strategic acquisitions that we completed over the last three fiscal years, we recorded $312.0 million in goodwill. The goodwill related to the acquisitions of EXFO Burleigh and EXFO Photonic Solutions was amortized over five years until August 31, 2002. This resulted in amortization expenses of $38.0 million and $31.1 million in fiscal 2002 and 2001, respectively. The acquisitions of EXFO Protocol and EXFO Gnubi have been accounted for using new accounting standards contained in CICA handbook sections 1581 and 3062 and, consequently, goodwill resulting from these acquisitions was not amortized.

Since September 1, 2002, goodwill related to the acquisitions of EXFO Burleigh and EXFO Photonic Solutions is no longer amortized under new accounting standards. Consequently, we no longer have amortization expenses for goodwill.

NET LOSS AND PRO FORMA NET EARNINGS (LOSS)

Net loss amounted to $55.0 million, $308.5 million and $15.3 million in fiscal 2003, 2002 and 2001, respectively. In terms of per share amounts, we recorded a net loss of $0.87, $5.09 and $0.29 in fiscal 2003, 2002 and 2001, respectively.

Also, as a measure to assess financial performance, we use pro forma net earnings (loss) and pro forma net earnings (loss) per share. Pro forma net earnings (loss) represent net earnings (loss) excluding amortization and write-down of goodwill, non-recurring tax recovery, future income tax assets valuation allowance and the after-tax effect of amortization and write-down of intangible assets, restructuring and other charges, inventory and tax credit write-offs and non-recurring grants recovery.

Pro forma net loss amounted to $11.5 million and $11.2 million in fiscal 2003 and 2002 compared to pro forma net earnings of $24.5 million in 2001. In terms of pro forma per share amounts, we recorded a net loss of $0.18 and $0.19 in fiscal 2003 and 2002 compared to net earnings of $0.46 in 2001.

Pro forma net earnings (loss) are reconciled as follows:

YEARS ENDED AUGUST 31,                  2003            2002            2001
--------------------------------------------------------------------------------
                                    (unaudited)     (unaudited)      (unaudited)

Net loss in accordance with GAAP    $ (54,950)      $ (308,524)      $ (15,294)


Pro forma adjustments:
Amortization of goodwill                   --           38,021          31,076
Amortization of intangible assets       4,747           11,615           9,876
Write-down of goodwill                  4,505          222,169              --
Write-down of intangible assets         2,922            3,657              --
Tax effect on amortization and
   write-down of intangible assets     (2,745)         (12,167)         (3,363)
Restructuring and other charges
   and inventory and tax credit
   write-offs                          10,549           21,343           3,288
Tax effect on restructuring and
   other charges and inventory
   and tax credit write-offs           (3,777)          (7,362)         (1,083)
Non-recurring tax and grants
   recovery                            (1,357)              --              --
Tax effect on non-recurring grants
   recovery                               245               --              --
Future income tax assets valuation
   allowance                           28,385               --              --
--------------------------------------------------------------------------------

Pro forma net earnings (loss)       $ (11,476)      $  (11,248)      $  24,500
================================================================================

Basic and diluted net loss
   per share                        $   (0.87)      $    (5.09)      $   (0.29)
Basic and diluted pro forma
   net earning (loss) per share     $   (0.18)      $    (0.19)      $    0.46

The financial information we provide is pro forma, thus helping the investor better understand our normalized operating results as non-recurring and special items are excluded. This information is not in accordance with, or an alternative for, generally accepted accounting principles and may not be comparable to similarly titled measures reported by other companies.

18 o 2003 Annual Report o EXFO


LIQUIDITY AND CAPITAL RESOURCES

Over the past years, we have financed our operations and major investments and met our capital expenditure requirements mainly through cash flows from operating activities, the use of cash and short-term investments and the issuance of subordinate voting shares. For the upcoming year, we will finance our operations and capital expenditure requirements mainly through cash flows from operating activities and cash and short-term investments.

As mentioned earlier, maintaining a sound financial position is one of the four main objectives of our strategic plan. We believe that such an objective is in line with a strong cash position. As at August 31, 2003, our cash and short-term investments amounted to $57.4 million and we had almost no debt. Our working capital was at $76.7 million. Our cash and short-term investments increased by $7.7 million in fiscal 2003, compared to 2002, mainly due to an unrealized foreign exchange gain on cash and short-term investments of $6.8 million and cash flows from operating activities of $5.6 million, less cash payments of $1.9 million and $2.7 million for the acquisition of EXFO Gnubi and the purchase of property, plant and equipment. The unrealized foreign exchange gain resulted from the translation of our cash and short-term investments in US dollars, which is our reporting currency, and was recorded in the cumulative translation adjustment in the balance sheet.

We believe that our cash balances and short-term investments, combined with an available line of credit of $6.2 million, will be sufficient to meet our expected liquidity and capital requirements for at least the next 18 months. Our line of credit bears interest at prime rate. However, possible additional operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing prior to such time. There can be no assurance that additional debt or equity financing will be available when required or, if available, it can be secured on satisfactory terms.

The following table summarizes our commitments as at August 31, 2003:

YEARS ENDING AUGUST 31,         2004          2005          2006          2007          2008 and later          Total
-----------------------------------------------------------------------------------------------------------------------------------
Long-term debt            $  110,000    $  122,000    $  135,000    $  146,000              $   50,000     $  563,000
Operating leases           1,078,000       908,000       898,000       764,000               1,668,000      5,316,000
Contingent cash
   consideration in
   business combination*     200,000            --            --            --                      --        200,000
-----------------------------------------------------------------------------------------------------------------------------------

Total commitments         $1,388,000    $1,030,000    $1,033,000    $  910,000              $1,718,000     $6,079,000
===================================================================================================================================

*    estimated amount

OPERATING ACTIVITIES

Cash flows provided by operating activities amounted to $5.6 million in fiscal 2003, compared to cash flows used of $8.7 million in 2002 and cash flows provided of $3.9 million in 2001.

Cash flows provided by operating activities in fiscal 2003 were mainly the result of a decrease in some of our working capital items; that is, our accounts receivable decreased by $4.0 million, our income taxes and tax credits recoverable decreased by $13.9 million and our inventories decreased by $7.9 million (excluding write-offs). These positive effects on cash were offset in part by the net loss after items not affecting cash of $19.7 million. The decrease in our accounts receivable is directly related to the reduction in our sales. The decrease in our income taxes and tax credits recoverable is related to the recovery, during the year, of income taxes and research and development tax credits recoverable from previous periods. Finally, the decrease in our inventories is due to our efforts to maintain them at the lowest acceptable level considering the decrease in sales.

Cash flows used by operating activities in fiscal 2002 were primarily due to the net loss after items not affecting cash of $1.1 million, combined with the increase of income taxes and tax credits receivable of $19.7 million and the decrease in accounts payable and accrued liabilities of $7.5 million. These figures were partially offset by the result of the net decrease in accounts receivable and inventories of $19.7 million. The increase in our income taxes and tax credits receivable is related to income tax recoverable following the carry-back to previous years' taxable income of our consolidated tax loss, while the decrease in our accounts payable and accrued liabilities is due to the reduction in our purchases following the slowdown in our industry. The decrease in our accounts receivable is due to the reduction in our sales level and to the improvement in our days of sales outstanding ("DSOs"), while the decrease in our inventories is due to our efforts to maintain them at the lowest acceptable level considering the decrease in sales.

FINANCING ACTIVITIES

Cash flows used by financing activities amounted to $56,000, $90,000 and $4.6 million in fiscal 2003, 2002 and 2001, respectively. Cash flows used by financing activities over the last two years were mainly due to the repayment of our long-term debt. As at August 31, 2003, our long-term debt amounted to $563,000.

INVESTING ACTIVITIES

Cash flows used by investing activities totaled $9.9 million in fiscal 2003 compared to cash flows provided of $10.5 million and $8.4 million in 2002 and 2001.

In fiscal 2003, we acquired $5.4 million in short-term investments with proceeds from the recovery of income taxes and tax credits.We also made cash payments of $1.9 million and $2.6 million for the acquisition of EXFO Gnubi and the purchases of property, plant and equipment.

In fiscal 2002, we disposed of $25.5 million in short-term investments to finance operating activities of $8.7 million as well as the respective cash payments of $9.8 million and $5.2 million for the acquisition of EXFO Protocol and the purchase of property, plant and equipment.

                                                  EXFO o 2003 Annual Report o 19


CONTINGENCY

As discussed in note 12 to our consolidated financial statements included elsewhere in this Annual Report, in November 2001, the company was named as a defendant in a U.S. securities class action related to its initial public offering (IPO) in June 2000. The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly received excessive commissions and that the underwriters and some investors collaborated in order to inflate the price of EXFO's stock in the aftermarket.

On June 26, 2003, the Plaintiff's Executive Committee announced that a proposed settlement between the issuers and their directors and officers and the plaintiffs had been structured. A Memorandum of Understanding ("MOU") to settle the plaintiffs' claims against the issuers and their directors and officers has now been approved as to form and the process of obtaining approval by all parties to the MOU is now underway. The parties will be required to prepare many complex documents necessary to consummate the settlement, which will be submitted to the Court for preliminary approval. Final approval will be required by the Court following notice to class members and a fairness hearing. If this tentative settlement is successfully finalized, the company and the individual defendants will be released from the litigation. Any direct financial impact of the proposed settlement is expected to be borne by our insurance carriers.

Since the settlement process is subject to a fairness hearing and final court approval, it is possible that it could fail. Therefore, it is not possible to predict the final outcome of the case, nor determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against EXFO, and its officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as of August 31, 2003.

STOCK OPTION PLAN

The aggregate number of subordinate voting shares covered by options granted under the stock option plan was 3,176,613 as at August 31, 2003. The weighted average exercise price of those stock options was $15, compared to the market price of $2.64 per share as at August 31, 2003. A total of 1,068,095 options were exercisable as at August 31, 2003, with a weighted average exercise price of $22. The maximum number of subordinate voting shares issuable under the plan cannot exceed 4,470,961 shares. The following table summarizes information about stock options granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at August 31, 2003:

                                            % OF ISSUED         WEIGHTED AVERAGE
                            NUMBER      AND OUTSTANDING           EXERCISE PRICE
================================================================================
Chairman of the Board,
President and CEO
(one individual)           150,482                4.74%                   $ 9.91

Board of Directors
(four individuals)         131,875                 4.15%                  $ 7.41

Management and Corporate
Officers
(nine individuals)         350,775                11.04%                 $ 13.90
--------------------------------------------------------------------------------
                           633,132                19.93%                 $ 11.60
================================================================================

As permitted by section 3870 of the CICA handbook, we choose not to account for stock-based compensation costs arising from awards to employees, but we complied with the required pro forma disclosures with respect to net loss and net loss per share in our consolidated financial statements. Please refer to note 13 to our consolidated financial statements included elsewhere in this Annual Report for further disclosure about our stock-based compensation plans.

RISKS AND UNCERTAINTIES

Over the past few years, we have managed our business activities, focused on research and development of new and innovative products, prospered in international markets and closed strategic acquisitions. However, we operate in a highly competitive field that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

The main risks and uncertainties related to the communications test and measurement industry involve the rapid development of new products that have short life cycles and require extensive research and development; the difficulty of predicting market size and trends; the difficulty retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

In addition, given our strategic goals for growth and competitive positioning in our industry, we are expanding into international markets. This exposes us to certain risks and uncertainties related to changes in local laws and regulations, multiple technological standards, protective legislation and pricing pressure.

Furthermore, while the strategic acquisitions we have completed are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel.

We are also exposed to currency risks through the export of our products manufactured in Canada, substantially all of which are denominated in US dollars. These risks are partially hedged by operating expenses denominated in US dollars, the purchase of raw materials in US dollars and forward exchange contracts.

The economic slowdown in our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results, especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance of these instruments to be remote.

For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions.

20 o 2003 Annual Report o EXFO


QUARTERLY SUMMARY FINANCIAL INFORMATION (UNAUDITED)
(in thousands of US dollars, except per share data)

                                                                                               YEARS ENDED
                                1ST QUARTER     2ND QUARTER     3RD QUARTER     4TH QUARTER     AUGUST 31,
-------------------------------------------------------------------------------------------------------------
2003
Sales                           $    17,748     $    14,753     $    15,103     $    14,326     $   61,930
Cost of sales (1)               $     8,031     $     7,939     $    10,460     $     9,767     $   36,197
Gross margin                    $     9,717     $     6,814     $     4,643     $     4,559     $   25,733
Loss from operations            $    (3,562)    $    (6,085)    $   (14,419)    $   (11,013)    $  (35,079)
Net loss                        $    (2,158)    $    (4,246)    $   (38,427)    $   (10,119)    $  (54,950)
Pro forma net loss (2)          $    (1,354)    $    (3,426)    $    (4,067)    $    (2,663)    $  (11,476)
Basic and diluted net
  loss per share (2)            $     (0.03)    $     (0.07)    $     (0.61)    $     (0.16)    $    (0.87)
Basic and diluted pro forma
   net loss per share (2)       $     (0.02)    $     (0.05)    $     (0.06)    $     (0.04)    $    (0.18)


2002
Sales                           $    20,138     $    14,601     $    16,348     $    17,243     $   68,330
Cost of sales (1)               $    13,008     $    13,172     $    17,429     $     8,757     $   52,366
Gross margin (loss)             $     7,130     $     1,429     $    (1,081)    $     8,486     $   15,964
Loss from operations            $   (10,893)    $   (16,612)    $   (43,396)    $    (3,882)    $  (74,783)
Net loss                        $   (19,055)    $   (22,675)    $  (263,826)    $    (2,968)    $ (308,524)
Pro forma net loss (2)          $    (1,937)    $    (4,099)    $    (3,930)    $    (1,183)    $  (11,248)
Basic and diluted net
   loss per share (2)           $     (0.33)    $     (0.37)    $     (4.29)    $     (0.05)    $    (5.09)
Basic and diluted pro forma
   net loss per share (2)       $     (0.03)    $     (0.07)    $     (0.06)    $     (0.02)    $    (0.19)


2001
Sales                           $    28,519     $    36,293     $    45,781     $    35,420     $  146,013
Cost of sales (1)               $    10,525     $    13,004     $    17,743     $    14,935     $   56,207
Gross margin                    $    17,994     $    23,289     $    28,038     $    20,485     $   89,806
Earnings (loss) from
   operations                   $     6,791     $     6,912     $     4,335     $    (3,531)    $   14,507
Net earnings (loss)             $     7,505     $        24     $    (8,630)    $   (14,193)    $  (15,294)
Pro forma net earnings (2)      $     7,638     $     7,511     $     6,204     $     3,219     $   24,500
Basic and diluted net
  earnings (loss) per
  share (2)                     $      0.16     $        --     $     (0.15)    $     (0.25)    $    (0.29)
Basic and diluted pro forma
  net earnings per share (2)    $      0.16     $      0.14     $      0.11     $      0.06     $     0.46

(1) A new presentation was adopted in 2003 with certain expenses reclassified from selling and administrative expenses to cost of sales.

(2) Pro forma net earnings (loss) and per share data are calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information may not equal the corresponding annual information. Pro forma net earnings (loss) represent net earnings (loss) excluding amortization and write-down of goodwill, non-recurring tax recovery, future income tax assets valuation allowance and the after-tax effect of amortization and write-down of intangible assets, restructuring and other charges, inventory and tax credit write-offs and non-recurring grants recovery. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information.

                                                  EXFO o 2003 Annual Report o 21


MANAGEMENT'S REPORT

EXFO's management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects.

EXFO's policy is to maintain a system of internal accounting and administrative controls designed to provide reasonable assurance that the financial information is relevant, accurate and reliable, and that assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and is composed of outside directors. The Committee meets periodically with management and external auditors to review accounting, auditing and internal control matters. These consolidated financial statements have been reviewed and approved by the Board of Directors on the recommendation of the Audit Committee.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the external auditors, in accordance with generally accepted auditing standards on behalf of the shareholders. The external auditors have full and free access to the Audit Committee.

/s/ Germain Lamonde                             /s/ Pierre Plamondon
-----------------------------                   -----------------------------
Germain Lamonde                                 Pierre Plamondon, CA
Chairman, President and CEO                     Vice-President, Finance and
                                                Chief Financial Officer



AUDITORS' REPORT

To the Shareholders of EXFO Electro-Optical Engineering Inc.

We have audited the consolidated balance sheets of EXFO Electro-Optical Engineering Inc. as at August 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings (deficit) and contributed surplus and cash flows for each of the years in the three-year period ended August 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2003 in accordance with Canadian generally accepted accounting principles.


/s/ PricewaterhouseCoopers LLP
------------------------------
Chartered Accountants
Quebec, Quebec, Canada
September 26, 2003

22 o 2003 Annual Report o EXFO


CONSOLIDATED BALANCE SHEETS

(in thousands of US dollars)

The accompanying notes are an integral part of these consolidated financial statements.


AS AT AUGUST 31,                                   2003                    2002
--------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash                                          $   5,366               $   9,128
Short-term investments (notes 8 and 18)          52,010                  40,553
Accounts receivable (notes 8 and 18)
   Trade                                          9,639                   9,881
   Other                                            834                   3,267
Income taxes and tax credits recoverable
   (notes 4 and 8)                                6,003                  13,473
Inventories (notes 4, 5 and 8)                   15,602                  23,822
Prepaid expenses                                  2,041                   1,280
Future income taxes (notes 4 and 15)                 --                   1,272
--------------------------------------------------------------------------------
                                                 91,495                 102,676

INCOME TAXES AND TAX CREDITS RECOVERABLE
   (notes 4 and 8)                                1,377                   6,234
PROPERTY, PLANT AND EQUIPMENT (notes 6 and 8)    24,931                  26,246
INTANGIBLE ASSETS (notes 4, 7 and 8)             10,778                  16,464
GOODWILL (notes 4 and 7)                         17,673                  17,576
FUTURE INCOME TAXES (notes 4 and 15)                 --                   8,730
--------------------------------------------------------------------------------
                                              $ 146,254               $ 177,926

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities
   (note 9)                                   $  12,026               $  10,699
Income taxes payable                              2,200                      --
Deferred revenue                                    500                     503
Current portion of long-term debt                   110                     100
--------------------------------------------------------------------------------
                                                 14,836                  11,302

DEFERRED GRANTS (note 14)                         1,139                     654
LONG-TERM DEBT (note 10)                            453                     564
--------------------------------------------------------------------------------
                                                 16,428                  12,520
--------------------------------------------------------------------------------

COMMITMENTS (note 11)
CONTINGENCIES (note 12)

SHAREHOLDERS' EQUITY
Share capital (note 13)                         492,452                 489,611
Contributed surplus                               1,519                   1,487
Cumulative translation adjustment                 7,643                  (8,854)
Deficit                                        (371,788)               (316,838)
--------------------------------------------------------------------------------
                                                129,826                 165,406
--------------------------------------------------------------------------------
                                              $ 146,254               $ 177,926
================================================================================



On behalf of the Board:  /s/ Germain Lamonde           /s/ Andre Tremblay
                         -----------------------       ------------------------
                         Germain Lamonde               Andre Tremblay
                         Chairman, President and CEO   Chairman, Audit Committee

                                                  EXFO o 2003 Annual Report o 23


CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands of US dollars, except share and per share data)

The accompanying notes are an integral part of these consolidated financial statements.

YEARS ENDED AUGUST 31,                               2003         2002         2001
------------------------------------------------------------------------------------
SALES (note 16)                                 $  61,930    $  68,330    $ 146,013

COST OF SALES*                                     36,197       52,366       56,207
------------------------------------------------------------------------------------
GROSS MARGIN                                       25,733       15,964       89,806
------------------------------------------------------------------------------------

OPERATING EXPENSES
Selling and administrative                         26,991       33,881       44,975
Net research and development (notes 4 and 14)      15,879       12,782       13,601
Amortization of property, plant and equipment       6,139        5,932        3,559
Amortization of intangible assets                   4,747       11,615        9,876
Write-down of intangible assets (note 4)            2,922       23,657           --
Restructuring and other charges (note 4)            4,134        2,880        3,288
------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                           60,812       90,747       75,299
------------------------------------------------------------------------------------

EARNINGS (LOSS) FROM OPERATIONS                   (35,079)     (74,783)      14,507
Interest income, net                                1,245        1,456        6,098
Foreign exchange gain (loss)                       (1,552)        (458)       3,327
------------------------------------------------------------------------------------

EARNINGS (LOSS) BEFORE INCOME TAXES AND
   AMORTIZATION AND WRITE-DOWN OF GOODWILL
   (note 15)                                      (35,386)     (73,785)      23,932
INCOME TAXES (note 15)                             15,059      (25,451)       8,150
------------------------------------------------------------------------------------

EARNINGS (LOSS) BEFORE AMORTIZATION
   AND WRITE-DOWN OF GOODWILL                     (50,445)     (48,334)      15,782
AMORTIZATION OF GOODWILL (note 2)                      --       38,021       31,076
WRITE-DOWN OF GOODWILL (note 4)                     4,505      222,169           --
------------------------------------------------------------------------------------

NET LOSS FOR THE YEAR                           $ (54,950)   $(308,524)   $ (15,294)
====================================================================================

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE
Earnings (loss) before amortization
   and write-down of goodwill                   $   (0.80)   $   (0.80)   $    0.30

Net loss                                        $   (0.87)   $   (5.09)   $   (0.29)

BASIC WEIGHTED AVERAGE NUMBER OF
   SHARES OUTSTANDING (000'S)                      62,852       60,666       53,014
DILUTED WEIGHTED AVERAGE NUMBER OF
   SHARES OUTSTANDING (000'S) (note 17)            63,317       60,966       53,495

* Including inventory write-offs of $4,121, $18,463 and nil for the years ended August 31, 2003, 2002 and 2001, respectively (note 4).

24 o 2003 Annual Report o EXFO


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
AND CONTRIBUTED SURPLUS

(in thousands of US dollars)

The accompanying notes are an integral part of these consolidated financial statements.

RETAINED EARNINGS (DEFICIT)


YEARS ENDED AUGUST 31,                               2003         2002          2001
------------------------------------------------------------------------------------
BALANCE - BEGINNING OF YEAR                    $ (316,838)   $  (8,314)   $   6,980

ADD
Net loss for the year                             (54,950)    (308,524)     (15,294)
------------------------------------------------------------------------------------

BALANCE - END OF YEAR                          $ (371,788)   $(316,838)   $  (8,314)
====================================================================================


CONTRIBUTED SURPLUS


YEARS ENDED AUGUST 31,                               2003         2002         2001
------------------------------------------------------------------------------------
BALANCE - BEGINNING OF YEAR                    $    1,487    $   1,457    $      --

ADD
Premium on resale of share capital                     32           30        1,457
------------------------------------------------------------------------------------

BALANCE - END OF YEAR                          $    1,519    $   1,487    $   1,457
====================================================================================

                                                  EXFO o 2003 Annual Report o 25


CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of US dollars)

The accompanying notes are an integral part of these consolidated financial statements.

YEARS ENDED AUGUST 31,                               2003         2002         2001
------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year                          $  (54,950)   $(308,524)   $ (15,294)
Add (deduct) items not affecting cash
   Discount on short-term investments                 (54)         271          191
   Inventory and tax credit write-offs              6,418       18,463           --
   Amortization                                    10,886       55,568       44,511
   Foreign exchange gains on disposal of
     short-term investments                           (42)         (74)      (3,437)
   Restructuring and other charges                    512          741        1,083
   Future income taxes                            (18,247)     (13,397)      (1,779)
   Future income tax assets valuation allowance    28,385           --           --
   Write-down of goodwill and intangible assets     7,427      245,826           --
Change in non-cash operating items
   Accounts receivable                              3,957       15,406          447
   Income taxes and tax credits                    13,886      (19,736)       2,237
   Inventories                                      7,925        4,332      (20,308)
   Prepaid expenses                                  (569)         356          (67)
   Accounts payable and accrued liabilities          (349)      (7,470)      (3,736)
   Deferred revenue                                   (24)        (106)         100
   Deferred grants                                    420         (335)         (57)
------------------------------------------------------------------------------------
                                                    5,581       (8,679)       3,891
------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Bank advances                                          --           --       (2,046)
Repayment of mandatorily redeemable preferred shares   --           --         (354)
Repayment of long-term debt                          (133)        (106)      (3,355)
Issuance of share capital                              45           --           --
Redemption of share capital                           (16)          (6)         (33)
Resale of share capital                                48           36        1,490
Share issue expenses                                   --          (14)        (331)
------------------------------------------------------------------------------------
                                                      (56)         (90)      (4,629)
------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments              (401,105)    (506,228)    (772,808)
Proceeds from disposal of short-term investments  395,699      531,733      865,373
Additions to property, plant and equipment
  and intangible assets                            (2,652)      (5,245)     (15,911)
Business combinations (note 3)                     (1,867)      (9,756)     (68,255)
------------------------------------------------------------------------------------
                                                   (9,925)      10,504        8,399
------------------------------------------------------------------------------------

CHANGE IN CASH                                     (4,400)       1,735        7,661

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH       638         (336)        (661)

CASH - BEGINNING OF YEAR                            9,128        7,729          729
------------------------------------------------------------------------------------

CASH - END OF YEAR                             $    5,366    $   9,128    $   7,729
====================================================================================

SUPPLEMENTARY INFORMATION
Interest paid                                  $      417    $     269    $     377
Income taxes paid (recovered)                  $  (10,351)   $   4,172    $   8,171

26 o 2003 Annual Report o EXFO


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1    o   INCORPORATION AND NATURE OF ACTIVITIES

The company, incorporated in 1985 under the Canada Business Corporations Act, designs, manufactures and markets a full line of test, measurement and monitoring solutions for the global telecommunications industry. These solutions characterize the physical, optical and protocol layers of optical fiber and related hardware. The company derives substantially all of its revenue from customers located in the United States, Canada, Europe and Asia. The company's customers consist primarily of telecommunications carriers, network service providers, optical component and system manufacturers, as well as research and development laboratories.

2    o   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. These principles conform, in all material respects, with accounting principles generally accepted in the United States, except for the significant differences and additional disclosures provided in note 20.

ACCOUNTING ESTIMATES
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

CONSOLIDATION
These consolidated financial statements include the accounts of the company and its domestic and international subsidiaries. All significant intercompany accounts and transactions have been eliminated.

REPORTING CURRENCY
The functional currency of the company is the Canadian dollar. However, the company has adopted the US dollar as its reporting currency. The financial statements are translated into the reporting currency using the current rate method. Under this method, the financial statements are translated into the reporting currency as follows: assets and liabilities are translated at the exchange rate in effect at the date of the balance sheet, while revenues and expenses are translated at the monthly average exchange rate. All gains and losses resulting from the translation of the financial statements into the reporting currency are included in the cumulative translation adjustment in shareholders' equity.

In the event that management decides to declare dividends, such dividends would be declared in Canadian dollars.

FOREIGN CURRENCY TRANSLATION

FOREIGN CURRENCY TRANSACTIONS
Transactions denominated in currencies other than the functional currency are translated into the functional currency as follows: monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, while revenues and expenses are translated at the exchange rate in effect on the date of the transaction. Non-monetary assets and liabilities are translated at historical rates. Gains and losses arising from such translation are reflected in the statements of earnings.

FOREIGN SUBSIDIARIES
The financial statements of integrated foreign operations with a functional currency other than the Canadian dollar are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical rates. Revenues and expenses are remeasured at the monthly average exchange rate. Gains and losses resulting from remeasurement are reflected in the statements of earnings.

FORWARD EXCHANGE CONTRACTS
Forward exchange contracts are utilized by the company in the management of its foreign currency exposure. The company's policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Foreign exchange translation gains and losses on forward exchange contracts, used to hedge anticipated US-dollar-denominated sales, are recognized as an adjustment of the revenues when the sale is recorded.

Realized and unrealized gains or losses associated with forward exchange contracts, which have been terminated or cease to be effective prior to maturity, are deferred in the balance sheet and recognized in the earnings of the period in which the underlying hedged transaction is recognized.

SHORT-TERM INVESTMENTS
Short-term investments are valued at the lower of cost and market value. Cost consists of acquisition cost plus amortization of discount or less amortization of premium.

INVENTORIES
Inventories are valued on an average cost basis at the lower of cost and replacement cost for raw materials and at the lower of cost and net realizable value for work in progress and finished goods.

On September 1, 2002, the company changed its accounting policy for determining the cost of raw materials and work in progress from the first-in, first-out method to the average cost method. This change in accounting policy had no significant impact on the company's financial statements.

                                                  EXFO o 2003 Annual Report o 27


PROPERTY, PLANT AND EQUIPMENT AND AMORTIZATION
Property, plant and equipment are recorded at cost less related government grants and research and development tax credits. Amortization is provided on a straight-line basis over the estimated useful lives as follows:

                                                TERM

         Land improvements                      5 years
         Buildings                              15 and 25 years
         Equipment                              2 to 10 years
         Leasehold improvements                 Remaining lease term

INTANGIBLE ASSETS, GOODWILL AND AMORTIZATION
Intangible assets primarily include the cost of acquired in-process research and development and core technology, net of accumulated amortization. Core technology represents the existing technology acquired in business combinations that has reached technological feasibility, while acquired in-process research and development represents the existing technology that has not reached technological feasibility and has no future alternative use. Intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from five to ten months for in-process research and development, and five years for core technology.

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of net identifiable assets acquired. Goodwill related to business combinations with a date of acquisition prior to July 1, 2001, was amortized on a straight-line basis over the estimated useful life of five years until August 31, 2002. Goodwill related to business combinations with a date of acquisition after June 30, 2001, is not amortized.

Goodwill must be tested for impairment on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Any impairment loss arising from this test will be charged to earnings in the period in which it is incurred. The company elected to perform its annual impairment test in May of each fiscal year for all its existing reporting units (note 4).

IMPAIRMENT OF LONG-LIVED ASSETS
Long-lived assets are reviewed for impairment when events and circumstances indicate that cost may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of the carrying value over its fair value. The company has recorded impairment charges for intangible assets in 2002 and 2003 (note 4).

REVENUE RECOGNITION
For products in which software is incidental, the company recognizes revenue when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable, and collection of the resulting receivable is reasonably assured. In addition, provisions are made for estimated returns, warranties and support obligations.

For products in which software is not incidental, revenues are separated into two categories: product and customer support revenues, based upon vendor-specific objective evidence of fair value. Product revenues for these sales are recognized as described above. Customer support revenues are deferred and recognized ratably over the years of the support arrangement. Except when provided within one year of delivery, costs of providing this support are insignificant and accrued at the time of delivery and no software upgrades are provided.

For all sales, the company uses a binding purchase order as evidence that a sales arrangement exists.

Delivery generally occurs when the product is shipped to a transporter.

At the time of the transaction, the company assesses whether the price associated with its revenue transaction is fixed and determinable and whether or not collection is reasonably assured. The company assesses whether the price is fixed and determinable based on the payment terms associated with the transaction. The company assesses collection based on a number of factors, including past transaction history and the creditworthiness of the customer. Generally, collateral or other security is not requested from customers.

Most sales arrangements do not generally include acceptance clauses. However, if a sales arrangement includes an acceptance provision, acceptance occurs upon the earliest of receipt of a written customer acceptance or expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

Extended warranties are recognized ratably over the service periods.

ADVERTISING COSTS
Advertising costs are expensed as incurred.

GOVERNMENT GRANTS
Government grants are accrued as a receivable when there is reasonable assurance that the company has complied and will continue to comply with all the conditions related to the grant. Grants related to operating expenses are included in earnings when the related expenses are incurred. Grants related to capital expenditures are deducted from the related assets. Grants related to job creation and training programs for extended periods are deferred and amortized on a straight-line basis over the minimum period for which the created job must be maintained or training provided.

RESEARCH AND DEVELOPMENT EXPENSES
All expenses related to development activities, which do not meet generally accepted criteria for deferral, and research are expensed as incurred, net of related tax credits and government grants. Development expenses that meet generally accepted criteria for deferral are capitalized, net of related tax credits and government grants, and amortized against earnings over the estimated benefit period.

As at August 31, 2003, the company had not deferred any development costs.

28 o 2003 Annual Report o EXFO


INCOME TAXES
The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities, using enacted income tax rates for the years in which the differences are expected to reverse.

The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized. In 2003, the company recorded a valuation allowance for all its future income tax assets (note 4).

EARNINGS PER SHARE
Basic earnings per share are determined using the weighted average number of common shares outstanding during the year.

Diluted earnings per share are determined using the weighted average number of common shares outstanding during the year, plus the effect of dilutive potential common shares outstanding during the year. This method requires that diluted earnings per share be calculated, using the treasury stock method, as if all dilutive potential common shares had been exercised at the latest at the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby be used to purchase common shares of the company at the average fair value of the common shares during the year.

NEW ACCOUNTING STANDARDS
On September 1, 2002, the company prospectively adopted section 3870 of the Canadian Institute of Chartered Accountants (CICA) handbook, "Stock-Based Compensation and Other Stock-Based Payments", which applies to awards granted on or after the date of adoption, and requires that stock-based payments to non-employees and direct awards of stock to employees be accounted for using a fair value-based method. The new section also encourages, but does not require, the use of a fair value-based method to account for stock-based compensation costs arising from awards to employees. The company, to continue with its existing policy, elected not to account for stock-based compensation costs arising from awards to employees using the fair value-based method. The new section requires pro forma disclosures with respect to net earnings and net earnings per share if a fair value-based method of accounting is not adopted for awards granted to employees. The company complied with the standard by providing the required pro forma disclosures (note 13). The adoption of this new standard had no impact on the company's financial results.

On September 1, 2002, the company adopted section 3062 of the CICA handbook, "Goodwill and Other Intangible Assets". This new section changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations ceased upon the adoption of this section. For any acquisitions completed after June 30, 2001, goodwill is not amortized. Until August 31, 2002, goodwill recorded in business combinations completed prior to July 1, 2001, was amortized on a straight-line basis over five years.

Also, under the transitional provisions of the section, the company performed an initial impairment test in September 2002 to identify goodwill impairment using a fair value-based method. Under the new section, goodwill impairment exists when the carrying value of a reporting unit exceeds its fair value. For the purposes of the impairment test, the company allocated its existing goodwill to its reporting units and completed an evaluation of the fair value of such reporting units. Based on the comparison of the fair value of the reporting units to their carrying value, goodwill of the reporting units was not considered impaired.

Furthermore, under this new section, goodwill must be tested for impairment on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Any impairment loss arising from this test will be charged to earnings in the period in which it is incurred. The company elected to perform its annual impairment test in May of each fiscal year for all its existing reporting units (note 4).

This change in accounting policy has been applied prospectively and, consequently, the amounts presented for prior years have not been restated. The consolidated statements of earnings for the years ended August 31, 2001 and 2002, show the net loss and the net loss per share figures before the amortization and write-down of goodwill.

On September 1, 2002, the company prospectively adopted section 3063 of the CICA handbook, "Impairment of Long-Lived Assets". This new section changes existing rules for recognition and measurement of long-lived assets held for use. The section requires that an impairment loss be measured as the excess of the carrying value of a long-lived asset over its fair value. Longlived assets were tested for impairment in 2003 under these new provisions (note 4).

On March 1, 2003, the company prospectively adopted accounting guideline 14 of the CICA handbook, "Disclosure of Guarantees". This new guideline requires certain disclosure about obligations under guarantees other than product warranties. The adoption of this guideline had no impact on the company's financial statements since the company has no guarantee that falls into the scope of this new guideline.

On May 1, 2003, the company prospectively adopted section 3475 of the CICA handbook, "Disposal of Long-Lived Assets and Discontinued Operations". Under this new section, a long-lived asset to be disposed of other than by sale continues to be classified as held and used until it is disposed of; a long-lived asset classified as held for sale is measured at the lower of its carrying value or fair value less cost to sell; a loss recognized on classification of long-lived assets as held for sale or a group of assets as a discontinued operation does not include future operating losses, other than to the extent to which they are included in the fair value of the asset; and discontinued operations are defined more broadly than under existing rules. The adoption of this new standard had no impact on the company's financial statements since the company did not have such operations.

In July 2003, the CICA issued new handbook section 1100, "Generally Accepted Accounting Principles", which is effective for fiscal years beginning on or after October 1, 2003. This new section defines GAAP, establishes the relative authority of various types of CICA Accounting Standards Board pronouncements, says what to do when the handbook does not cover a particular situation, and clarifies the role of "industry practice" in setting GAAP. The company will adopt this new standard on September 1, 2004, and has not yet determined the impact it will have on its financial statements.

In July 2003, the CICA issued new handbook section 1400, "General Standards of Financial Statements Presentation", which is effective for fiscal years beginning on or after October 1, 2003. This new section confirms that the financial statements of an entity must "present fairly in accordance with Canadian generally accepted accounting principles" its financial position, results of operations and cash flows. The company will adopt this new standard on September 1, 2004, and has not yet determined the impact it will have on its financial statements.

                                                  EXFO o 2003 Annual Report o 29


3    o   BUSINESS COMBINATIONS

The company completed a number of business combinations in 2001, 2002 and 2003. The fair value allocated to significant intangible assets acquired in these business combinations was based upon independent valuations performed in conjunction with the business combinations. Acquired goodwill, except the one from gnubi communications L.P., is not deductible for income tax purposes.


BUSINESS COMBINATION DURING 2003

GNUBI COMMUNICATIONS, L.P.
On October 7, 2002, a newly created wholly-owned subsidiary of the company, EXFO Gnubi Products Group Inc. ("EXFO Gnubi"), acquired substantially all the assets of gnubi communications, L.P., a U.S. company supplying multi-channel telecom and datacom testing solutions for optical transport equipment manufacturers as well as research and development laboratories. This acquisition was made to fully complement the company's offering, to enhance its competitive position with network service providers and system vendors as well as to expand its presence in the data communications test market.

This acquisition was settled for a total consideration valued at $4,663,000 including acquisition-related costs of $162,000. The consideration paid consisted of $1,867,000 in cash, $2,796,000 by the issuance of 1,479,290 subordinate voting shares and a cash contingent consideration up to a maximum of $2,900,000, based on sales volume of EXFO Gnubi for the twelve months following the acquisition.

The cash contingent consideration to be paid upon the realization of the defined sales volume is accounted for as an additional acquisition cost and is recognized as an additional cost of acquired core technology as sales occur. Since October 7, 2002, the company recognized $173,000 as an additional cost of acquired core technology based on realized sales of EXFO Gnubi.

The fair value of the subordinate voting shares issued was determined based on the market price of the shares beginning three days before and ending three days after the number of shares became fixed based on a formula, being September 10, 2002.

This acquisition has been accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in the consolidated statement of earnings of the company since October 7, 2002, being the date of acquisition.

The purchase price, including acquisition-related costs, has been allocated based on the estimated fair value of net assets at the date of acquisition as follows:

Assets acquired
   Current assets                       $   755
   Property, plant and equipment            334
   Core technology                          750
Current liabilities assumed                (134)
-----------------------------------------------
Net identifiable assets acquired          1,705
Goodwill                                  2,958
-----------------------------------------------
Purchase price                            4,663
Less: Subordinate voting shares issued    2,796
-----------------------------------------------
Cash paid                               $ 1,867
===============================================


BUSINESS COMBINATION DURING 2002

AVANTAS NETWORKS CORPORATION (RENAMED EXFO PROTOCOL INC.)
On November 2, 2001, the company acquired a 100% interest in EXFO Protocol Inc. ("EXFO Protocol"), a Canadian company specializing in protocol-layer testing, in exchange for a total consideration valued at $94,952,000 or $69,381,000 net of $25,571,000 of cash and cash equivalents acquired. The total consideration includes acquisition-related costs of $1,272,000.

The consideration paid consisted of $9,756,000 in cash, net of cash and cash equivalents acquired of $25,571,000 and the issuance of 4,374,573 subordinate voting shares valued at $59,625,000. The fair value of the subordinate voting shares issued was determined based on the market price of the shares beginning three days before and ending three days after the terms of the acquisition were agreed upon and announced, being August 20, 2001.

This acquisition has been accounted for using the purchase method and, consequently, the results of operations of EXFO Protocol have been included in the consolidated statement of earnings of the company since November 2, 2001, being the date of acquisition.

The purchase price, including acquisition-related costs, has been allocated based on the estimated fair value of net assets at the date of acquisition as follows:

Assets acquired
   Current assets                       $ 6,040
   Property, plant and equipment          2,003
   In-process research and development    1,400
   Core technology                        5,050
   Future income tax assets (note 4)        476
Current liabilities assumed              (3,575)
-----------------------------------------------
Net identifiable assets acquired         11,394
Goodwill (note 4)                        57,987
-----------------------------------------------
Purchase price                           69,381
Less: Subordinate voting shares issued   59,625
-----------------------------------------------
Cash paid, net of cash and cash
  equivalents acquired                  $ 9,756
===============================================

30 o 2003 Annual Report o EXFO


BUSINESS COMBINATIONS DURING 2001

BURLEIGH INSTRUMENTS, INC. (RENAMED EXFO BURLEIGH PRODUCTS GROUP INC.)
On December 20, 2000, the company acquired a 100% interest in EXFO Burleigh Products Group Inc. ("EXFO Burleigh"), a U.S. company manufacturing precision scientific instruments used in basic and applied research, engineering and production test applications in a variety of fields, in exchange for a total consideration valued at $189,270,000, including acquisition-related costs of $2,461,000.

The consideration paid consisted of $42,461,000 in cash and the issuance of 6,488,816 subordinate voting shares valued at $146,809,000.

Furthermore, as part of this acquisition, the company established a restricted stock award plan for employees of EXFO Burleigh (note 13). This plan provides that in the event of an employee's voluntary termination, shares to be issued to this employee under the plan will be issued to EXFO Burleigh's former shareholders. In such circumstances, this issuance of shares will be recorded as additional goodwill. As of August 31, 2003, $5,000 has been recorded as additional goodwill upon voluntary termination of EXFO Burleigh's employees.

EFOS INC. (RENAMED EXFO PHOTONIC SOLUTIONS INC.)
On March 15, 2001, the company acquired a 100% interest in EXFO Photonic Solutions Inc. ("EXFO Photonic Solutions"), a Canadian company specializing in precision light-based adhesive spot-curing technologies as well as curing process control for the global optical component manufacturing market. This acquisition was settled for a total consideration valued at $110,146,000, including acquisition-related costs of $194,000. The consideration paid consisted of $25,194,000 in cash and the issuance of 3,700,000 subordinate voting shares valued at $84,952,000.

The 2001 acquisitions have been accounted for using the purchase method and, consequently, the results of operations of EXFO Burleigh and EXFO Photonic Solutions have been included in the consolidated statements of earnings of the company from the date of acquisition of these subsidiaries, being December 20, 2000, for EXFO Burleigh and March 15, 2001, for EXFO Photonic Solutions.

The fair value of subordinate voting shares issued as part of these business combinations was determined based on the market price of the shares beginning three days before and ending three days after the dates of acquisition of the subsidiaries.

The purchase price, including acquisition-related costs, has been allocated based on the estimated fair value of net assets at the dates of acquisition as follows:

                                        EXFO BURLEIGH   EXFO PHOTONIC SOLUTIONS
--------------------------------------------------------------------------------
Assets acquired
   Current assets                       $       7,092           $       9,195
   Property, plant and equipment                4,457                   1,054
   In-process research and development          1,800                     972
   Core technology (note 4)                    24,000                  25,324
   Workforce                                    1,250                     907
   Trademark                                       --                     421
Liabilities assumed                            (9,068)                 (7,169)
Future income tax liabilities                  (8,342)                   (983)
--------------------------------------------------------------------------------
Net identifiable assets acquired               21,189                  29,721
Goodwill (note 4)                             168,081                  80,425
--------------------------------------------------------------------------------
Purchase price                                189,270                 110,146
Less: Subordinate voting shares issued        146,809                  84,952
--------------------------------------------------------------------------------
Cash paid, net of cash acquired         $      42,461           $      25,194
================================================================================


VANGUARD TECHNICAL SOLUTIONS, INC.
On March 16, 2001, the company, through one of its subsidiaries, Burleigh Automation Inc., acquired substantially all the assets of Vanguard Technical Solutions, Inc., a U.S. company specializing in the design and manufacturing of ultra-precision assembly equipment for sensitive process and critical assembly challenges on the production floor. This acquisition, which was settled for a total cash consideration of $600,000 allocated to property, plant and equipment, has been accounted for using the purchase method.

4    o   SPECIAL CHARGES

WRITE-DOWN OF GOODWILL AND INTANGIBLE ASSETS
In May 2003, the company performed its annual impairment test on goodwill for all its reporting units, except for newly acquired EXFO Gnubi. Also, considering market conditions in the telecommunications industry and the persisting unfavorable conditions affecting the subsidiaries' industries, the company reviewed the carrying value of intangible assets related to these reporting units, consisting primarily in acquired core technology.

As a result of this assessment, the company concluded that the carrying value of goodwill related to EXFO Burleigh and the carrying value of intangible assets related to EXFO Burleigh and EXFO Photonic Solutions was impaired and it recorded a charge of $4,505,000 to write down goodwill and a pre-tax charge of $2,922,000 to write down acquired core technology. Of the total impairment loss of $7,427,000, $6,872,000 is related to EXFO Burleigh for goodwill and acquired core technology, and $555,000 is related to EXFO Photonic Solutions for acquired core technology.

For the purposes of estimating the fair values, the company used a combination of discounted future cash flows and a market approach (sales multiples). The discounted cash flows were estimated using periods ranging between eight and ten years, discount rates ranging between 15% and 20% and annual growth rates ranging between nil and 35%. The sales multiples used in the market approach ranged between 0.7 and 2.3.

                                                  EXFO o 2003 Annual Report o 31


In May 2002, as part of its review of financial results, the company performed an assessment of the carrying value of goodwill and intangible assets recorded in conjunction with the acquisitions of EXFO Burleigh, EXFO Photonic Solutions and EXFO Protocol. The assessment was performed because of the severe and continued downturn in the telecommunications industry, the persisting unfavorable market conditions affecting the subsidiaries' industries and the decline in technology valuations. The growth prospects for those subsidiaries were significantly lower than previously expected and less than those of historical periods, and the decline in market conditions affecting the subsidiaries was significant and other than temporary. As a result, the company concluded that the carrying value of goodwill and certain acquired intangible assets was impaired and it recorded a charge of $222,169,000 to write down a significant portion of goodwill and a pre-tax charge of $23,657,000 to write down a significant portion of acquired core technology. Of the total impairment loss of $245,826,000, $125,017,000 was related to EXFO Burleigh for goodwill and acquired core technology, $71,508,000 was related to EXFO Photonic Solutions for goodwill and acquired core technology, and $49,301,000 was related to EXFO Protocol for goodwill.

The impairment loss was calculated based upon existing accounting rules and represented the excess of the carrying value of the assets over the pre-tax undiscounted future cash flows. The pre-tax undiscounted future cash flows were estimated at the subsidiaries' level since the company had distinct cash flows for each of them and because they were not fully integrated into the company's activities. The cash flow periods used ranged from three to five years, using annual growth rates between 15% and 30%.

The assumptions supporting the estimated fair values and undiscounted future cash flows, including current and future industry conditions, reflect management's best estimates.

RESTRUCTURING AND OTHER CHARGES AND INVENTORY WRITE-OFFS
During 2001, the company implemented a structured plan to reduce costs and increase efficiency. Under that plan, the company recorded charges of $3,288,000, including $844,000 in severance expenses for the 245 employees who were terminated throughout the company, $1,476,000 for unused long-lived assets and $968,000 for future payments on exited leased facilities. These charges are included in the restructuring and other charges in the statement of earnings for the year ended August 31, 2001. As at August 31, 2003, the accrued liabilities related to this restructuring plan amounted to $124,000 and consisted primarily of future payments on exited leased facilities.

During 2002, the company implemented additional structured plans to further reduce its costs. Under these plans, the company recorded additional charges of $2,880,000, including $2,012,000 in severance expenses for the 350 employees who were terminated throughout the company and $868,000 for unused long-lived assets. These charges are included in the restructuring and other charges in the statement of earnings for the year ended August 31, 2002. Furthermore, the company recorded $18,463,000 in inventory write-offs for excess and obsolete inventories, which are included in the cost of sales in the statement of earnings for that same year. As at August 31, 2003, the accrued liabilities related to these restructuring plans amounted to $68,000 and consisted of accrued cost for unused long-lived assets.

During 2003, the company implemented an additional restructuring plan to realign its cost structure to current market conditions. Under that plan, the company recorded additional charges of $4,134,000, including $2,767,000 in severance expenses for the 172 employees who were terminated throughout the company, $512,000 for unused long-lived assets and $855,000 for future payments on exited leased facilities. Those charges are included in the restructuring and other charges in the statement of earnings for the year ended August 31, 2003. In addition, the company recorded $4,121,000 in inventory write-offs for excess and obsolete inventories, which are included in the cost of sales in the statement of earnings for that same year. As at August 31, 2003, the accrued liabilities related to the severance expenses and exited leased facilities incurred in 2003 amounted to $2,276,000.

FUTURE INCOME TAX ASSETS AND RESEARCH AND DEVELOPMENT TAX CREDITS
During 2003, the company reviewed the carrying value of its future income tax assets and its research and development tax credits. Considering current market conditions and because the company recorded losses for current and past fiscal years, it concluded that it is more likely than not that its future income tax assets and some of its research and development tax credits will not be recoverable and that a valuation allowance and a write-off were required. Accordingly, the company recorded a valuation allowance of $28,385,000 to write off all its future income tax assets mainly related to the parent company, EXFO Protocol and EXFO Burleigh and wrote off $2,297,000 in research and development tax credits related to EXFO Protocol. The valuation allowance has been included in the income taxes in the statement of earnings for the year ended August 31, 2003 (note 15). The write-off of research and development tax credits has been included in the net research and development expenses in the statement of earnings for that same year (note 14).

5    o   INVENTORIES

AS AT AUGUST 31,                                2003            2002
--------------------------------------------------------------------------------
Raw materials                           $      8,188    $     13,507
Work in progress                               1,022           1,382
Finished goods                                 6,392           8,933
--------------------------------------------------------------------------------
                                        $     15,602    $     23,822
================================================================================

6    o   PROPERTY, PLANT AND EQUIPMENT

AS AT AUGUST 31,                               2003                      2002
--------------------------------------------------------------------------------
                                        ACCUMULATED               Accumulated
                                COST   AMORTIZATION       Cost   Amortization

Land and land improvements  $  3,323       $    350   $  2,124       $     --
Buildings                     11,177          1,784      8,043            695
Equipment                     33,560         21,790     29,177         14,662
Leasehold improvements         1,837          1,042      4,121          1,862
--------------------------------------------------------------------------------
                              49,897       $ 24,966     43,465       $ 17,219
                                           ========                  ========
Less:
  Accumulated amortization    24,966                    17,219
--------------------------------------------------------------------------------
                            $ 24,931                  $ 26,246
================================================================================

32 o 2003 Annual Report o EXFO


7    o   Intangible Assets and Goodwill

AS AT AUGUST 31,                                2003            2002
--------------------------------------------------------------------------------
Core technology, net of accumulated
  amortization of $20,986
  ($15,120 in 2002) (notes 3 and 4)     $     10,778    $     16,464
In-process research and development,
  net of accumulated amortization of
  $4,496 ($4,195 in 2002)                         --              --
--------------------------------------------------------------------------------
                                        $     10,778    $     16,464
================================================================================


Amortization expense for intangible assets in each of the next four years is $3,932,000 in 2004, $3,932,000 in 2005, $2,497,000 in 2006 and $417,000 in 2007.

The net carrying value of goodwill is comprised of the following:


AS AT AUGUST 31,                                2003            2002
--------------------------------------------------------------------------------
Balance - Beginning of year             $     17,576    $    219,172
Business combination (note 3)                  2,958          57,987
Amortization (note 2)                             --         (38,021)
Write-down (note 4)                           (4,505)       (222,169)
Effect of foreign exchange rate                1,644             607
--------------------------------------------------------------------------------
Balance - End of year                   $     17,673    $     17,576
================================================================================

8    o   CREDIT FACILITIES

The company has a line of credit which provides for advances of up to Cdn$10,000,000 (US$7,220,000). This line of credit, which is renewable annually, bears interest at prime rate (prime rate in 2002). Short-term investments, accounts receivable, inventories and all tangible and intangible assets of the company have been pledged as collateral against this line of credit. As at August 31, 2003, Cdn$1,400,000 (US$1,000,000) has been reserved from this line of credit for letters of guarantee (note 12). As at August 31, 2002, this line of credit was unused.

9    o   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

AS AT AUGUST 31,                                2003            2002
--------------------------------------------------------------------------------
Trade                                   $      4,227    $      4,738
Salaries and social benefits                   3,462           2,638
Warranty                                         687             849
Tax on capital                                   381             856
Restructuring charges (notes 4 and 19)         2,468             782
Other                                            801             836
--------------------------------------------------------------------------------
                                        $     12,026    $     10,699
================================================================================

10   o   LONG-TERM DEBT

AS AT AUGUST 31,                                2003            2002
--------------------------------------------------------------------------------
Loans collateralized by equipment,
  bearing interest at 9.6%, repayable
  in monthly installments of $13,000
  including principal and interest,
  maturing in 2008                      $        563    $        664
Less: Current portion                            110             100
--------------------------------------------------------------------------------
                                        $        453    $        564
================================================================================


As at August 31, 2003, minimum principal repayments required in each of the next five years are $110,000 in 2004, $122,000 in 2005, $135,000 in 2006, $146,000 in
2007 and $50,000 in 2008.

11   o   COMMITMENTS

The company has entered into operating leases for certain of its premises and equipment, which expire at various dates through May 2011. As at August 31, 2003, minimum rentals payable under these operating leases in each of the next five years are $1,078,000 in 2004, $908,000 in 2005, $898,000 in 2006, $764,000
in 2007 and $448,000 in 2008. As at August 31, 2003, total commitments under these operating leases amounted to $5,316,000.

For the years ended August 31, 2001, 2002 and 2003, rental expense amounted to $1,580,000, $1,936,000 and $1,718,000, respectively (note 19).

12   o   CONTINGENCIES

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company's registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company's Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company's Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at pre-determined prices.

                                                  EXFO o 2003 Annual Report o 33


On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company's underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company's registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company's stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs' amended complaint and judgment was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

On June 26, 2003, the Plaintiff's Executive Committee announced that a proposed settlement between the issuers and their directors and officers and the plaintiffs had been structured. A Memorandum of Understanding ("MOU") to settle the plaintiffs' claims against the issuers and their directors and officers has now been approved as to form and the process of obtaining approval by all parties to the MOU is now underway. The parties will be required to prepare many complex documents necessary to consummate the settlement, which will be submitted to the Court for preliminary approval. Final approval will be required by the Court following notice to class members and a fairness hearing. If this tentative settlement is successfully finalized, the company and the individual defendants will be released from the litigation. Any direct financial impact of the proposed settlement is expected to be borne by the company's insurance carriers.

Since the settlement process is subject to a fairness hearing and final court approval, it is possible that it could fail. Therefore, it is not possible to predict the final outcome of the case, nor determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as of August 31, 2003.

As at August 31, 2003, the company has outstanding letters of guarantee of $1,232,000, which expire at various dates through 2006. From this amount, $1,000,000 has been reserved from the line of credit (note 8).

13   o   SHARE CAPITAL

Authorized - unlimited as to number, without par value
             Subordinate voting and participating, bearing a non-cumulative dividend to be determined by the Board of Directors, ranking pari passu with multiple voting shares

             Multiple voting and participating, entitling to ten votes each, bearing a non-cumulative dividend to be determined by the Board of Directors, convertible at the holder's option into subordinate voting shares on a one-for-one basis, ranking pari passu with subordinate voting shares

The following table summarizes the share capital activity since August 31, 2000:

                                 MULTIPLE VOTING SHARES         SUBORDINATE VOTING SHARES
-------------------------------------------------------------------------------------------------------------
                                   NUMBER      AMOUNT             NUMBER          AMOUNT       TOTAL AMOUNT
-------------------------------------------------------------------------------------------------------------
Balance as at August 31, 2000   38,000,000      $ 1              8,757,264      $ 198,458       $ 198,459
Business combinations (note 3)          --       --             10,188,816        231,761         231,761
Conversion of multiple voting
   shares into subordinate
   voting shares                  (100,000)      --                100,000             --              --
Redemption                              --       --                (43,999)           (33)            (33)
Resale                                  --       --                 43,999             33              33
Share issue expenses,
   net of related income taxes          --       --                     --           (225)           (225)
-------------------------------------------------------------------------------------------------------------
Balance as at August 31, 2001   37,900,000        1             19,046,080        429,994         429,995
Business combination (note 3)           --       --              4,374,573         59,625          59,625
Exercise of stock awards                --       --                144,532             --              --
Redemption                              --       --                 (7,022)            (6)             (6)
Resale                                  --       --                  7,022              6               6
Share issue expenses,
   net of related income taxes          --       --                     --             (9)             (9)
-------------------------------------------------------------------------------------------------------------
Balance as at August 31, 2002   37,900,000        1             23,565,185        489,610         489,611
Business combination (note 3)           --       --              1,479,290          2,796           2,796
Exercise of stock options               --       --                 25,498             45              45
Exercise of stock awards                --       --                 69,935             --              --
Redemption                              --       --                (21,515)           (16)            (16)
Resale                                  --       --                 21,515             16              16
-------------------------------------------------------------------------------------------------------------
Balance as at August 31, 2003   37,900,000      $ 1             25,139,908      $ 492,451       $ 492,452
=============================================================================================================

34 o 2003 Annual Report o EXFO


STOCK PURCHASE PLAN

The company's stock purchase plan terminated at the time of the initial public offering, being June 29, 2000. In accordance with that plan, officers, directors and key employees could purchase Class F shares up to a maximum of 5% of all participating, issued and outstanding shares of the company. The purchase price of shares under that plan was determined as a multiple of the company's equity as at the end of the preceding fiscal year. Shares issued under that plan are restricted as to sale and transferability for a period of at least five years from the date of acquisition. Prior to its initial public offering, the company issued 707,264 Class F shares in exchange for a weighted average cash consideration of Cdn$0.98 (US$0.67) per share. On June 29, 2000, the 707,264 issued and outstanding Class F shares were converted into 707,264 subordinate voting shares on a one-for-one basis.


STOCK OPTION PLAN

In May 2000, the company established a stock option plan for directors, executive officers, employees and consultants and those of the company's subsidiaries, as determined by the Board of Directors.

The maximum number of subordinate voting shares issuable under the plan cannot exceed 4,470,961 shares. The maximum number of subordinate voting shares that may be granted to any individual cannot exceed 5% of the number of outstanding subordinate voting shares. The exercise price is the market price of the common shares on the date of grant. Options granted under the plan generally expire ten years from the date of grant. Options granted under the plan generally vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. Up to October 10, 2000, the number of options, which ultimately would become exercisable in any given year, and in aggregate, was dependent on the degree to which the company's financial performance objectives were met. Nevertheless, on October 10, 2000, the Board of Directors of the company amended the vesting terms for options granted pursuant to the option plan to remove the financial performance criterion. Accordingly, options granted vest over the four-year period. The Board of Directors may accelerate the vesting of any or all outstanding options upon the occurrence of a change of control.

The following table summarizes stock option activity since August 31, 2000:

YEARS ENDED AUGUST 31,                      2003                    2002                    2001
--------------------------------------------------------------------------------------------------------
                                                WEIGHTED                Weighted                Weighted
                                                 AVERAGE                 Average                 Average
                                                EXERCISE                Exercise                Exercise
                                     NUMBER        PRICE        Number     Price     Number        Price
--------------------------------------------------------------------------------------------------------
Outstanding - Beginning of year   2,597,574     $     22     2,414,231  $     28    609,734     $     26
Granted                           1,268,450            2     1,039,805        10  2,153,352           29
Exercised                           (25,498)          (2)           --        --         --           --
Forfeited                          (663,913)         (17)     (856,462)      (25)  (348,855)         (29)
--------------------------------------------------------------------------------------------------------
Outstanding - End of year         3,176,613     $     15     2,597,574  $     22  2,414,231     $     28
========================================================================================================
Exercisable - End of year         1,068,595     $     22       512,161  $     28    127,561     $     26
========================================================================================================


The following table summarizes information about stock options as at August 31, 2003:

                        OPTIONS OUTSTANDING AS AT AUGUST 31, 2003       OPTIONS EXERCISABLE AS AT AUGUST 31, 2003
------------------------------------------------------------------------------------------------------------------
                                                WEIGHTED      WEIGHTED               WEIGHTED     WEIGHTED
                                                 AVERAGE       AVERAGE                AVERAGE      AVERAGE
                                                EXERCISE     REMAINING               EXERCISE    REMAINING
                                                   PRICE   CONTRACTUAL                  PRICE  CONTRACTUAL
EXERCISE PRICE                       NUMBER         LIFE                    NUMBER                    LIFE
------------------------------------------------------------------------------------------------------------------
$1.58 to $2.16                      873,850     $   1.59     3.1 years     108,224    $  1.58    3.1 years
$2.59 to $3.63                      224,400         3.39     3.3 years      28,744       3.37    3.3 years
$5.65                                35,479         5.65     2.5 years       8,870       5.65    2.5 years
$9.13 to $12.69                     676,246        10.12     2.2 years     169,062      10.12    2.2 years
$19.19 to $27.80                  1,047,812        23.90     1.2 years     594,282      24.15    1.2 years
$34.07 to $45.94                    269,276        43.58     1.1 years     134,638      43.58    1.1 years
$56.75                               49,550        56.75      1.0 year      24,775      56.75    1.0 year
------------------------------------------------------------------------------------------------------------------
                                  3,176,613     $  15.36     2.1 years   1,068,595    $ 22.14    1.6 years
==================================================================================================================

RESTRICTED STOCK AWARD PLAN

On December 20, 2000, the company established a restricted stock award plan for employees of EXFO Burleigh. Each stock award entitles employees to receive one subordinate voting share at a purchase price of nil. Stock awards granted under the plan vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. According to the plan, upon the involuntary termination of a member of the defined management team, all outstanding restricted stock awards granted to such an employee automatically vest. The plan will expire on December 20, 2004.

The following table summarizes restricted stock awards activity since December 2000:

YEARS ENDED AUGUST 31,                      2003                    2002                    2001
--------------------------------------------------------------------------------------------------------
Outstanding - Beginning of year          215,249                 359,781                      --
Granted                                       --                      --                 359,781
Exercised                                (69,935)               (144,532)                     --
Forfeited                                 (2,218)                     --                      --
--------------------------------------------------------------------------------------------------------
Outstanding - End of year                143,096                 215,249                 359,781
========================================================================================================
Exercisable - End of year                     --                      --                       --
========================================================================================================

As of August 31, 2003, the weighted average remaining contractual life of the outstanding restricted stock awards was 1.3 years.

                                                  EXFO o 2003 Annual Report o 35


STOCK APPRECIATION RIGHTS PLAN

On August 4, 2001, the company established a stock appreciation rights plan for certain employees. Under that plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the common shares on the date of exercise and the exercise price determined on the date of grant. Stock appreciation rights granted under the plan generally expire ten years from the date of grant. Stock appreciation rights vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant.

Considering the market price of the common shares of US$2.64 as at August 31, 2003, compensation expense for those stock appreciation rights was nominal as at August 31, 2003.

The following table summarizes stock appreciation rights activity since August 2001:

YEARS ENDED AUGUST 31,                      2003                    2002                    2001
--------------------------------------------------------------------------------------------------------
                                                WEIGHTED                Weighted                Weighted
                                                 AVERAGE                 Average                 Average
                                                EXERCISE                Exercise                Exercise
                                     NUMBER        PRICE        Number     Price     Number        Price
--------------------------------------------------------------------------------------------------------
Outstanding - Beginning of year      10,000     $     26        22,400  $     30         --     $     --
Granted                               5,000            2         1,000        12     22,400           30
Forfeited                            (6,000)          (9)      (13,400)      (31)        --           --
--------------------------------------------------------------------------------------------------------
Outstanding - End of year             9,000     $     24        10,000  $     26     22,400     $     30
========================================================================================================
Exercisable - End of year             3,500     $     30         2,250  $     27         --     $     --
========================================================================================================

The following table summarizes information about stock appreciation rights as at August 31, 2003:

                                      STOCK APPRECIATION                        STOCK APPRECIATION
                                   RIGHTS OUTSTANDING AS AT                  RIGHTS EXERCISABLE AS AT
                                        AUGUST 31, 2003                           AUGUST 31, 2003
------------------------------------------------------------------------------------------------------------------
                                                      WEIGHTED AVERAGE                            WEIGHTED AVERAGE
EXERCISE PRICE                 NUMBER       REMAINING CONTRACTUAL LIFE    NUMBER        REMAINING CONTRACTUAL LIFE
------------------------------------------------------------------------------------------------------------------
$2.10                           2,000                        3.7 years        --                                --
$19.19 to $22.25                4,500                        1.3 years     2,250                         1.3 years
$45.94                          2,500                        1.0 year      1,250                         1.0 year
------------------------------------------------------------------------------------------------------------------
                                9,000                        1.8 years     3,500                         1.2 years
==================================================================================================================

PRO FORMA INFORMATION ON STOCK-BASED COMPENSATION PLANS

The company has elected not to account for stock-based compensation costs arising from awards to employees using the fair value-based method as permitted by the new accounting standard (note 2). However, the company is required to make pro forma disclosures of net loss and net loss per share as if the fair value-based method of accounting had been applied.

Therefore, if the fair value-based method had been used to account for stock-based compensation costs related to stock options granted to employees since the adoption of the new standard on September 1, 2002, the net loss and the related net loss per share figures would be as follows on a pro forma basis:

                                                                      YEAR ENDED
                                                                 AUGUST 31, 2003
--------------------------------------------------------------------------------
Net loss for the year                                                 $ (54,950)
Pro forma adjustment for stock-based compensation costs                    (338)
--------------------------------------------------------------------------------
Pro forma net loss for the year                                       $ (55,288)
================================================================================
Basic and diluted net loss per share                                  $   (0.87)
Basic and diluted pro forma net loss per share                        $   (0.88)

These options, which have a weighted average fair value of $0.81, will generate aggregate stock-based compensation costs of $887,000 over their vesting periods. Those costs will be amortized over their vesting periods using the graded vesting method resulting in annual stock-based compensation costs of $282,000 in 2004, $175,000 in 2005, $84,000 in 2006 and $8,000 in 2007.

The fair value of options granted was estimated using the Black-Scholes options valuation model with the following weighted average assumptions:

                                                                      YEAR ENDED
                                                                 AUGUST 31, 2003
--------------------------------------------------------------------------------
Risk-free interest rate                                                     4.2%
Expected volatility                                                          80%
Dividend yield                                                               Nil
Expected life                                                          29 months

The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options and awards which have no vesting restrictions, and are fully transferable. In addition, option and award valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

36 o 2003 Annual Report o EXFO


14   o   OTHER DISCLOSURES

NET RESEARCH AND DEVELOPMENT EXPENSES
Net research and development expenses comprise the following:

Years ended August 31,                           2003        2002          2001
--------------------------------------------------------------------------------
Gross research and development expenses        $17,133     $ 17,005     $17,601
Research and development tax credits            (3,506)      (3,890)     (3,369)
Government grants                                  (45)        (333)       (631)
Write-off of research and development
  tax credits (note 4)                           2,297           --          --
--------------------------------------------------------------------------------
                                               $15,879      $12,782      $13,601
================================================================================


All tax credits written off can be carried forward against future years' income taxes payable over the next ten years.

OTHER GRANTS AND TAX CREDITS
During 1998, the company entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (the "Minister"). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to a maximum of Cdn$600,000 (US$433,000) toward interest costs incurred over the period from January 1, 1998, through December 31, 2002. In addition, the Minister agreed to provide grants up to a maximum of Cdn$2,220,000 (US$1,603,000) over the period from January 1, 1998, through December 31, 2002, payable based on the number of full-time jobs created during the period.

The above grants are subject to the condition that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Should this condition not be met by the company, the Minister may enforce various recourse options, which include suspension or cancellation of the agreement or requiring the repayment of amounts received by the company. Since the beginning of this program, the company recognized the maximum amount of Cdn$2,820,000 (US$2,036,000), of which Cdn$2,003,000 (US$1,446,000) has been credited to earnings with the balance of Cdn$817,000 (US$590,000) having been included in deferred grants in the balance sheet.

Furthermore, in 1999, the company entered into another agreement with the Minister. Pursuant to this agreement, the Minister agreed to provide grants over the period from February 1998 to June 2002, payable based on the number of jobs created and certain specific training expenses related to such jobs. The above grant is subject to the condition that the new employees continue to participate in the specific training program for a period of at least ten consecutive months. Should this condition not be met by the company, the Minister may enforce various recourse options, which include suspension or cancellation of the agreement or requiring the repayment of amounts received by the company. Since 1998, the company has recognized a total of Cdn$2,965,000 (US$2,141,000) under this program, which has been credited to earnings.

Should repayments of any amounts received pursuant to these agreements be required, such repayments will be charged to earnings as the amount of any repayment becomes known.

Finally, since 2000, companies operating in the Quebec City area are eligible for a refundable tax credit granted by the Quebec provincial government. This credit is earned on the increase of production and marketing salaries incurred in the Quebec City area at a rate of 40%. Since 2000, the company has recognized a total of Cdn$5,664,000 (US$4,089,000) under this program, of which Cdn$4,905,000 (US$3,540,000) has been credited to earnings with the balance of Cdn$759,000 (US$549,000) having been included in deferred grants in the balance sheet.

The reduction in the company's workforce described in note 4 had no effect on amounts already recognized in the statements of earnings under these programs.

Following is a summary of the classification of these and certain other grants and tax credits (government grants) in the statements of earnings of the reporting years.

Cost of sales for the years ended August 31, 2001, 2002 and 2003, is net of government grants of $1,742,000, $546,000 and $518,000, respectively.

Selling and administrative expenses for the years ended August 31, 2001, 2002 and 2003, are net of government grants of $260,000, $213,000 and $286,000, respectively.

Research and development expenses for the years ended August 31, 2001, 2002 and 2003, are net of government grants of $631,000, $333,000 and $45,000, respectively.

DEFINED CONTRIBUTION PLANS
The company maintains separate defined contribution plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

o    Deferred profit-sharing plan
     The company maintains a plan for certain eligible Canadian resident employees, under which the company may elect to contribute an amount equal to 1% of an employee's gross salary, provided that the employee has contributed at least 2% of his/her gross salary to a tax-deferred registered retirement savings plan. From June 2002 to December 2002, the company suspended its contributions to the plan as part of its cost-reduction efforts. Contributions to this plan during the years ended August 31, 2001, 2002 and 2003, amounted to Cdn$407,000 (US$266,000),
     Cdn$136,000 (US$86,000) and Cdn$93,000 (US$63,000), respectively.

o    401K plan
     The company maintains a 401K plan for eligible U.S. resident employees. Under this plan, the company may elect to contribute an amount equal to 3% of an employee's current compensation. During the years ended August 31, 2001, 2002 and 2003, the company recorded contributions totaling $285,000, $317,000 and $253,000, respectively.

                                                  EXFO o 2003 Annual Report o 37


15   o   INCOME TAXES

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate to the provision for income taxes per the financial statements is as follows:


Years ended August 31,                             2003        2002        2001
--------------------------------------------------------------------------------
Income taxes at combined Canadian federal
  and provincial statutory tax rate (34%
  in 2003, 36% in 2002 and 37% in 2001)       $ (12,031)  $ (26,563)   $  8,855

Increase (decrease) due to:
Manufacturing and processing deduction              307         525      (1,201)
Difference between combined Canadian federal
  and provincial statutory tax rate and
  foreign subsidiaries statutory tax rates         (999)     (1,101)         60
Non-taxable income                                 (298)       (143)       (144)
Non-deductible expenses                              77         334         274
Reduction of Canadian federal statutory
  tax rate                                           92         168          --
Effect of consolidation of subsidiaries             184       1,325        (276)
Tax deductions                                      (80)       (518)       (136)
Previous year tax recovery upon a tax
  assessment                                       (645)         --          --
Other                                                67         522         356
Change in valuation allowance                    28,385          --         362
--------------------------------------------------------------------------------
                                               $ 15,059   $ (25,451)    $ 8,150
================================================================================

The provision for income taxes consist of the following:
Current
     Canadian                                  $  4,829     (10,816)    $ 8,416
     United States                                 (247)     (1,232)      1,305
     Other                                          339          (6)        208
--------------------------------------------------------------------------------
                                                  4,921     (12,054)      9,929
Future
     Canadian                                   (13,553)     (4,475)        578
     United States                               (4,307)     (8,694)     (2,719)
     Other                                         (387)       (228)         --
--------------------------------------------------------------------------------
                                                (18,247)    (13,397)     (2,141)

Valuation allowance
     Canadian                                    20,359          --          --
     United States                                7,374          --          --
     Other                                          652          --         362
--------------------------------------------------------------------------------
                                                 28,385          --         362
--------------------------------------------------------------------------------
                                               $ 15,059   $ (25,451)    $ 8,150
================================================================================

Details of the company's income taxes:
  Earnings (loss) before income taxes and
     amortization and write-down of goodwill
     Canadian                                  $(20,449)  $ (47,431)    $28,202
     United States                               (8,611)    (28,228)     (5,356)
     Other                                       (6,326)      1,874       1,086
--------------------------------------------------------------------------------
                                               $(35,386)  $ (73,785)    $23,932
================================================================================


As at August 31,                                               2003        2002
--------------------------------------------------------------------------------
Future income tax assets
  Property, plant and equipment and intangible assets      $  3,287    $  3,725
  Provisions and accruals                                     9,786       1,339
  Government grants                                             185         206
  Deferred revenue                                              140          --
  Share issue expenses                                        1,434       1,069
  Restructuring charges                                          --         715
  Research and development expenses                           3,621       1,178
  Losses carried forward                                     13,770       6,911
--------------------------------------------------------------------------------
                                                             32,223      15,143

Valuation allowance                                         (28,846)       (359)
--------------------------------------------------------------------------------
                                                           $  3,377    $ 14,784
================================================================================

Future income tax liabilities
  Property, plant and equipment and intangible assets      $ (2,848)   $ (4,566)
  Research and development tax credits                         (497)       (150)
  Provisions and accruals                                       (32)        (66)
--------------------------------------------------------------------------------
                                                             (3,377)     (4,782)
--------------------------------------------------------------------------------
Future income tax assets, net                              $     --    $ 10,002
================================================================================

38 o 2003 Annual Report o EXFO

As at August 31, 2003, the company had
available operating losses in several tax jurisdictions, for which a valuation allowance was established. The following table summarizes the year of expiry of these operating losses by tax jurisdiction:


                                      Canada                     United
Year of expiry                Federal        Provincial      States and Other
--------------------------------------------------------------------------------
2005                     $     40,000      $      7,000            $         --
2006                          189,000           233,000                      --
2007                        1,467,000         1,799,000                 155,000
2008                        4,959,000         5,259,000               1,431,000
2009                        2,390,000         2,070,000                      --
2010                       12,261,000         1,585,000                      --
2022                               --                --               9,102,000
2023                               --                --              11,115,000
Indefinite                         --                --               1,267,000
--------------------------------------------------------------------------------
                         $ 21,306,000      $ 10,953,000            $ 23,070,000
================================================================================

Also, as at August 31, 2003, the company had available research and development expenses in Canada of $11,982,000 at the federal level and $12,330,000 at the provincial level, for which a valuation allowance was established. These expenses can be carried forward indefinitely against future years' taxable income.


16   o   SEGMENT INFORMATION

Management has organized the company under one operating segment, being the development, manufacturing and marketing of fiber-optic test, measurement and monitoring solutions. This operating segment is composed of Portable and Monitoring products and Industrial and Scientific products (note 21).

Product sales are detailed as follows:

Years ended August 31,                           2003          2002        2001
--------------------------------------------------------------------------------
Portable and Monitoring products             $ 40,069      $ 38,887    $ 69,399
Industrial and Scientific products             21,861        29,443      76,614
--------------------------------------------------------------------------------
                                             $ 61,930      $ 68,330    $146,013
================================================================================


Sales to external customers by geographic region are detailed as follows:

Years ended August 31,                           2003          2002        2001
--------------------------------------------------------------------------------
United States                                $ 31,561      $ 35,129    $ 72,604
Canada                                          4,806         3,971      12,531
Europe                                          9,584         9,539      30,568
Asia                                           10,004        12,971      19,059
Latin America                                   4,467         2,581       5,838
Other                                           1,508         4,139       5,413
--------------------------------------------------------------------------------
                                             $ 61,930      $ 68,330   $ 146,013
================================================================================


Sales have been allocated to geographic regions based on the country of residence of the related customers. In 2003 and 2001, there were no customers from which 10% or more of sales were derived, while in 2002, one customer represented more than 10% of sales with 10.2% of sales ($6,965,000).

Long-lived assets by geographic region are detailed as follows:

As at August 31,                                 2003          2002
--------------------------------------------------------------------
Canada                                       $ 43,402      $ 44,145
United States                                   9,980        16,141
--------------------------------------------------------------------
                                             $ 53,382      $ 60,286
====================================================================

Long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

                                                  EXFO o 2003 Annual Report o 39


17   o   LOSS PER SHARE

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted loss per share calculations:


Years ended August 31,                           2003          2002        2001
--------------------------------------------------------------------------------
Basic weighted average number of shares
   outstanding (000's)                         62,852        60,666      53,014
Dilutive effect of stock options (000's)          301            31         231
Dilutive effect of restricted stock
   awards (000's)                                 164           269         250
--------------------------------------------------------------------------------

Diluted weighted average number of shares
   outstanding (000's)                         63,317        60,966      53,495
================================================================================

Stock options excluded from the calculation
   of diluted loss per share because the
   exercise price was greater than the average
   market price of the common shares (000's)    2,533         2,734         953
================================================================================

The diluted loss per share for the years ended August 31, 2001, 2002 and 2003, was the same as the basic loss per share since the dilutive effect of stock options and restricted stock awards should not be included in the calculation; otherwise, the effect would be anti-dilutive. Accordingly, diluted loss per share for those years was calculated using the basic weighted average number of shares outstanding.

18   o   FINANCIAL INSTRUMENTS

SHORT-TERM INVESTMENTS
Short-term investments consist of the following:

As at August 31,                                          2003           2002
-----------------------------------------------------------------------------
Commercial paper denominated in Canadian
  dollars, bearing interest at annual rates of
  2.61% to 2.93% in 2002 and 2.65% to 3.10% in
  2003, maturing on different dates between
  September 2002 and November 2002 in 2002, and
  October 2003 and January 2004 in 2003               $ 52,010       $ 40,553
=============================================================================

FAIR VALUE
Cash, accounts receivable, accounts payable and accrued liabilities and long-term debt are financial instruments whose fair values approximate their carrying values.

The fair value of short-term investments, based on market value, amounted to $40,553,000 and $52,010,000 as at August 31, 2002 and 2003, respectively.

The fair value of forward exchange contracts, based on the current trading value, amounted to Cdn$13,510,000 and Cdn$18,550,000 as at August 31, 2002 and 2003, respectively. As at August 31, 2002, these forward exchange contracts generated deferred unrealized losses of US$39,000, compared to deferred unrealized gains of US$1,800,000 as at August 31, 2003. Deferred unrealized gains or losses were calculated using year-end exchange rates.

CREDIT RISK
Financial instruments which potentially subject the company to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts. The company's short-term investments consist of debt instruments issued by high-credit quality corporations. The company's cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be remote.

Due to the geographic distribution of the company's customers, there is no particular concentration of credit risk. Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $520,000 and $568,000 as at August 31, 2002 and 2003, respectively.

INTEREST RATE RISK
As at August 31, 2003, the company's exposure to interest rate risk is summarized as follows:

Cash                                            Non-interest bearing
Short-term investments                          As described above
Accounts receivable                             Non-interest bearing
Accounts payable and accrued liabilities        Non-interest bearing
Long-term debt                                  As described in note 10

40 o 2003 Annual Report o EXFO


FORWARD EXCHANGE CONTRACTS
The company is exposed to currency
risks as a result of its export sales of products manufactured in Canada, substantially all of which are denominated in US dollars. These risks are partially hedged by forward exchange contracts and certain operating expenses. As at August 31, 2002 and 2003, the company held contracts to sell US dollars at various forward rates, which are summarized as follows:

                                                                      Weighted
                                            Contractual    average contractual
                                                amounts          forward rates
--------------------------------------------------------------------------------
As at August 31, 2002
   September 2002 to August 2003                $ 6,400                 1.5464
   September 2003 to June 2004                    2,200                 1.5679
As at August 31, 2003
   September 2003 to August 2004                $ 6,470                 1.5869
   September 2004 to August 2005                  6,680                 1.5647


19   o   RELATED PARTY TRANSACTIONS

In 2003, EXFO acquired a building from a company owned by the President of the company for a cash consideration of $930,000. This transaction was measured at the fair market value since it was not in the normal course of operations, the change in ownership interest in the building was substantive and the fair market value was supported by an independent appraisal.

For the years ended August 31, 2001, 2002 and 2003, EXFO leased facilities from a company owned by the President of the company. The annual rental expense amounted to $238,000, $234,000 and $331,000, respectively. The rental expense for 2003 included $234,000 for future payments on an exited leased facility; this expense has been recorded in the restructuring and other charges in the statement of earnings (notes 4 and 9). This lease will not be renewed at expiry. These rental expenses were measured at the fair market value since they were made in the normal course of operations.

20   o   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As a registrant with the Securities and Exchange Commission in the United States, the company is required to reconcile its financial statements for significant differences between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S.
GAAP). Additional significant disclosures required under U.S. GAAP have also been provided in the accompanying financial statements and notes. The following summarizes the significant differences between Canadian and U.S. GAAP and other significant required disclosures under U.S. GAAP not already provided in the accompanying financial statements.

RECONCILIATION OF NET LOSS TO CONFORM WITH U.S. GAAP

The following summary sets out the significant differences between the company's reported net loss and net loss per share under Canadian GAAP as compared to U.S. GAAP. Please see corresponding explanatory notes in the Reconciliation Items section.

Years ended August 31,                                                                     2003             2002           2001
--------------------------------------------------------------------------------------------------------------------------------
Net loss for the year in accordance with Canadian GAAP                                $ (54,950)      $ (308,524)     $ (15,294)
Non-cash stock-based compensation costs related to stock option plan            a)          216               49           (954)
Non-cash stock-based compensation costs related to stock purchase plan          a)          (61)            (661)          (477)
Non-cash stock-based compensation costs related to restricted stock award plan  a)         (987)          (3,038)        (3,481)
Unrealized gains on forward exchange contracts                                  b)        1,645              444             97
Future income taxes on forward exchange contracts                               b)         (543)            (212)            20
Future income taxes on acquired in-process research and development             d)           --             (444)          (936)
Amortization of intangible assets                                               e)          832              239             --
Future income taxes on amortization of intangible assets                        e)         (279)             (80)            --
Valuation allowance on future income tax assets                                 f)         (252)              --             --
Amortization of goodwill                                                     d),e)           --           (9,263)        (8,453)
Write-down of goodwill and intangible assets                                    e)        6,178          (62,557)            --
Future income taxes on write-down of intangible assets                          e)           --            1,154             --
--------------------------------------------------------------------------------------------------------------------------------

Net loss for the year in accordance with U.S. GAAP                                      (48,201)        (382,893)       (29,478)
Other comprehensive income (loss)
Foreign currency translation adjustments                                                 15,974             (521)        (9,888)
--------------------------------------------------------------------------------------------------------------------------------

Comprehensive loss                                                                    $ (32,227)      $ (383,414)     $ (39,366)
================================================================================================================================

Basic and diluted net loss per share in accordance with U.S. GAAP               g)    $   (0.77)      $    (6.31)     $   (0.56)


SHAREHOLDERS' EQUITY
As a result of the aforementioned adjustments to net loss, significant differences with respect to shareholders' equity under U.S. GAAP are as follows:

SHARE CAPITAL
As at August 31,                                                                           2003             2002           2001
--------------------------------------------------------------------------------------------------------------------------------
Share capital in accordance with Canadian GAAP                                        $ 492,452        $ 489,611      $ 429,995
Stock-based compensation costs related to stock purchase plan               a), h)
   Current year                                                                             (75)             (64)          (150)
   Cumulative effect of prior years                                                       2,478            2,542          2,692
Reclassification from other capital upon exercise of restricted stock awards
   Current year                                                                           1,582            3,270             --
   Cumulative effect of prior years                                                       3,270               --             --
Shares issued upon business combinations                                        d)
   Cumulative effect of prior years                                                      65,584           65,584         65,584
--------------------------------------------------------------------------------------------------------------------------------
Share capital in accordance with U.S. GAAP                                            $ 565,291        $ 560,943      $ 498,121
================================================================================================================================

                                                  EXFO o 2003 Annual Report o 41


DEFERRED STOCK-BASED COMPENSATION COSTS
As at August 31,                                                                           2003             2002           2001
--------------------------------------------------------------------------------------------------------------------------------
Deferred stock-based compensation costs in accordance with Canadian GAAP              $      --       $       --      $      --
Stock-based compensation costs related to stock-based compensation plans    a), h)
   Current year                                                                              --               --         (8,145)
   Cumulative effect of prior years                                                      (2,867)          (7,968)       (19,429)
Amortization for the year                                                                 1,483            4,698          4,912
Reduction of stock-based compensation costs                                                 106              403         14,694
--------------------------------------------------------------------------------------------------------------------------------
Deferred stock-based compensation costs in accordance with U.S. GAAP                  $  (1,278)      $   (2,867)     $  (7,968)
================================================================================================================================


OTHER CAPITAL
As at August 31,                                                                           2003             2002           2001
--------------------------------------------------------------------------------------------------------------------------------
Other capital in accordance with Canadian GAAP                                        $      --       $       --      $      --
Stock-based compensation costs related to stock-based compensation plans    a), h)
   Current year                                                                              --               --          8,145
   Cumulative effect of prior years                                                      10,963           12,350         18,749
Reduction of stock-based compensation costs                                                (682)          (1,387)       (14,544)
Reclassification to share capital upon exercise of restricted stock awards
   Current year                                                                          (1,582)          (3,270)            --
   Cumulative effect of prior years                                                      (3,270)              --             --
--------------------------------------------------------------------------------------------------------------------------------
Other capital in accordance with U.S. GAAP                                            $   5,429        $   7,693      $  12,350
================================================================================================================================


DEFICIT
As at August 31,                                                                           2003             2002           2001
--------------------------------------------------------------------------------------------------------------------------------
Deficit in accordance with Canadian GAAP                                             $ (371,788)      $ (316,838)     $  (8,314)
Stock-based compensation costs related to stock-based compensation plans        a)
   Current year                                                                            (832)          (3,650)        (4,912)
   Cumulative effect of prior years                                                     (10,574)          (6,924)        (2,012)
Unrealized gains on forward exchange contracts, net of related future
income taxes                                                                    b)
   Current year                                                                           1,102              232            117
   Cumulative effect of prior years                                                         349              117             --
Change in reporting currency                                                    c)
   Cumulative effect of prior years                                                       1,016            1,016          1,016
Future income taxes on acquired in-process research and development             d)
   Current year                                                                              --             (444)          (936)
   Cumulative effect of prior years                                                      (1,380)            (936)            --
Amortization of intangible assets                                               e)
   Current year                                                                             832              239             --
   Cumulative effect of prior years                                                         239               --             --
Future income taxes on amortization of intangible assets                        e)
   Current year                                                                            (279)             (80)            --
   Cumulative effect of prior years                                                         (80)              --             --
Write-down of goodwill and intangible assets                                    e)
   Current year                                                                           6,178          (62,557)            --
   Cumulative effect of prior years                                                     (62,557)              --             --
Future income taxes on write-down of intangible assets                          e)
   Current year                                                                              --            1,154             --
Cumulative effect of prior years                                                          1,154               --             --
Valuation allowance on future income tax assets                                 f)
   Current year                                                                            (252)              --             --
Amortization of goodwill                                                    d), e)
   Current year                                                                              --           (9,263)        (8,453)
   Cumulative effect of prior years                                                     (17,716)          (8,453)            --
--------------------------------------------------------------------------------------------------------------------------------
Deficit in accordance with U.S. GAAP                                                 $ (454,588)      $ (406,387)     $ (23,494)
================================================================================================================================


ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
As at August 31,                                                                           2003             2002           2001
--------------------------------------------------------------------------------------------------------------------------------
Foreign currency translation adjustments                                        c)
Balance - Beginning of year                                                           $  (9,870)      $   (9,349)     $     539
   Change during the year                                                                15,974             (521)        (9,888)
--------------------------------------------------------------------------------------------------------------------------------
Balance - End of year                                                                 $   6,104       $   (9,870)     $  (9,349)
================================================================================================================================

42 o 2003 Annual Report o EXFO


BALANCE SHEETS

The following table summarizes the significant differences in balance sheet items between Canadian GAAP and U.S. GAAP:

                                                                       As at August 31, 2003          As at August 31, 2002
--------------------------------------------------------------------------------------------------------------------------------
                                                                     As reported      U.S. GAAP     As reported       U.S. GAAP
Intangible assets                                           d), e)
   Cost                                                                 $ 36,260       $ 32,322        $ 37,927        $ 30,301
   Accumulated amortization                                              (25,482)       (21,652)        (21,463)        (17,030)
--------------------------------------------------------------------------------------------------------------------------------
                                                                        $ 10,778       $ 10,670        $ 16,464        $ 13,271
================================================================================================================================

Goodwill                                                    d), e)
   Cost                                                                 $ 89,721       $ 99,137        $ 87,025        $ 92,747
   Accumulated amortization                                              (72,048)       (90,350)        (69,449)        (87,251)
--------------------------------------------------------------------------------------------------------------------------------
                                                                        $ 17,673       $  8,787        $ 17,576        $  5,496
================================================================================================================================

Shareholders' equity
   Share capital                                        a), d), h)      $492,452       $565,291        $489,611        $560,943
   Contributed surplus                                                     1,519          1,519           1,487           1,487
   Cumulative translation adjustment                            c)         7,643             --          (8,854)             --
   Deferred stock-based compensation costs                  a), h)            --         (1,278)             --          (2,867)
   Other capital                                                a)            --          5,429              --           7,693
   Deficit                                  a), b), c), d), e), f)      (371,788)      (454,588)       (316,838)       (406,387)
   Accumulated other comprehensive income (loss)                c)            --          6,104              --          (9,870)
--------------------------------------------------------------------------------------------------------------------------------
                                                                        $129,826       $122,477        $165,406        $150,999
================================================================================================================================


STATEMENTS OF CASH FLOWS
For the years ended August 31, 2001, 2002 and 2003, there are no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

RECONCILIATION ITEMS

a)   ACCOUNTING FOR STOCK-BASED COMPENSATION
To conform with U.S. GAAP, the company measures stock-based compensation costs using the intrinsic value method (APB 25 "Accounting for Stock Issued to Employees").

STOCK PURCHASE PLAN
Under APB 25, compensation cost related to the stock purchase plan is measured as the difference between the fair value of the purchased stock and the purchase price paid by plan participants. Compensation cost is amortized to expense over a period of five years, being the restriction period. This plan terminated at the time of the Initial Public Offering on June 29, 2000.

STOCK OPTION PLAN
In accordance with APB 25, the company's stock option plan was considered to be a variable plan until October 10, 2000. As a result of the amendment to the stock option plan described in note 13, the performance criterion was removed and the number of shares to be issued under the plan was fixed and the company recorded, in 2001, a net reduction of the compensation cost and deferred compensation cost previously recognized of $467,000 and $14,544,000, respectively. Compensation cost under this plan is measured as the difference between the fair value of the underlying stock at the date of grant and the exercise price of the option. Compensation cost is amortized to expense over the estimated vesting period up to a maximum of four years.

RESTRICTED STOCK AWARD PLAN
Under APB 25, compensation cost related to the restricted stock award plan is measured as the difference between the fair value of the underlying stock at the date of grant and the exercise price, which is nil. Compensation cost is amortized to expense over the estimated vesting period up to a maximum of four years, being the acquisition period.

Under Canadian GAAP, no compensation cost is recognized for these stock-based compensation plans.

b)   FORWARD EXCHANGE CONTRACTS
On September 1, 2000, the company prospectively adopted Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) and its amendments (SFAS 138), which require all derivatives to be carried onto the balance sheet at fair value. The forward exchange contracts used by the company have not qualified for hedging accounting treatment during the years ended August 31, 2001, 2002 and 2003 under U.S. GAAP; accordingly, changes in the fair value of the derivatives have been charged to earnings during these years.

Under Canadian GAAP, the company's forward exchange contracts held for the purpose of hedging anticipated sales qualified for hedge accounting and any foreign exchange translation gains or losses on those contracts were recognized as an adjustment of the revenues when the sale was recognized.

c) CHANGE IN REPORTING CURRENCY
On September 1, 1999, the company adopted the US dollar as its reporting currency. Under U.S. GAAP, the financial statements, including prior years, are translated according to the current rate method. Under Canadian GAAP, at the time of change in reporting currency, the historical financial statements are presented using a translation of convenience. This difference between U.S. GAAP and Canadian GAAP created a permanent difference of $1,016,000 affecting the cumulative translation adjustment and the retained earnings.

d) BUSINESS COMBINATIONS
Under Canadian GAAP, until June 30, 2001, the value of shares issued upon a business combination was determined based on the market price of the shares over a reasonable period of time before and after the date of acquisition. Under U.S. GAAP, the value of shares was determined based on the market price of the shares over a reasonable period of time before and after the companies had reached an agreement on the purchase price; the significant terms of the agreement were known and the proposed transaction was announced.

                                                  EXFO o 2003 Annual Report o 43


Consequently, the measurement dates of the acquisitions of EXFO Burleigh and EXFO Photonic Solutions for U.S. GAAP purposes occurred on December 14, 2000, and on March 6, 2001, respectively; that is, the dates on which all significant terms of the agreements were known. The average market price of the shares a few days before and after those dates was $31.09 and $25.84, respectively. Considering the number of shares issued upon those acquisitions, the total consideration for U.S. GAAP purposes amounts to $244,198,000 ($189,270,000 under Canadian GAAP) for EXFO Burleigh and $120,802,000 ($110,146,000 under Canadian
GAAP) for EXFO Photonic Solutions, thus increasing share capital and goodwill under U.S. GAAP.

However, since July 1, 2001, the shares issued upon a business combination are valued under Canadian GAAP using the same method as used under U.S. GAAP.

Furthermore, under U.S. GAAP, in-process research and development acquired in a business combination is written off at the time of acquisition and no future income taxes are recognized on this asset in the purchase price allocation process. Under Canadian GAAP, in-process research and development acquired in a business combination is capitalized and amortized over the estimated useful life. Future income taxes are recognized on the acquisition date on that asset in the purchase price allocation process. As at August 31, 2001, 2002 and 2003, in-process research and development recorded under Canadian GAAP was fully amortized.

e)   WRITE-DOWN OF GOODWILL AND INTANGIBLE ASSETS

2002
Under U.S. GAAP, until the adoption of SFAS 142, when assets being tested for recoverability were acquired in business combinations accounted for by the purchase method, the goodwill that arose in that transaction had to be included as part of the assets grouping in determining recoverability. The intangible assets tested for recoverability in 2002 were acquired in business combinations accounted for using the purchase method and, consequently, the company allocated goodwill to those assets on a pro rata basis using the relative fair values of the long-lived assets and identifiable intangible assets acquired as determined at the date of acquisition. The carrying value of goodwill identified with the impaired intangible assets was written down before any reduction was made to the intangible assets. Intangible assets were then written down to their fair value.

The fair value of intangible assets was determined based on discounted future cash flows. The cash flow periods used were ten and eleven years, using annual growth rates ranging between 10% and 30% and discount rates between 15% and 18%. The assumptions supporting discounted cash flows, including the cash flow periods, the annual growth rates and the discount rates, reflect management's best estimates. The discount rates were based upon the company's weighted average cost of capital as adjusted for the risks associated with operations.

The unallocated portion of goodwill was tested for recoverability at the subsidiaries' level based on the related pre-tax undiscounted future cash flows using the same assumptions and methodology as used for Canadian GAAP purposes.

Under U.S. GAAP, the company recorded a charge of $281,278,000 to write down a significant portion of goodwill and a pre-tax charge of $27,105,000 to write down a significant portion of acquired core technology. Of the total charge of $308,383,000, $170,079,000 was related to EXFO Burleigh for goodwill and acquired core technology, $83,637,000 was related to EXFO Photonic Solutions for goodwill and acquired core technology and $54,667,000 was related to EXFO Protocol for goodwill.

Under Canadian GAAP, no allocation of goodwill was required and each asset was tested for recoverability separately based on its pre-tax undiscounted future cash flows over its expected period of use.

Also, under Canadian GAAP, the impairment loss for intangible assets was measured as the difference between the carrying value and the pre-tax undiscounted future cash flows.

Finally, under U.S. GAAP, the carrying value of goodwill reviewed for impairment was $46,380,000 higher than the carrying value of the same goodwill tested under Canadian GAAP because the measurement dates used to account for the business combinations were different between Canadian GAAP and U.S. GAAP as explained in item d).

2003
In 2003, Canadian and U.S. GAAP were harmonized to eliminate the existing differences in the assessment and measurement of impairment loss for goodwill and intangible assets. Thus, in 2003, goodwill and intangible assets were tested for impairment using similar methodologies. However, considering that the existing carrying value of goodwill and intangible assets was lower under U.S. GAAP than under Canadian GAAP, the required impairment loss under U.S. GAAP was lower.

Consequently, under U.S. GAAP, the company recorded a charge of $872,000 to write down goodwill of EXFO Burleigh and a pre-tax charge of $377,000 to write down acquired core technology of EXFO Burleigh, compared to a write-down of $4,505,000 for goodwill and a write-down of $2,922,000 for intangible assets under Canadian GAAP, creating a reconciliation item of $6,178,000 in the statement of earnings.

Furthermore, considering differences in the carrying value of intangible assets between Canadian GAAP and U.S. GAAP due to impairment losses, adjustments to amortization of such assets and related future income taxes were required as well.

f)   INCOME TAXES
Considering the tax effects of the adjustments discussed in items b), d) and e), the valuation allowance required under U.S. GAAP was $252,000 higher than under Canadian GAAP.

g)   LOSS PER SHARE
Under U.S. GAAP, the presentation of per share figures for loss before amortization and write-down of goodwill is not permitted.

h)   SHARE CAPITAL
Under Canadian GAAP, restricted shares reacquired from employees under the stock purchase plan are treated as arm's length repurchases of shares, whereas under U.S. GAAP, the reacquisition of shares would be accounted for as a forfeiture by the employee, which means that any difference between the amount originally credited to share capital and the remaining deferred compensation cost will be credited to compensation expense in the current period. The subsequent resale of the shares would be treated as an issuance of shares for the proceeds received.

i)   RESEARCH AND DEVELOPMENT TAX CREDITS
Under Canadian GAAP, all research and development tax credits are recorded as a reduction of research and development expenses. Under U.S. GAAP, tax credits that are refundable against taxable income are recorded in the income taxes. This difference had no impact on the net loss and the net loss per share figures for the reporting years.

j)   NEW ACCOUNTING STANDARDS
On September 1, 2002, the company prospectively adopted SFAS 142, "Goodwill and Other Intangible Assets", which is similar to CICA handbook section 3062 described in note 2.

44 o 2003 Annual Report o EXFO


The following table summarizes the impact of this change in accounting policy on the net loss and the net loss per share for the comparative previous periods on an adjusted basis:

Years ended August 31,                                                2002           2001
-------------------------------------------------------------------------------------------
Net loss for the year                                           $ (382,893)     $ (29,478)
Add-back:
   Amortization of goodwill for the year                            47,284         39,529
-------------------------------------------------------------------------------------------
Adjusted net earnings (loss) for the year                       $ (335,609)     $  10,051
===========================================================================================

Basic and diluted net loss per share                            $    (6.31)     $   (0.56)
Basic and diluted adjusted net earnings (loss) per share        $    (5.53)     $    0.19


UNAUDITED PRO FORMA INFORMATION ON BUSINESS COMBINATIONS
Under U.S. GAAP, pro forma information must be provided as though the business combinations had occurred at the beginning of the reported periods.

The following unaudited pro forma information reflects the results of operations as if the 2002 acquisition had been completed on September 1, 2001:

                                                                  Year ended
                                                             August 31, 2002
-------------------------------------------------------------------------------
                                                                  (unaudited)
Sales                                                             $   75,282
Net loss                                                          $ (393,039)
Basic and diluted net loss per share                              $    (6.25)


The acquisition of EXFO Gnubi in 2003 was considered insignificant for the purposes of the pro forma information.

Such information is not necessarily indicative of the actual results which would have been achieved, nor is it necessarily indicative of future consolidated results of the company.


ACCOUNTING FOR STOCK-BASED COMPENSATION
Under U.S. GAAP, the company has elected to measure compensation costs related to grants of stock options and stock awards using the intrinsic value method of accounting. In this instance, however, under SFAS 123, "Accounting for Stock-Based Compensation", the company is required to make pro forma disclosures of net loss, basic and diluted net loss per share as if the fair value-based method of accounting had been applied.

The fair value of options or awards granted was estimated using the Black-Scholes options pricing model with the following weighted average assumptions:

Years ended August 31,                                   2003            2002            2001
----------------------------------------------------------------------------------------------
Risk-free interest rate                                 4.83%           4.50%           5.36%
Expected volatility                                       80%             80%             75%
Dividend yield                                            Nil             Nil             Nil
Expected life                                       36 months       40 months       33 months

If the fair value-based method had been used to account for stock-based compensation costs related to stock options and stock awards issued to employees, the net loss and related net loss per share figures under U.S. GAAP would be as follows:


Years ended August 31,                                     2003             2002           2001
------------------------------------------------------------------------------------------------
Net loss for the year                                 $ (48,201)      $ (382,893)     $ (29,478)
Add-back:
   Stock-based compensation costs under APB 25             (216)             (49)           954
Deduction:
   Stock-based compensation costs under SFAS 123           (683)          (4,618)       (10,585)
------------------------------------------------------------------------------------------------
Pro forma net loss for the year                       $ (49,100)      $ (387,560)     $ (39,109)
================================================================================================

Basic and diluted net loss per share                  $   (0.77)      $    (6.31)     $   (0.56)
Basic and diluted pro forma net loss per share        $   (0.78)      $    (6.39)     $   (0.74)

                                                  EXFO o 2003 Annual Report o 45


21   o   SUBSEQUENT EVENT

In September 2003, the company reorganized its business under two reportable segments: Telecom Division and Photonics and Life Sciences Division. The Telecom Division meets the physical-, optical- and protocol-layer test and measurement needs of network service providers, system vendors and component manufacturers throughout the global communications industry. The Photonics and Life Sciences Division mainly leverages developed and acquired technologies for high-tech industrial manufacturing and research markets.

EXFO's President and Chief Executive Officer ("CEO") has been identified as the chief operating decision-maker in assessing the performance of the two segments and the allocation of resources to the segments. Each reportable segment will be managed separately. Earnings from operations represent the primary measure used by the CEO in assessing performance of the reportable segments. Costs associated with shared services and corporate costs will be allocated to segments.

Starting September 1, 2003, the company will provide the required information about each reportable segment. However, the company will not provide comparative information for previous periods about each segment because this information is not available and it is impracticable to do so. The accounting policies of the reportable segments will be the same as those applied in the consolidated financial statements.

Until August 31, 2003, the company was organized under one reportable segment, being the development, manufacturing and marketing of fiber-optic test, measurement and monitoring solutions for the global telecommunications industry (note 16).

22   o   COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current-year presentation.

46 o 2003 Annual Report o EXFO


BOARD OF DIRECTORS


GERMAIN LAMONDE, CHAIRMAN OF THE BOARD, PRESIDENT AND CEO
Germain Lamonde, one of the company's founders, has been Chairman of the Board, President and Chief Executive Officer since EXFO's inception in 1985. He is responsible for the overall management and direction of EXFO, its subsidiaries and its employees worldwide. Mr. Lamonde has held a number of board positions in other firms and organizations, including the Network of Centers for Excellence in Photonics at Laval University and the Action Group for the Advancement of Technology and Industry in Quebec City. Mr. Lamonde holds a bachelor's degree in Physics Engineering from the ECOLE POLYTECHNIQUE School of Engineering (University of Montreal), and a master's degree in Optics from Laval University, both in Canada.


PIERRE MARCOUILLER, CHAIRMAN OF THE BOARD AND CEO, CAMOPLAST INC.
Pierre Marcouiller is Chairman of the Board of Camoplast Inc., a supplier of components to the recreational and motorized vehicle and automotive parts markets. He is the founder and has been the sole shareholder of Nexcap Inc., an investment company in the manufacturing sector, since December 1996. Mr. Marcouiller worked with Venmar Ventilation Inc., a private ventilation equipment manufacturer, from January 1983 to December 1996. From 1991 to 1996, he was the controlling shareholder of Venmar, where he also held the position of President and General Manager from 1986 to 1996. Mr. Marcouiller is also a Director of Heroux Inc., a publicly traded company that manufactures aerospace and industrial turbines, and holds directorships in other privately held companies. Mr. Marcouiller holds a bachelor's degree in Business Administration from the UNIVERSITE DU QUEBEC A TROIS-RIVIERES and an MBA from the UNIVERSITE DE SHERBROOKE, both in Canada.

DAVID A. THOMPSON, VICE-PRESIDENT, HARDWARE & EQUIPMENT TECHNOLOGY STRATEGY, CORNING CABLE SYSTEMS
Dr. Thompson joined Corning's Research and Development Division in 1976 as a Senior Chemist in glass research. Most recently, he was named Division Vice-President for Strategic Planning and Innovation Effectiveness in Research, Development and Engineering. Between 1988 and 1998, Dr. Thompson held technology Director and Strategic Planning roles for Corning's Component and Photonics Technologies Divisions. In 1999, he was named Technical Leader for the creation of the new Samsung-Corning Micro-Optics joint venture. Dr. Thompson received a bachelor's degree in Chemistry from Ohio State University and a doctorate in Inorganic Chemistry from the University of Michigan. He holds 13 patents and has more than 20 technical publications in the areas of inorganic chemistry, glass technology and telecommunications.

ANDRE TREMBLAY, PRESIDENT AND CEO, MICROCELL TELECOMMUNICATIONS INC.
Andre Tremblay has been President and Chief Executive Officer of Microcell Telecommunications since May 1995, and has also been a member Microcell's Board of Directors since November of that same year. In addition to his role at Microcell, Mr. Tremblay sits on the Board of Directors of the Communications Research Centre (a research arm of the federal government's Department of Industry) as well as the boards of other private and public corporations. Andre Tremblay began his career in the telecommunications industry in 1985, as an advisor to the Chairman and Chief Executive Officer of Telesystem Ltd. He subsequently held various executive positions within that company. Mr. Tremblay holds bachelor's degrees in Management and in Accounting from Laval University, as well as a master's degree in Taxation from the UNIVERSITE DE SHERBROOKE, both in Canada. He also completed the Advanced Management Program offered by the Harvard Business School in the United States.

MICHAEL UNGER, EXECUTIVE CONSULTANT
Michael Unger has served as our director since May 2000. He previously worked with Nortel Networks Limited, now Nortel Networks Corporation, from 1962 to 2000. Mr. Unger's most recent position was President of Nortel's Optical Networks Business Unit, a position he held from May 1998 to April 2000. Prior to this appointment, he was Nortel's Group Vice-President, Transport Networks from March 1990 to May 1998. Mr. Unger also serves on the board of Tundra Semiconductor Corporation, a publicly traded company that designs, develops and markets standardsbased system interconnect products for use by the world's leading communications and storage companies. He is also a member of the boards of a number of privately held companies active in the areas of network management software, photonic and optical components, optical network systems and solutions for cable operators, as well as other communications network service providers. Mr. Unger holds a bachelor's degree in Science from Concordia University in Canada.

                                                  EXFO o 2003 Annual Report o 47


MANAGEMENT AND CORPORATE OFFICERS

GERMAIN LAMONDE
Chairman of the Board, President and Chief Executive Officer

STEPHEN BULL
Vice-President, Research and Development, Telecom Division

ALLAN FIRHOJ
Vice-President and General Manager, Photonics and Life Sciences Division

ETIENNE GAGNON
Vice-President, Physical-Layer Product Management and Customer Service

LUC GAGNON
Vice-President, Telecom Manufacturing Operations

JUAN FELIPE GONZALEZ
Vice-President, Global Telecom Sales

JOHN HOLLORAN
Interim General Manager, Protocol-Layer Products and Special Projects

KIMBERLEY OKELL
Legal Counsel and Corporate Secretary

PIERRE PLAMONDON, CA
Vice-President, Finance and Chief Financial Officer

JAMES STEVENS
Vice-President, Protocol-Layer Product Management and Chief Technology Officer

48 o 2003 Annual Report o EXFO

CORPORATE GOVERNANCE PRACTICES


The past fiscal year has been one of continued change in the corporate governance landscape. During this time, the Board of Directors and management have kept abreast of, and even surpassed, in certain circumstances, new Canadian and American regulatory requirements. In particular, the Audit Committee has been very active throughout the year with the implementation of and compliance with the rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002 that apply to Canadian companies with shares registered in the U.S. In addition, the Board of Directors has implemented procedures to monitor the effectiveness of the Board. New corporate governance rules for NASDAQ and the Toronto Stock Exchange are expected to come into force in the coming months and management is already analyzing their impact on the company. As this past year has demonstrated, achieving best practices in corporate governance is an ongoing process in an ever-changing context.

The Board of Directors believes that EXFO's corporate governance practices comply with current regulatory requirements. As new guidelines come into effect, we will comply with these new requirements. Further details about our corporate governance practices are available in the proxy circular.

The present Board members were elected at our last Annual and Special Meeting of the Shareholders, held on January 14, 2003.

RESPONSIBILITIES OF THE BOARD
The Board is responsible for the stewardship of our business and affairs by reviewing, discussing and approving our strategic direction and organizational structure, as well as for the review of management's strategic planning on an annual basis. The Board also identifies the principal risks of our business and reviews our risk management systems on an annual and ongoing basis.

In addition to matters requiring Board approval under applicable laws, the Board grants final approval with respect to each of the following: (i) the strategic direction of EXFO; (ii) material contracts, acquisitions or dispositions of our assets; and (iii) the annual operational plan, as well as capital and operating budgets.

In September 2003, the Board of Directors decided to assume direct responsibility for corporate governance practices and for monitoring the powers, the mandates and the performance of the committees. These matters were previously the responsibility of the Human Resources Committee.

The Board is also responsible for the establishment and functioning of all Board committees, the appointment of members to serve on such committees, their compensation and their good standing. At regularly scheduled meetings of the Board, the Directors receive, consider and discuss committee reports.

During the fiscal year ended August 31, 2003, the Board met a total of ten times. Attendance at all meetings was perfect, with the exception of the absence of Mr. Pierre Marcouiller at one meeting.

Mr. Michael Unger, Chairman of the Human Resources Committee and independent Director of EXFO, was appointed Lead Director last year. As such, he is responsible for ensuring that the Board properly discharges its duties, independent of management. The Lead Director is required to hold a minimum of two meetings of the Board of Directors without management members present, and additional meetings of independent Board members may be held at their request. During the fiscal year ended August 31, 2003, independent Board members met twice.

At the present time, EXFO has no formal procedures in place for recruiting new Directors.

COMPOSITION OF THE BOARD
Our articles of incorporation provide for a Board of Directors with a minimum of three and a maximum of twelve Directors. Our Board presently consists of five Directors, four of whom are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with a Director's ability to act with a view to the best interests of EXFO, other than interests arising from non-significant shareholding. Our Directors are elected at the Annual General Meeting of the Shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier.

Our Chairman of the Board and Chief Executive Officer, Mr. Germain Lamonde, is a significant shareholder of EXFO as he has the ability to exercise a majority of the votes for the election of the Board of Directors. Since the other four Board members do not have interests in EXFO or relationships with either EXFO or Mr. Lamonde, except for non-significant shareholding in EXFO, we believe that the interests of investors in EXFO, other than Mr. Lamonde's, are fairly represented.

COMMITTEES OF THE BOARD

Board committees play a significant role in the discharge of Board duties and obligations; committee chairs submit items for Board agendas and report on committee activities. The members of these committees are appointed annually, and the Board may appoint additional ad hoc committees periodically, as needed. EXFO has a practice of permitting the Board, any committee thereof and any individual Director to hire independent, external advisors at our expense. The Audit Committee and the Human Resources Committee are entirely comprised of unrelated Directors.

The following is a general description of the composition and general duties of each Board committee as contained in its mandate as at the fiscal year ended August 31, 2003.

AUDIT COMMITTEE

The Audit Committee reviews interim in-house financial statements and all annual audited financial statements and related disclosure documents, including "Management's Discussion and Analysis of Financial Condition and Results of Operations", with management and external auditors and approves them prior to public release. The Audit Committee is responsible for reviewing our internal control systems with regard to finance, accounting, legal compliance and ethical behavior. The Committee meets regularly with external auditors, with and without management, to consider the scope and results of their audits, including analysis of the adequacy of the internal controls and the effect of the procedures relating to the outside auditors' independence. The Committee also recommends to the shareholders the selection of external auditors for their appointment by the shareholders. The Audit Committee is comprised of the following independent Directors: Mr. Andre Tremblay, Mr. Michael Unger and Mr. Pierre Marcouiller. The Chair of the Audit Committee is Mr. Tremblay. During the fiscal year ended August 31, 2003, the Audit Committee met a total of five times and all members attended all meetings.

                                                  EXFO o 2003 Annual Report o 49


Further to proposed changes to NASDAQ corporate governance rules and new Securities and Exchange Commission rules flowing from the adoption of the Sarbanes-Oxley Act, our Audit Committee charter was revised during the fiscal year ended August 31, 2003, to comply with all new requirements.

HUMAN RESOURCES COMMITTEE
The Human Resources Committee is responsible for assessing the performance and establishing the annual compensation of all our senior officers, including the CEO. This Committee also reviews and submits to the Board the salary structure and the short-term and long-term incentive compensation programs for all our employees. The Committee is responsible for the review and approval of the employees who will receive options to purchase EXFO shares in accordance with policies established by the Board and the terms of the Stock Option Plan. In addition, the Committee reports annually to the Board regarding the organizational structure and succession plan for senior management. The remuneration to be paid by EXFO to the Directors is recommended to the Board by the Human Resources Committee. The Human Resources Committee is comprised of the following independent Directors: Mr. Pierre Marcouiller, Dr. David A. Thompson, Mr. Andre Tremblay and Mr. Michael Unger. The Chair of the Human Resources Committee is Mr. Unger. During the fiscal year ended August 31, 2003, the Human Resources committee met a total of five times and attendance was perfect at all meetings, with the exception of one meeting missed by Dr. David Thompson.

DISCLOSURE COMMITTEE
The Disclosure Committee is responsible for overseeing our disclosure practices. Due to restructuring that occurred during the fiscal year ended August 31, 2003, the structure of the Disclosure Committee was modified slightly and now consists of the Chief Executive Officer, Chief Financial Officer, Investor Relations, Manager of Financial Reporting and Accounting, as well as Legal Counsel and Corporate Secretary.

SHAREHOLDER/INVESTOR COMMUNICATIONS AND FEEDBACK
As a result of restructuring changes at EXFO during the fiscal year ended August 31, 2003, the Chief Financial Officer has assumed responsibility for investor relations. He is responsible for facilitating communications between senior management and EXFO's shareholders and financial analysts. Information to shareholders is disseminated through annual and quarterly reports, press releases, the Annual General Shareholders' Meeting and investor presentations. EXFO receives and responds to all shareholders' inquiries in an appropriate and timely manner. In communications to senior management, the Chief Financial Officer also provides feedback from shareholders.

50 o 2003 Annual Report o EXFO


GLOSSARY

ACCESS NETWORK: Last link in a network between the customer premises and the first point of connection to the network infrastructure--a point of presence
(PoP) on the edge of a metropolitan network or a central office (CO). Access networks have, up to now, consisted primarily of passive, twisted-pair copper wires, but there is a strong trend toward optical-fiber connections either directly or very close to the customer (fiber-to-the-curb).

COARSE WAVELENGTH-DIVISION MULTIPLEXING (CWDM): Form of wavelength-division multiplexing that uses wider spacing between wavelengths than does DWDM. CWDM can be used over multimode and singlemode fibers, but signal distances are generally shorter than DWDM, and costs of deploying CWDM are significantly lower than for DWDM.

CHROMATIC DISPERSION (CD): Phenomenon caused by the wavelength dependence of group velocity in an optical fiber. Since any practical light source has a certain spectral width, CD results in pulse broadening.

CROSS-CONNECT: Optical cross-connect (OXC). Generally refers to an optical switch with multiple ports (or channels) at both the input and the output. An OXC allows any optical signal entering any input port to be directed to any desired output port. Also see Lambda Router.

DEEP CHANNELIZATION: The ability to process all channels in a signal simultaneously, thus testing the entire channelized bandwidth.

DENSE WAVELENGTH-DIVISION MULTIPLEXING (DWDM): A technology that enables a single optical fiber to carry multiple data channels (or wavelengths). Commercial DWDM systems can have as many as 160 separate channels.

ETHERNET: Protocol for data networking. Ethernet networks typically operate at 10, 100 or 1000 Mb/s.

FIBER-TO-THE-HOME (FTTH): Also known as fiber-to-the-premises (FTTP) and fiber-to-thebuilding (FTTB). FTTH refers to a carrier network's optical fiber that is connected directly to the subscriber's home or enterprise. FTTH is distinguished from fiber-to-the-curb, which is only installed within 1000 feet of the premises, leaving the curb-to-building section made out of coaxial cable.

GIGABIT ETHERNET: A version of Ethernet that operates at 1 Gb/s (1000 Mb/s).

HYBRID CONCATENATION: The ability to use many different payload mappings, or channel types, in one signal (also known as mixed payload concatenation). Thanks to this technique, different channel types (e.g., STS-1, STS-3C and STS-12c) can be sent through the same OC-48 signal, rather than limiting processing to only one channel type at a time (e.g., STS-1). With new standards and technology to embed services into SONET/SDH, hybrid concatenation includes new channel types such as STS-6c, STS-9c and STS-24c.

INTERNET PROTOCOL (IP): Method or protocol by which data is sent from one computer to another on the Internet. Each computer on the Internet has at least one IP address that uniquely identifies it from all other computers on the Internet. Because of these standardized IP addresses, the gateway receiving the data can keep track of, recognize and route messages appropriately.

INTRACYTOPLASMIC SPERM INJECTION (ICSI): Laboratory procedure that involves the injection of a single sperm cell directly into an oocyte (mature egg) using a glass needle (pipette). EXFO Burleigh products are used in the reproduction of genetically identical mice for medical research, helping improve the yield of the ICSI procedure.

LAMBDA ROUTER: Also called a wavelength router, this device is part of the broader class of optical cross-connects (OXC). A lambda router takes in a single wavelength of light from a specific fiber-optic strand and recombines it into another strand that is set on a different path. Lambda routers are positioned at network junction points. Also see Cross-Connect.

METROPOLITAN NETWORK: Metropolitan area network (MAN or metro). A network, often ringed in structure, that covers an entire city and its suburbs.

MULTIPLEXER (MUX): A device that combines several different signals, typically at different wavelengths, into one aggregate signal to be transported via a single fiber (or transmission channel).

NANOPOSITIONING: A positioning technique used during optical component manufacturing to align components with a precision measured in nanometers (one billionth of a meter).

OPTICAL LAYER: Commonly used to refer to specific wavelengths or channels of a DWDM network. Each wavelength carries a separate stream of data encoded in a light signal.

OPTICAL SWITCH: A device that enables light signals in optical fibers to be selectively transferred from one input port to a desired output port.

PAYLOAD: Part of the SONET/SDH signal that carries data or traffic.

PHYSICAL LAYER: Commonly used to refer to the propagation medium of an optical network, including the glass fiber and all in-line active and passive components. Light signals, which are forms of encoded data, are transmitted over this layer.

POLARIZATION MODE DISPERSION (PMD): Dispersion of light causing a delay between the two principal states of polarization propagating along a fiber or through a device due to the birefringence properties of the material.

PROTOCOL: A formal set of rules governing the format, timing, sequencing and error control of data exchange across a network. Many protocols may be required and used on a single network.

PROTOCOL LAYER: Commonly used to refer to the formatting rules for transmitting data over an optical network. Networks send and receive data using industry-wide formats; some examples are SONET, SDH, ATM and Ethernet.

SDH: Synchronous Digital Hierarchy. Standardized by the International Telecommunication Union (ITU-TSS). A protocol for transmitting information over optical fiber.

SONET: Synchronous Optical NETwork. Standardized by the American National Standards Institute (ANSI). A protocol for backbone networks, capable of transmitting at extremely high speeds and accommodating gigabit-level bandwidth.

SPOT CURING: Technology by which a dose of energy of a specific wavelength band and irradiance is used to cause an adhesive, encapsulant or sealant to change from a liquid to a solid in a small area.

STORAGE AREA NETWORK (SAN): A special high-speed network that interconnects different kinds of data storage devices with associated data servers on behalf of a larger network of users. Within an enterprise, the data is typically stored in other on-site computers, but can also be archived in a geographically remote location for disaster recovery.

TRANSPONDER: Communication, monitoring or control device that picks up and automatically responds to an incoming signal. The term is a contraction of the words transmitter and responder.

                                                  EXFO o 2003 Annual Report o 51


SHAREHOLDER INFORMATION


The common shares of EXFO are listed on the Toronto Stock Exchange under the stock symbol "EXF". The shares are also listed on the NASDAQ Stock Exchange under the symbol "EXFO".



ANNUAL AND SPECIAL MEETING
The Annual and Special Meeting of Shareholders of EXFO Electro-Optical Engineering Inc. will be held on January 7, 2004, 10:00 a.m., at the TSX Broadcast & Conference Centre, The Exchange Tower (Gallery Room), 130 King Street West, Toronto, Ontario.



TRANSFER AGENTS AND REGISTRARS
CIBC Mellon Trust Company
Montreal, Toronto and Vancouver, Canada

Mellon Investor Services, LLC
New Jersey, USA



AUDITORS
PricewaterhouseCoopers LLP



INVESTOR RELATIONS CONTACT
Vance Oliver
Investor Relations
Tel.: 1 418 683-0211, ext. 3733
E-mail: vance.oliver@exfo.com



GENERAL ACCESS
EXFO Electro-Optical Engineering Inc.
400 Godin Avenue
Vanier, Quebec G1M 2K2
Tel.: 1 418 683-0211
E-mail: ir@exfo.com www.exfo.com



This Annual Report is available in English and in French, both in print and on our Web site at www.exfo.com.



STOCK PERFORMANCE
[GRAPHIC OMITTED - Stock Performance Graph]



200% EXFO S&P/TSX Composite Index NASDAQ
Composite Index 180% 160% 140% 120% 100% 80% 60% Sep-02 Oct-02 Nov-02 Dec-02
Jan-03 Feb-03 Mar-03 Apr-03 May-03 Jun-03 Jul-03 Aug-03

                                     NOTES

                                ---------------

WORLDWIDE OFFICES

o    CORPORATE HEADQUARTERS

     400 Godin Avenue, Vanier, Quebec G1M 2K2 CANADA
     Tel.: 1 418 683-0211o Fax: 1 418 683-2170

o    EXFO AMERICA INC.

     4275 Kellway Circle, Suite 122, Addison, TX 75001 USA
     Tel.: 1 800 663-3936 (USA and Canada) or 1 972 907-1505
     Fax: 1 972 836-0164

o    EXFO EUROPE S.A.R.L.

     Le Dynasteur 10/12, rue Andras Beck
     92366 Meudon la Foret Cedex FRANCE
     Tel.: +33.1.40.83.85.85 o Fax: +33.1.40.83.04.42

o    EXFO ASIA-PACIFIC PTE LTD.

     151 Chin Swee Road #03-29
     Manhattan House, SINGAPORE 169876
     Tel.: +65 6333 8241o Fax: +65 6333 8242

o    EXFO CHINA

     -   Beijing New Century Hotel Office Tower, Room 1754-1755
         No. 6 Southern Capital Gym Road, Beijing 100044, P. R. CHINA
         Tel.: +86 (10) 6849 2738 o Fax: +86 (10) 6849 2662

     -   World Trade Plaza, BLK A, Room 3208A
         9 Fuhong Road, Futian District, Shenzhen 518033, P. R. CHINA
         Tel.: +86 (755) 8369 0951/8369 0955 o Fax: +86 (755) 8369 0817

o    EXFO JAPAN

     JP Hamacho Bldg.10F, Nihonbashi Hamacho 2-23-5 Chuo-ku
     Tokyo 103-0007 JAPAN
     Tel.: +81-3-5643-2677 o Fax: +81-3-5643-2678

o    EXFO PHOTONIC SOLUTIONS INC.

     2260 Argentia Road, Mississauga, Ontario L5N 6H7 CANADA
     Tel.: 1 800 668-8752 (USA and Canada) or 1 905 821-2600
     Fax: 1 905 821-2055

o    EXFO BURLEIGH PRODUCTS GROUP INC.

     7647 Main St. Fishers, Victor, NY 14564-8909 USA
     Tel.: 1 585 924-9355 o Fax: 1 585 924-9072

o    EXFO PROTOCOL INC.

     2650 Marie-Curie West, St-Laurent, Quebec H4S 2C3 CANADA
     Tel.: 1 888 972-7666 (USA and Canada) or 1 514 856-2222
     Fax: 1 514 856-2232

o    EXFO GNUBI PRODUCTS GROUP INC.

     4275 Kellway Circle, Suite 122, Addison, TX 75001 USA
     Tel.: 1 866 464 6824 (USA and Canada) or 1 972 836-0100
     Fax: 1 972 836-0164

[GRAPHIC OMITTED]
[LOGO - EXFO]

www.exfo.com

(c) 2003 EXFO Electro-Optical Engineering Inc. All rights reserved. Printed in Canada.

                                [GRAPHIC OMITTED]
                                 [LOGO - EXFO]



Quebec, November 7, 2003



Re:  Annual and Special Meeting of Shareholders


Dear Fellow Shareholder:

Fiscal 2003 proved to be a transition year, filled with challenges and opportunities that will make the company stronger in the long term. The severe downturn in the global communications industry, compounded by economic uncertainty, has led to a very challenging environment for many test and measurement players, but a select few have moved ahead to improve their competitive position.

EXFO belongs to the latter group because we made the necessary moves during the past two-and-a-half years to adapt to new market realities:

     o We believe that we gained market share (sales of Portable & Monitoring product lines increased 3% year-over-year despite reduced capital spending);

     o We increased our addressable markets through acquisitions of two protocol-layer test companies (protocol-layer test sales accounted for more than 10% of revenue in each of the last three quarters of 2003);

     o We launched revenue-generating products (new products on the market two years or less represented 49% of total revenue in 2003); and

     o We reduced our cost structure (selling and general administrative expenses dropped 20% year-over-year).

Clearly, we are more than ever committed to becoming a dominant player in the global communications test and measurement industry, while leveraging our technology base towards targeted photonics and life sciences markets. Accordingly, we have reorganized our business under two new reportable market segments: Telecom Division and Photonics and Life Sciences Division. This simplified structure, with respective sales, marketing, R&D, manufacturing and management teams, will enable us to better serve our diverse customer base and maximize shareholder value.

Looking ahead, we intend to focus on the following strategic initiatives for fiscal 2004:

|X| Increase sales through market-share gains; |X| Maximize profitability and growth on a long-term basis; |X| Innovate our way out of this downturn; and |X| Maintain a sound financial position.

I will discuss these objectives in greater detail at our upcoming Annual and Special Meeting of Shareholders, as well as presenting the first quarter results for fiscal 2004. Please consider this letter as a formal invitation to attend our Meeting, which will be held January 7, 2004, 10 a.m., at the TSX Broadcast & Conference Centre, The Exchange Tower (Gallery Room), 130 King Street West, Toronto, Ontario.

Details of the business to be conducted at the Meeting are provided in the attached Management Proxy Circular and Notice of the Annual and Special Meeting of Shareholders.

                                [GRAPHIC OMITTED]
                                 [LOGO - EXFO]


It is important that your shares be represented at the Meeting. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. If you send in your proxy card and then decide to attend the Meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the Management Proxy Circular.

On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in EXFO. We look forward to seeing you at the Meeting.


Sincerely,

/s/ Germain Lamonde
-----------------------------
Germain Lamonde
Chairman, President and
Chief Executive Officer
EXFO Electro-Optical Engineering Inc.

                                [GRAPHIC OMITTED]
                                 [LOGO - EXFO]



                      EXFO ELECTRO-OPTICAL ENGINEERING INC.



                            _________________________



              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS



         NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of shareholders of EXFO Electro-Optical Engineering Inc. (the "Corporation") will be held at 10:00 a.m. local time, on Tuesday, January 7, 2004, at the Toronto Stock Exchange, TSX Broadcast & Conference Centre, The Exchange Tower (Gallery Room), 130 King Street West, Toronto, Canada for the following purposes:

1. to receive the consolidated financial statements of the Corporation for the financial year ended August 31, 2003, and the Auditor's report thereon;

2.   to elect Directors of the Corporation;

3. to appoint PricewaterhouseCoopers LLP as auditors and to authorize the Audit Committee to fix their remuneration;

4. to approve the amendments to the Corporation's Stock Option Plan as set forth in Schedule A to the Management Proxy Circular enclosed herewith; and

5. to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Enclosed is a copy of the 2003 Annual Report of the Corporation including the consolidated financial statements and the Auditor's Report thereon, together with the Management Proxy Circular and a form of Proxy.

DATED at Vanier, Quebec, this 7th day of November, 2003.


                                   BY ORDER OF THE BOARD OF DIRECTORS


                                   /s/ Kimberley Okell


                                   Kimberley Okell
                                   Secretary





SHAREHOLDERS UNABLE TO ATTEND THE MEETING ARE REQUESTED TO COMPLETE THE ENCLOSED PROXY FORM AND RETURN IT IN THE ENVELOPE PROVIDED. TO BE VALID, PROXIES MUST REACH THE OFFICE OF CIBC MELLON TRUST COMPANY, 2001 UNIVERSITY STREET, SUITE 1600, MONTREAL, QUEBEC, CANADA, H3A 2A6, NO LATER THAN THE LAST DAY PRIOR TO THE DATE OF THE MEETING OR ANY RECONVENING OF THE MEETING IN CASE OF ADJOURNMENT. SHAREHOLDERS MAY ALSO HAVE THE PROXY FORM DELIVERED TO THE CHAIRMAN OF THE MEETING PRIOR TO THE TIME OF VOTING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                  MANAGEMENT PROXY CIRCULAR OF THE CORPORATION
               FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

          THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of EXFO ELECTRO-OPTICAL ENGINEERING INC. hereby appoints (CHECK EITHER (A) or (B)):

o (A) Mr. Germain Lamonde of Cap-Rouge, Quebec, or failing him, Mr. Pierre Plamondon of Quebec, Quebec;

o    (B) __________________________________ of ________________________________;
                      (Name)                              (Address)

as the representative of the undersigned to attend, act and vote on behalf of the undersigned at the ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS (THE "MEETING") OF THE CORPORATION TO BE HELD AT THE TORONTO STOCK EXCHANGE, TSX BROADCAST & CONFERENCE CENTRE, THE EXCHANGE TOWER (GALLERY ROOM), 130 KING STREET WEST, TORONTO, PROVINCE OF ONTARIO, CANADA, ON TUESDAY, JANUARY 7, 2004, AT 10:00 O'CLOCK A.M. (TORONTO TIME) AND AT ANY ADJOURNMENTS OF SUCH MEETING.

THE UNDERSIGNED WISHES THAT ALL SHARES REPRESENTED BY THIS PROXY BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS HEREINBELOW. ALL SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR, AGAINST OR BE THE SUBJECT OF ABSTENTIONS, AS SPECIFIED BY THE SHAREHOLDER. HOWEVER, IN THE ABSENCE OF INSTRUCTIONS, THE SHARES REPRESENTED BY PROXY WILL BE VOTED IN FAVOUR OF EACH OF THE PROPOSALS SET FORTH HEREIN.

                                                                (MARK WITH AN X)

To elect Germain Lamonde, Pierre Marcouiller, David A.          FOR         [_]
Thompson, Andre Tremblay and Michael Unger, whose cities of
residence are indicated in the Management Proxy Circular, as    ABSTENTION  [_]
Directors of the Corporation.

To appoint PricewaterhouseCoopers LLP as auditors and to        FOR         [_]
authorize the Audit Committee to fix their remuneration.
                                                                ABSTENTION  [_]

To approve the amendments to the Corporation's Stock Option     FOR         [_]
Plan as set forth in Schedule A to the Management Proxy
Circular.                                                       AGAINST     [_]


A DISCRETIONARY POWER IS HEREBY CONFERRED as to any amendment or change made to the matters mentioned in the Notice of Meeting or as to such other matters as may legally come before the Meeting. The Management of the Corporation is not aware of any amendments, changes or other matters that may come before the Meeting.

                                                DATED this _____ day of _______.

* A SHAREHOLDER IS ENTITLED TO APPOINT,
TO ATTEND AND ACT FOR AND ON BEHALF OF          ________________________________
SUCH SHAREHOLDER AT THE MEETING, A              SIGNATURE OF SHAREHOLDER
PERSON OTHER THAN THE PERSON MENTIONED
IN (A) HEREIN ABOVE AND MAY DO SO BY
CHECKING (B) HEREINABOVE AND ADDING THE
NAME OF SUCH OTHER PERSON IN THE SPACE
RESERVED FOR SUCH PURPOSE.                      [                              ]
                                                       name of shareholder
                                                [                              ]

THIS PROXY MUST BE SIGNED BY THE SHAREHOLDER OR HIS PROXYHOLDER AUTHORIZED IN WRITING OR, IF THE SHAREHOLDER IS A CORPORATION, UNDER ITS CORPORATE SEAL, BY A DULY AUTHORIZED OFFICER OR PROXYHOLDER OF THE CORPORATION. PLEASE REMEMBER TO DATE AND SIGN THIS PROXY. IF THIS PROXY IS NOT DATED, IT WILL BE DEEMED TO BEAR THE DATE OF ITS MAILING BY MANAGEMENT.

           YOU ARE REFERRED TO THE MANAGEMENT PROXY CIRCULAR APPENDED.

                                                               Francais au verso

[GRAPHIC OMITTED]
[LOGO - EXFO]





================================================================================


NOTICE OF ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS
AND
MANAGEMENT PROXY CIRCULAR


================================================================================





November 7, 2003

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                            MANAGEMENT PROXY CIRCULAR


SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS PROVIDED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF EXFO ELECTRO-OPTICAL ENGINEERING INC. (THE "CORPORATION" OR "EXFO") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE "MEETING") OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES STATED IN THE ACCOMPANYING NOTICE OF MEETING AND AT ANY ADJOURNMENT THEREOF. UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED HEREIN IS GIVEN AS OF NOVEMBER 7, 2003.

It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by officers, employees or agents of the Corporation. The Corporation may also reimburse brokers and other persons holding shares in their names, or in the names of nominees, for their costs incurred in sending proxy material to principals and obtaining their proxies. The cost of solicitation will be borne by the Corporation and is expected to be nominal.


APPOINTMENT AND REVOCATION OF PROXIES AND ATTENDANCE OF BENEFICIAL SHAREHOLDERS

The persons named in the enclosed Form of Proxy (the "Form of Proxy") are officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND CHECKING ITEM (B).

To be valid, proxies must be received at the Montreal, Canada office of CIBC Mellon Trust Company, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, the transfer agent of the Corporation, no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or proxies may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. A beneficial shareholder who completes a Form of Proxy and who wishes to attend and vote at the Meeting personally must appoint himself or herself proxy holder in the foregoing manner.

A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing if such instrument is deposited either at the registered office of the Corporation to the attention of the Secretary no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.


VOTING OF PROXIES

The shares represented by proxies appointing the persons, or any one of them, designated by Management thereon to represent the shareholder at the Meeting will be voted in accordance with the instructions given by the shareholder. UNLESS OTHERWISE INDICATED, THE VOTING RIGHTS ATTACHING TO THE SHARES REPRESENTED BY A FORM OF PROXY WILL BE VOTED "FOR" IN RESPECT OF ALL THE PROPOSALS DESCRIBED HEREIN.

The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting. As at the date hereof, Management is not aware that any other matter is to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the Form of Proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.


VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at November 7, 2003, 25,170,533 Subordinate Voting Shares and 37,900,000 Multiple Voting Shares were outstanding, being the only classes of shares entitled to be voted at the Meeting. Each holder of Subordinate Voting Shares is entitled to one vote and the holder of Multiple Voting Shares is entitled to 10 votes for each share registered in his or her name at the close of business on November 28, 2003, being the date fixed by the Board of Directors for the purpose of determining registered shareholders entitled to receive the accompanying Notice of Meeting and to vote (the "Record Date"). A list of shareholders entitled to vote as of the Record Date, showing the number of shares held by each shareholder, shall be prepared within 10 days of the Record Date. This list of shareholders will be available for inspection during normal business hours at the Montreal, Canada office of CIBC Mellon Trust Company, the transfer agent of the Corporation, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, and at the Meeting.

Unless otherwise indicated, the resolutions submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Subordinate Voting Shares and Multiple Voting Shares, as a single class, present at the Meeting in person or by proxy and voting in respect of all resolutions to be voted on by the shareholders of the Corporation.

To the knowledge of executive officers and directors of the Corporation, as of November 7, 2003, the only persons who are beneficial owners or who exercise control or direction, directly or indirectly, over shares carrying more than 10% of the voting rights attaching to any class of shares of the Corporation are:


-----------------------------------------------------------------------------------------------------------------------
                                      PERCENTAGE OF VOTING               PERCENTAGE OF VOTING   PERCENTAGE OF VOTING
                         NUMBER OF   RIGHTS ATTACHED TO ALL  NUMBER OF  RIGHTS ATTACHED TO ALL  RIGHTS ATTACHED TO ALL
                        SUBORDINATE   SUBORDINATE VOTING     MULTIPLE       MULTIPLE VOTING         SUBORDINATE AND
 NAME OF SHAREHOLDER   VOTING SHARES         SHARES        VOTING SHARES       SHARES           MULTIPLE VOTING SHARES
-----------------------------------------------------------------------------------------------------------------------
Germain Lamonde           93,000 (1)          0.4%         37,900,000 (2)       100%                  93.8%
-----------------------------------------------------------------------------------------------------------------------

FMR Corporation        3,283,100 (3)         13.1%             --                --                    0.9%
-----------------------------------------------------------------------------------------------------------------------

-------------------------
(1) Mr. Lamonde exercises control over this number of Subordinate Voting Shares through Placements Lamonde, SENC, a partnership controlled by Mr. Lamonde.

(2) Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde's family.

(3) Fidelity Management and Research Company, a wholly-owned subsidiary of FMR Corporation, is the beneficial owner of this number of subordinate voting shares as a result of acting as investment advisor to various investment companies.

ELECTRONIC DELIVERY

The Corporation has a voluntary program for e-mail notification to our shareholders that documents which must be delivered pursuant to securities legislation are available on EXFO's website. Every year, EXFO delivers documentation to shareholders, such as this Management Proxy Circular and our Annual Report that must be delivered to shareholders of a public company by law. EXFO has made this process more convenient for its shareholders, as shareholders who so wish, may be notified by e-mail when the Corporation's documentation is posted in the "Investors" section on its website (www.exfo.com). Accordingly such documentation will not be sent in paper form by mail. The Corporation believes that electronic delivery will benefit the environment and reduce its costs. Shareholders who do not consent to receive documentation by e-mail will continue to receive such documentation by mail.

Registered shareholders can consent to electronic delivery by completing and returning the consent form accompanying this Circular to CIBC Mellon Trust Company. Unregistered shareholders (i.e. shares are held through a securities broker, bank, trust company or other nominee) can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.


BUSINESS TO BE TRANSACTED AT THE MEETING

PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements of the Corporation for the financial year ended August 31, 2003 and the Auditors' report thereon contained in EXFO's Annual Report accompanying this Circular will be submitted to shareholders at the Meeting but no vote with respect thereto is required or proposed to be taken.

ELECTION OF THE DIRECTORS

According to the articles of the Corporation, the Board of Directors shall consist of a minimum of 3 and a maximum of 12 directors. At the Meeting, Management proposes the 5 persons named hereafter on page 5 as nominees for election as directors to hold office until the next annual meeting or until the office is otherwise vacated in accordance with the Corporation's by-laws.

Management does not anticipate that any of the nominees will be unable, or for any reason whatsoever, be reluctant to fulfill their duties as directors. Should this occur for any reason whatsoever before the election, the persons named in the Form of Proxy reserve the right to vote for another nominee of their choice unless the shareholder specified on the Form of Proxy to abstain from voting for the election of the directors.

APPOINTMENT AND REMUNERATION OF AUDITORS

A firm of auditors is to be appointed by vote of the shareholders at the Meeting to serve as auditors of the Corporation until the close of the next annual meeting. The Audit Committee is to be authorized to fix the remuneration of the auditors so appointed. The Board of Directors and Management, upon the advice of the Audit Committee, recommend that PricewaterhouseCoopers LLP be re-appointed as Auditors of the Corporation. The re-appointment of PricewaterhouseCoopers LLP must be approved by a majority of the votes cast on the matter at the Meeting.

RESOLUTION FOR APPROVAL OF INCREASE IN SHARES RESERVED FOR ISSUANCE UNDER THE STOCK OPTION PLAN

The Corporation's Stock Option Plan is designed to increase the performance of employees, senior management, officers and directors, as the case may be, and further align the interests of each with shareholder interests. As of November 7, 2003, there are 2,879,034 options to purchase Subordinate Voting Shares outstanding under the Stock Option Plan with exercise prices ranging from US$1.58 to US$56.75, from a total authorized reserve amount of 4,470,961, leaving 1,591,927 share reservations available for further option grants (for additional detail on stock option grants, see Note 13 of the Corporation's financial statements for the financial year ended August 31, 2003). On October 27, 2003, the Board of Directors approved, subject to confirmation by the Toronto Stock Exchange, NASDAQ and other regulatory authorities, modifications to the Corporation's Stock Option Plan to increase the number of shares reserved for issuance thereunder. The modification proposed to the Stock Option Plan would result in the increase of the aggregate number of Subordinate Voting Shares reserved for issuance under the Stock Option Plan from 4,470,961 to 6,306,153 Subordinate Voting Shares, representing 10% of the total 63,061,533 issued outstanding share capital of the Corporation (including Subordinate Voting Shares and Multiple Voting Shares) as of the date of approval by the Board of Directors (October 27, 2003). This would mean that Subordinate Voting Shares available for future grants would then increase from 1,591,927 to 3,427,119. These modifications to the Stock Option Plan are subject to approval by the Shareholders.

The Directors believe that the increase for which approval is requested is necessary for use as a tool to attract, motivate and retain talented personnel, whether through organic growth or acquisitions. The text of the resolution to be presented for approval by the shareholders of the amendment to the Stock Option Plan is attached as Schedule A. The adoption of the resolution requires the approval of a majority of all the shares voted at the meeting.


NOMINEES FOR ELECTION AS DIRECTORS AND THEIR BENEFICIAL OWNERSHIP OF VOTING SECURITIES

The following table and notes set out the name of each of the individuals whom is proposed to be nominated at the Meeting for election as a director of the Corporation, all other positions and offices with the Corporation and its subsidiaries now held by each such individual, if any, the principal occupation or employment of each such individual, their respective period of service as a director and the approximate number of shares of the Corporation beneficially owned by each such individual or over which each of them exercised control or direction.

--------------------------------------------------------------------------------------------------------------------
                                                                                       NUMBER OF       NUMBER OF
 NAME AND POSITION OR OFFICE    PRINCIPAL OCCUPATION     CITY OF                      SUBORDINATE   MULTIPLE VOTING
    WITH THE CORPORATION           OR EMPLOYMENT        RESIDENCE    DIRECTOR SINCE  VOTING SHARES       SHARES
--------------------------------------------------------------------------------------------------------------------
Germain Lamonde (1)            Chairman of the Board,  Cap-Rouge,     September 1985     93,000       37,900,000
Chairman of the Board,         President and Chief     Quebec
President and Chief            Executive Officer, EXFO
Executive Officer              Electro-Optical
                               Engineering Inc.
--------------------------------------------------------------------------------------------------------------------

Pierre Marcouiller (2)(3)      Chairman of the Board   Magog,           May 2000          5,000           --
Director                       and Chief Executive     Quebec
                               Officer,
                               Camoplast Inc.
                               (a supplier of
                               automotive and
                               recreational vehicle
                               parts)
--------------------------------------------------------------------------------------------------------------------

Dr. David A. Thompson,         Vice-President,         Newton,         June 2000          2,100           --
Ph.D. (3)                      Hardware & Equipment    North
Director                       Technology Strategy,    Carolina
                               Corning Cable Systems
--------------------------------------------------------------------------------------------------------------------

Andre Tremblay (2)(3)(4)       President and Chief     Outremont,       May 2000          7,000           --
Director                       Executive Officer,      Quebec
                               Microcell
                               Telecommunications
                               Inc.
--------------------------------------------------------------------------------------------------------------------

Michael Unger (2)(3)           Executive Consultant    Woodbridge,      May 2000           --             --
Director                                               Ontario
--------------------------------------------------------------------------------------------------------------------

-------------------------
(1) Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde's family. He exercises control over this number of Subordinate Voting Shares through Placements Lamonde, SENC, a partnership controlled by Mr. Lamonde.

(2)  Member of the Audit Committee.

(3)  Member of the Human Resources Committee.

(4) Mr. Tremblay exercises control over this number of Subordinate Voting Shares through 9044-6451 Quebec inc. and 9089-3082 Quebec inc., companies controlled by Mr. Tremblay.

The information as to Subordinate Voting Shares and Multiple Voting Shares beneficially owned or over which the above-named individuals exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective individual.


COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

COMPENSATION OF DIRECTORS

In the financial year ended August 31, 2003, directors who are not employees of the Corporation or any of its subsidiaries receive the level of compensation set forth in the table below as annual compensation payable in the form of cash, stock or stock options as chosen by the director. In addition, each director is granted 12,500 stock options under the Corporation's Stock Option Plan (the "Stock Option Plan") as part of his annual compensation.

--------------------------------------------------------------------------------

Annual Retainer for Directors:                          CDN$25,000     US$16,895
--------------------------------------------------------------------------------

Annual Retainer for Committee Chairman:                  CDN$5,000      US$3,379
--------------------------------------------------------------------------------

Annual Retainer for Committee Members:                   CDN$3,000      US$2,027
--------------------------------------------------------------------------------

Fees for all Meetings Attended per day in Person:        CDN$1,000        US$675
--------------------------------------------------------------------------------

Fees for all Meetings Attended per day by Telephone:       CDN$500        US$338
--------------------------------------------------------------------------------

In the financial year ended August 31, 2003, the directors who were not employees received the following compensation in the form indicated:

-----------------------------------------------------------------------------------------------------------------------
                                ANNUAL        ANNUAL COMPENSATION                                     TOTAL ATTENDANCE
                             COMPENSATION     PAID IN STOCK OPTIONS  EXERCISE PRICE     EXPIRATION    FEES PAID IN CASH
          NAME              PAID IN CASH ($)        (#) (1)          OF OPTIONS (2)   DATE OF OPTIONS      (US$)
-----------------------------------------------------------------------------------------------------------------------
Pierre Marcouiller (3)         20,950              12,500             US$1.58           Sept. 25,          7,434
                                                                                          2012
-----------------------------------------------------------------------------------------------------------------------

Dr. David A. Thompson (4)      18,923              12,500             US$1.58           Sept. 25,          7,771
                                                                                          2012
-----------------------------------------------------------------------------------------------------------------------

Andre Tremblay (5)             22,302              12,500             US$1.58           Sept. 25,          7,434
                                                                                          2012
-----------------------------------------------------------------------------------------------------------------------

Michael Unger (6)              22,302              12,500             US$1.58           Sept. 25,          8,110
                                                                                          2012
-----------------------------------------------------------------------------------------------------------------------

-------------------------
(1) Indicates the number of Subordinate Voting Shares underlying the options granted under the Stock Option Plan.

(2) The exercise price of options is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. These options vest at a rate of 12.5% after the first 6 months, 12.5% after 12 months and 25% annually thereafter commencing on the second anniversary date of the grant.

(3)  Member of the Audit Committee and the Human Resources Committee.

(4)  Member of the Human Resources Committee.

(5)  Member of the Human Resources Committee and Chairman of the Audit
     Committee.

(6)  Member of the Audit Committee and Chairman of the Human Resources
     Committee.


COMPENSATION OF NAMED EXECUTIVE OFFICERS

The table below shows compensation information during the three most recently completed financial years for Mr. Germain Lamonde, the Chairman of the Board, President and Chief Executive Officer of the Corporation, the four other most highly compensated executive officers of the Corporation and its subsidiaries who were serving the Corporation at the end of the financial year, and three other executive officers of the Corporation who would have been included within the four most highly compensated executive officers had they been in the employ of the Corporation, or a subsidiary, at the year end (collectively, the "Named Executive Officers"). This information includes the US dollar value of base salaries, bonus awards and long-term incentive plan payments, the number of options granted, and other compensation, if any, whether paid or deferred.

---------------------------------------------------------------------------------------------------------------------------------
                                                                                             SECURITIES
                                                                              OTHER ANNUAL       UNDER          ALL OTHER
     NAME AND PRINCIPAL        FINANCIAL     SALARY (1)        BONUS (2)      COMPENSATION     OPTIONS (3)    COMPENSATION
          POSITION               YEAR           ($)               ($)              ($)            (#)             ($)
--------------------------------------------------------------------------------------------------------------------------------
Germain Lamonde,                 2003       185,848 (US)       25,247 (US)           -             50,000            -
President and Chief                         275,000 (CDN)      37,359 (CDN)
Executive Officer                2002       174,758 (US)       21,329 (US)           -             70,000            -
                                            275,000 (CDN)      33,563 (CDN)
                                 2001       180,044 (US)       99,024 (US)           -              5,080            -
                                            275,000 (CDN)     137,500 (CDN)
--------------------------------------------------------------------------------------------------------------------------------

Juan-Felipe Gonzalez,            2003       163,896 (US)        7,500 (US)           -             30,000            -
Vice-President,
Global Telecom Sales             2002       158,193 (US)            -                -             30,000            -

                                 2001       204,781 (US) (4)  129,629 (US)(5)        -             45,630            -
--------------------------------------------------------------------------------------------------------------------------------

James Stevens,
Vice-President Product
Management and Chief
Technology Officer               2003       175,000 (US) (6)        -                -             12,000        4,624 (US)(7)
(Protocol)
--------------------------------------------------------------------------------------------------------------------------------

John Holloran Jr.,
Interim General Manager          2003       140,000 (US) (8)   12,692 (US)           -              9,000        4,114 (7)
and Special Projects
--------------------------------------------------------------------------------------------------------------------------------

Pierre Plamondon,                2003     118,267 (US)          9,547 (US)           -             25,000          866 (US) (7)
Vice-President Finance and                175,000 (CDN)        14,127 (CDN)                                      1,281 (CDN)
Chief Financial Officer          2002      95,323 (US)          5,817 (US)           -             19,000          886 (US) (7)
                                          150,000 (CDN)         9,153 (CDN)                                      1,394 (CDN)
                                 2001      98,206 (US)         21,783 (US)           -             24,240        1,830 (US) (7)
                                          150,000 (CDN)        33,271 (CDN)                                      2,795 (CDN)(7)
--------------------------------------------------------------------------------------------------------------------------------

NAMED EXECUTIVES NOT IN THE EMPLOY OF THE CORPORATION AT YEAR END
--------------------------------------------------------------------------------------------------------------------------------
Bruce Bonini,                    2003     200,160 (US)              -                -             40,000      265,824 (US)
Vice-President North
American Sales (9)               2002     217,500 (US)              -                -             20,000        7,042 (US) (7)

                                 2001     272,678 (US)(10)     33,450 (US)           -             82,780        4,565 (US) (7)
--------------------------------------------------------------------------------------------------------------------------------

David J. Farrell,                2003     186,346 (US)              -                -             15,000      152,938 (US)
President, EXFO Burleigh
Products Group Inc. (11)         2002     184,500 (US)              -                -             10,000        3,193 (US) (7)

                                 2001     184,500 (US) (12)    16,326 (US)           -             40,000        4,513 (US) (7)
--------------------------------------------------------------------------------------------------------------------------------

Sami Yazdi,                      2003      71,196 (US)              -                -             25,000      158,249 (US)
President, EXFO Protocol Inc.             105,350 (CDN)                                                        234,162 (CDN)
(13)                             2002     111,210 (US) (14)     5,550 (US)           -             50,000           -
                                          175,000 (CDN)         8,735 (CDN)
--------------------------------------------------------------------------------------------------------------------------------

-------------------------
(1) The compensation information for Canadian residents has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of 1.4797 for 2003, 1.5736 for 2002, and 1.5274 for 2001. The currency conversions cause these reported salaries to fluctuate from year-to-year because of the conversion of Canadian dollars to U.S. dollars.

(2) A portion of the bonus amounts is paid in cash in the year for which they are awarded and the balance is paid in cash in the year following the financial year for which they are awarded.

(3) Indicates the number of Subordinate Voting Shares underlying the options granted under the Stock Option Plan during the financial year indicated.

(4) This amount includes an amount of US$4,935 paid as a retroactive adjustment to salary for the financial year ended August 31, 2000.

(5) This amount includes an amount of US$2,771 paid as a retroactive adjustment to bonus for the financial year ended August 31, 2000.

(6) This amount represents Mr. Stevens' base annual salary. Since he joined the Corporation on October 7, 2002, the base annual salary paid to him for the financial year ended August 31, 2003 amounted to US$154,135.

(7) Indicates the amount contributed by the Corporation during the financial year indicated to the Deferred Profit Sharing Plan or the 401K plans, as applicable, for the benefit of the Named Executive Officer. Mr. Lamonde is not eligible to participate in the Deferred Profit Sharing Plan and Mr. Gonzalez and Mr. Yazdi did not participate.

(8) This amount represents Mr. Holloran's base annual salary. Since he joined the Corporation on October 7, 2002, the base annual salary paid to him for the financial year ended August 31, 2003 amounted to US$124,462.

(9) For the 2003 financial year, salary shown for Mr. Bonini indicates full salary to termination date, being August 15, 2003, and All Other Compensation includes an amount of US$244,352 in severance and an amount of US$6,499 contributed by the Corporation to the 401K plan.

(10) This amount includes an amount of US$28,654 paid as a retroactive adjustment to salary for the financial year ended August 31, 2000.

(11) For the 2003 financial year, salary shown for Mr. Farrell indicates full salary to termination date, being August 29, 2003, and All Other Compensation includes an amount of US$127,687 in severance and an amount of US$5,774 contributed by the Corporation to the 401K plan.

(12) This amount represents Mr. Farrell's base annual salary. Since he joined the Corporation on December 20, 2000, the base annual salary paid to him for the financial year ended August 31, 2001 amounted to US$134,097.

(13) For the 2003 financial year, salary shown for Mr. Yazdi indicates full salary to termination date being March 21, 2003, and All Other Compensation represents an amount of US$158,249 in severance.

(14) This amount represents Mr. Yazdi's base annual salary. Since he joined the Corporation on November 2, 2001, the base salary paid to him for the financial year ended August 31, 2002 amounted to US$90,959 (CDN$143,134).

Other than its Stock Option Plan, Restricted Stock Award Plan and Stock Appreciation Rights Plan, which are described below in the "Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation", the Corporation does not have any other formal long-term incentive plans. However, pursuant to the terms of his employment agreement, Mr. Juan-Felipe Gonzalez will receive a cash payment of CDN$750,000 since he did not voluntarily resign and was not dismissed with cause prior to September 2003. An amount of CDN$500,000 was disbursed on October 17, 2003 and the remaining CDN$250,000 is scheduled for disbursement in January 2004.

SHARE PLAN

In September 1998, prior to becoming a public company, the Corporation adopted a share purchase plan for officers, directors and key employees, as amended in April 2000. On April 3, 2000, the Corporation adopted a new share plan which replaced the 1998 share plan and on June 29, 2000, at the time of the Corporation's initial public offering, all of the 707,264 Class "F" shares issued under this plan to Officers, directors and key employees and fully paid by them were converted into Subordinate Voting Shares. No additional shares will be issued under the new share plan. The new share plan requires the Subordinate Voting Shares previously acquired by participants to be held in trust by a trustee until August 31, 2004, except for 249,977 Subordinate Voting Shares, of which 216,548 Subordinate Voting Shares were released on October 21, 2003, 6,020 Subordinate Voting Shares will be released on December 23, 2003 and 27,409 Subordinate Voting Shares will be released on January 20, 2004.

The new share plan provides for the earlier release of these Subordinate Voting Shares in the event the employment of a holder of Subordinate Voting Shares terminates or upon the occurrence of a change of control and establishes conditions pursuant to which the Subordinate Voting Shares of a holder under this plan are to be sold by the trustee on the public market. For example, if the employment is terminated before the end of the trust period for reasons other than death, retirement, disability or without cause, the trustee will, on instructions from the Corporation, sell the holder's Subordinate Voting Shares on the public market, reimburse the lesser of the proceeds of sale or the purchase price paid by the holder plus 8% interest annually, with the balance being paid to the Corporation. As of August 31, 2003, 635,118 Subordinate Voting Shares were being held in trust under the plan.

The following table shows the breakdown, as of August 31, 2003, of the Subordinate Voting Shares that have been allocated and released from trust to the Named Executive Officers.

------------------------------------------------------------------------------------------------------------------
                             Subordinate Voting         Subordinate Voting         Value of Subordinate Voting
   Name of Executive        Shares Allocated (1)       Shares released from        Shares released from Trust
       Officers                      (#)                     Trust (#)                        (US$)
------------------------------------------------------------------------------------------------------------------
Germain Lamonde (2)                    -                          -                              -
------------------------------------------------------------------------------------------------------------------

Juan-Felipe Gonzalez                51,452                        -                              -
------------------------------------------------------------------------------------------------------------------

James Stevens (2)                      -                          -                              -
------------------------------------------------------------------------------------------------------------------

John Holloran Jr. (2)                  -                          -                              -
------------------------------------------------------------------------------------------------------------------

Pierre Plamondon (3)                32,927                        -                              -
------------------------------------------------------------------------------------------------------------------

NAMED EXECUTIVES NOT IN THE EMPLOY OF THE CORPORATION AT YEAR END
------------------------------------------------------------------------------------------------------------------
Bruce Bonini                        49,324                        -                              -
------------------------------------------------------------------------------------------------------------------

David J. Farrell (2)                   -                          -                              -
------------------------------------------------------------------------------------------------------------------

Sami Yazdi (2)                         -                          -                              -
------------------------------------------------------------------------------------------------------------------

-------------------------
(1) If the employment is terminated before the end of the trust period for reasons other than death, retirement, disability or without cause, the trustee will, on instructions from the Corporation, sell the holder's Subordinate Voting Shares on the public market, reimburse the lesser of the proceeds of sale or the purchase price paid by the holder plus 8% interest annually, with the balance being paid to the Corporation.

(2)  These persons do not participate in the Share Plan.

(3) Mr. Plamondon exercises control over 6,874 of these Subordinate Voting Shares through Fiducie Pierre Plamondon, a trust for the benefit of Mr. Plamondon's family.

DEFERRED PROFIT SHARING PLAN

         The Corporation maintains a deferred profit sharing plan for certain eligible Canadian resident employees. Under this plan, the Corporation may contribute an amount equal to 1% of each employee's gross salary to that employee's individual deferred profit sharing plan to the extent that such employee contributes at least 2% of his or her gross salary to his or her individual tax-deferred registered retirement savings plan. As a cost control measure, the Corporation temporarily suspended its contributions under this plan commencing in June 2002 and contributions by the Corporation were reestablished commencing January 2003. In the financial year ended August 31, 2003, the aggregate amount of contributions under the plan was US$63,000 (CDN$93,000). Mr. Germain Lamonde is not entitled to participate in this plan.

401K PLAN

The Corporation maintains a 401K plan for eligible United States resident employees of its subsidiaries. Under this plan, the Corporation may elect to contribute an amount equivalent to 3% of an employee's current compensation, subject to certain legislated maximum contribution limits. During the financial year ended August 31, 2003, the Corporation recorded contributions totaling US$253,000.

OPTION GRANTS IN LAST FINANCIAL YEAR

The aggregate number of Subordinate Voting Shares covered by options granted during the financial year ended August 31, 2003 was 1,268,450 at a weighted average exercise price of US$1.94 (CDN$2.96) per Subordinate Voting Share. At the end of financial year ended August 31, 2003, there were a total of 3,176,613 Subordinate Voting Shares covered by options granted and outstanding pursuant to the Stock Option Plan having a weighted average exercise price of US$15.36 (CDN$22.73). The table below shows information regarding stock option grants made to the Named Executive Officers under the Stock Option Plan during the financial year ended August 31, 2003. See "Report on Executive Compensation by the

Human Resources Committee - Long-Term Incentive Compensation" for a description of the Stock Option Plan.

--------------------------------------------------------------------------------------------------------------------
                                       Percentage of Net                      Market Value of
                        Securities     Total of Options                    Securities Underlying
                      Under Options  Granted to Employees    Exercise or    Options on the Date
                        Granted(1)     in Financial Year   Base Price (2)         of Grant
        Name               (#)                (%)          (US$/ Security)   (US$/Security) (3)    Expiration Date
--------------------------------------------------------------------------------------------------------------------
Germain Lamonde           50,000             4.98               1.58                1.66          September 25, 2012
--------------------------------------------------------------------------------------------------------------------

Juan-Felipe Gonzalez      30,000             2.99               1.58                1.66          September 25, 2012
--------------------------------------------------------------------------------------------------------------------

James Stevens             12,000             1.20               3.53                3.63          December 2, 2012
--------------------------------------------------------------------------------------------------------------------

John Holloran             9,000              0.90               3.53                3.63          December 2, 2012
--------------------------------------------------------------------------------------------------------------------

Pierre Plamondon          25,000             2.49               1.58                1.66          September 25, 2012
--------------------------------------------------------------------------------------------------------------------

NAMED EXECUTIVES NOT IN THE EMPLOY OF THE CORPORATION AT YEAR END
--------------------------------------------------------------------------------------------------------------------
Bruce Bonini              40,000             4.00               1.58                1.66            Cancelled (4)
--------------------------------------------------------------------------------------------------------------------

David J. Farrell          15,000             1.49               1.58                1.66            Cancelled (4)
--------------------------------------------------------------------------------------------------------------------

Sami Yazdi                25,000             2.49               1.58                1.66            Cancelled (4)
--------------------------------------------------------------------------------------------------------------------

-------------------------
(1)  Underlying securities: Subordinate Voting Shares.

(2) The exercise price of options granted is determined based on the highest of the closing prices of the Subordinate Voting Shares on The Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. Some of these options vest at a rate of 25% annually commencing on the first anniversary date of the grant and some vest at a rate of 12.5% 6 months after the grant date, 12.5% 12 months after the grant date, and 25% annually thereafter commencing on the second anniversary date of the grant.

(3) Based on the closing price on the NASDAQ National Market on the date of the grant.

(4) In accordance with the terms of the Stock Option Plan, remaining unexercised options were cancelled thirty days after the respective termination dates of each of these persons.

AGGREGATED OPTION EXERCISES IN LAST FINANCIAL YEAR AND FINANCIAL YEAR END OPTION VALUES

The following table summarizes, for each of the Named Executive Officers, the number of stock options, if any, exercised during the financial year ended August 31, 2003, the aggregate value realized upon exercise and the total number of unexercised options, if any, held at August 31, 2003. Value realized upon exercise is the difference between the market value of the underlying Subordinate Voting Shares on the exercise date and the exercise or base price of the option. The value of unexercised in-the-money options at financial year-end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Shares on August 29, 2003, which was US$2.64 per share. These values, unlike the amounts set forth in the column "Aggregate Value Realized," have not been, and may never be, realized. The underlying options have not been, and may never be exercised, and actual gains, if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these values will be realized. Unexercisable options are those that have been held for less than the time required for vesting. See "Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation."

--------------------------------------------------------------------------------------------------------------------
                                                                                          Value of Unexercised
                                                          Unexercised Options           "In-the-Money" Options at
                                       Aggregate          at August 31, 2003              August 31, 2003 (2)(3)
                        Securities       Value      -----------------------------     ------------------------------
                        Acquired on     Realized    EXERCISABLE     UNEXERCISABLE      EXERCISABLE    UNEXERCISABLE
         NAME          Exercise (#)    (US$) (1)         (#)             (#)              (US$)           (US$)
--------------------------------------------------------------------------------------------------------------------
Germain Lamonde              -             -           45,342           105,140           6,625         46,375
--------------------------------------------------------------------------------------------------------------------

Juan-Felipe Gonzalez         -             -           39,240            73,290           3,975         27,825
--------------------------------------------------------------------------------------------------------------------

James Stevens                -             -            1,500            10,500            -               -
--------------------------------------------------------------------------------------------------------------------

John Holloran Jr.            -             -            1,125             7,875            -               -
--------------------------------------------------------------------------------------------------------------------

Pierre Plamondon             -             -           26,520            50,420           3,312         23,188
--------------------------------------------------------------------------------------------------------------------

NAMED EXECUTIVES NOT IN THE EMPLOY OF THE CORPORATION AT YEAR END
--------------------------------------------------------------------------------------------------------------------
Bruce Bonini (4)           5,000         5,104             -               -               -               -
--------------------------------------------------------------------------------------------------------------------

David J. Farrell (4)       1,875         2,682             -               -               -               -
--------------------------------------------------------------------------------------------------------------------

Sami Yazdi (4)             3,125         1,263             -               -               -               -
--------------------------------------------------------------------------------------------------------------------

-------------------------
(1) The aggregate value realized is equivalent to the difference between the market value of the securities underlying the options at exercise and the exercise price of the options.

(2) "In-the-money" options are options for which the market value of the underlying securities is higher than the price at which such securities may be bought from the Corporation.

(3) The value of unexercisable "in-the-money" options is calculated using the highest of the closing prices of the Subordinate Voting Shares on The Toronto Stock Exchange and on the NASDAQ National Market on August 29, 2003 using the noon buying rate of the Federal Reserve Bank of New York to convert the NASDAQ National Market closing price to Canadian dollars, as required, less the exercise price of "in-the-money" options.

(4) In accordance with the terms of the Stock Option Plan, unexercised options that had been attributed to these persons were cancelled thirty days after their termination dates.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Corporation has an employment agreement with Mr. Germain Lamonde. The agreement is for an indeterminate period and the salary is reviewed annually. In the event of the termination of Mr. Lamonde's employment without cause, Mr. Lamonde will be entitled to severance payments (in no case exceeding 24 months of remuneration) and the vesting of all stock options. In addition, in the event that Mr. Lamonde's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital or if Mr. Lamonde voluntarily resigns, he will be entitled to the vesting of all stock options.

The Corporation also has employment agreements with Mr. Juan-Felipe Gonzalez and Mr. Pierre Plamondon, and its subsidiary, EXFO Gnubi Products Group Inc. has employment agreements with Mr. James Stevens and Mr. John Holloran Jr.

The agreement with Mr. Gonzalez provided for Mr. Gonzalez's employment as Vice-President International Sales but in July 2003, Mr. Gonzalez assumed the position of Vice-President Global Telecom Sales. Mr. Gonzalez earned a long-term incentive bonus of CDN$750,000 as he did not voluntarily resign and was not dismissed with cause prior to September 2003. An amount of CDN$500,000 was disbursed on October 17, 2003 and the remaining CDN$250,000 is scheduled for disbursement in January 2004. In the event Mr. Gonzalez's employment terminates for any reason whatsoever and he is unable to accept new employment due to his non-competition obligations to the Corporation, Mr. Gonzalez may receive compensation for a period of 18 months following the date of termination in amounts varying from 5% to 50% of his base monthly salary at the time of termination depending on the cause of the termination. The employment agreement is for an indeterminate period and salary and bonuses are reviewed annually.

Mr. Stevens was the Chief Executive Officer of gnubi communications, L.P. when the assets of this company were acquired by EXFO Gnubi Products Group Inc. on October 7, 2002. Further to this acquisition, Mr. Stevens entered into an employment agreement between Mr. Stevens and EXFO Gnubi Products Group Inc. that provided for Mr. Stevens' employment as Vice President, Director of Dallas Operations. However in July 2003, Mr. Stevens assumed the position of Vice President, Product Management and Chief Technology Officer (Protocol). The agreement is for an indeterminate period and the salary is reviewed annually. In the event of termination of the agreement by EXFO Gnubi Products Group Inc. for reasons other than just cause, Mr. Stevens must be given at least 6 months' prior notice.

Mr. Holloran held the position of Executive Vice President and Chief Operations Officer of gnubi communications, L.P. when the assets of this company were acquired by EXFO Gnubi Products Group Inc. on October 7, 2002. Further to this acquisition, Mr. Holloran became employed by EXFO Gnubi Products Group Inc., but did not have a written employment agreement. However, in May 2003, Mr. Holloran entered into a written agreement with the Corporation whereby Mr. Holloran assumed the position of Interim General Manager and Special Projects at the same base annual salary, and a monthly bonus of US$2,500 for the period from March 24, 2003 to December 26, 2003. The agreement further provides that Mr. Holloran's employment will terminate on December 26, 2003, at which time he will receive a severance payment equivalent to 6 weeks of base annual salary plus the prorata bonus amount applicable to a 6 week period. In the event that Mr. Holloran voluntarily leaves his employment prior to December 26, 2003, he will forfeit the severance payment.

The Corporation has an employment agreement with Mr. Pierre Plamondon, the Corporation's Vice President, Finance and Chief Financial Officer. The agreement is for an indeterminate period and the salary is reviewed annually. In the event of termination of Mr. Plamondon's employment without cause, Mr. Plamondon will be entitled to severance payments (in no case exceeding 18 months of the current base salary). In addition, in the event Mr. Plamondon's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation assets or of the majority of its share capital, he will be entitled to the immediate vesting of all stock options.


REPORT ON EXECUTIVE COMPENSATION BY THE HUMAN RESOURCES COMMITTEE

MEMBERS OF THE HUMAN RESOURCES COMMITTEE

During the financial year ended August 31, 2003, the Human Resources Committee was composed of Michael Unger, as Chairman, Pierre Marcouiller, David A. Thompson and Andre Tremblay, none of whom were officers or employees, or former officers or employees, of the Corporation or its subsidiaries.

HUMAN RESOURCES COMMITTEE MANDATE

The Human Resources Committee is a committee of the Board of Directors. It is responsible for overseeing the assessment and the performance, and establishing the annual compensation of all the Corporation's executive officers, including the President and Chief Executive Officer. This Committee also reviews and submits to the Board the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. Though the Committee is responsible for the review and approval of the employees that will receive options to purchase shares of the Corporation, in accordance with policies established by the Board and the terms of the Stock Option Plan, these functions have been shared by the Board of Directors and the Human Resources Committee during the period from September 1, 2002 to August 31, 2003. The remuneration to be paid by the Corporation to its Directors is recommended to the Board by the Human Resources Committee.

Since September 1, 2002, the Human Resources Committee held 5 meetings prior to November 7, 2003, which were attended by all the members of the Committee with the exception of one meeting where Dr. David Thompson was absent.

COMPENSATION OF CHIEF EXECUTIVE OFFICER

In establishing Mr. Lamonde's salary for the year ending August 31, 2001, the Corporation relied on a study completed by an independent consulting firm. Such study indicated average salaries and bonuses, median salaries and bonuses and maximum salaries and bonuses paid to chief executive officers by Canadian and American computer hardware and software companies as well as by a specific group of companies active in the fiber optics industry identified by the Corporation that it considers to be the best available comparisons. It was decided that Mr. Lamonde's salary and bonus reflected the median of Canadian computer hardware and software companies and of the specific group of companies in fiber optics identified by the Corporation. In the financial year ended August 31, 2003, Mr. Lamonde's salary was not adjusted.

In the financial year ended August 31, 2003, the bonus portion of Mr. Lamonde's salary was tied to the financial and strategic objectives of the Corporation based on the following factors: sales, earnings and customer satisfaction (quality and production). Mr. Lamonde's bonus is payable in the same proportion at which the Corporation attains such objectives. When the objectives are exceeded, the bonus is higher; when objectives are not met, the bonus is lower.

SHORT-TERM INCENTIVE COMPENSATION

The short-term incentive plan offers bonuses tied to the Corporation's financial performance and the achievement of strategic corporate and business unit objectives established on a yearly basis.

In the case of the Named Executive Officers eligible for incentive bonuses in the year ended August 31, 2003, such bonuses constituted a certain percentage of base salary which is tied to the achievement of the financial and strategic objectives of the Corporation based on the following factors: sales, earnings and customer satisfaction (quality and production), and departmental or divisional and personal objectives. When such objectives are exceeded, bonuses are higher; when objectives are not met, the incentive bonuses are lower.

LONG-TERM INCENTIVE COMPENSATION

STOCK OPTION PLAN

The principal component of the long-term incentive compensation offered by the Corporation is made up of the Stock Option Plan for directors, officers and employees of the Corporation and its subsidiaries and persons or companies providing ongoing management or consulting services ("consultants") to the Corporation and its subsidiaries.

Introduced in May 2000, the Stock Option Plan is designed to motivate directors, officers, employees and consultants to share interest with the Corporation's shareholders over the long-term. It is subject to Human Resources Committee review to ensure maintenance of its market competitiveness. The Board has full and complete authority to interpret the Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all relevant securities legislation.

The Stock Option Plan provides for the issuance of options to directors, officers, employees and consultants to purchase Subordinate Voting Shares. The Board of Directors designates the recipients of options and determines the number of Subordinate Voting Shares covered by each option, the date of vesting, the expiry date and any other conditions relating to these options, in each case in accordance with the applicable legislation of the securities regulatory authorities. During the financial year ended August 31, 2003, options were granted based on merit.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all relevant securities legislation. In any event, the price at which the Subordinate Voting Shares may be purchased may not be lower than the highest of the closing prices of the Subordinate Voting Shares on The Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Any option issued is non-transferable.

The maximum number of Subordinate Voting Shares that are issuable under the Plan shall not exceed 4,470,961 Subordinate Voting Shares, which represents 7.1% of the Corporation's issued and outstanding share capital as of November 7, 2003. A resolution has been submitted to the shareholders to increase the number of Subordinate Voting Shares that are issuable under the Plan to a maximum of 6,306,153 Subordinate Voting Shares, which represents 10% of the Corporation's issued and outstanding share capital as of November 7, 2003. The maximum number of Subordinate Voting Shares that may be granted to any one individual shall not exceed 5% of the number of outstanding Subordinate Voting Shares.

Some options granted to Directors vest on the first anniversary date of their grant. Some options granted in the financial year ended August 31, 2003 vest at a rate of 12.5% 6 months after the date of grant, 12.5% 12 months after the date of grant and 25% annually thereafter commencing on the second anniversary date of the grant. Otherwise all options vest a rate of 25% annually commencing on the first anniversary date of the grant. All options may be exercised in whole or in part once vested. All of the options that are granted under the Plan must be exercised within a maximum period of 10 years following the date of their grant or they will be forfeited.

Any option granted pursuant to the Stock Option Plan will lapse (i) immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder's employment is terminated for reasons not related to cause); and (ii) 30 days after a Director ceases to be a member of the Board of Directors of the Corporation or one of its subsidiaries. In the event of retirement or disability, any option held by an employee lapses 30 days after the date of any such disability or retirement. In the event of death, any option held by the optionee lapses 6 months after the date of death.

The following table summarizes information about stock options granted to the members of the Board of Directors, and to Management and corporate officers of the Corporation and its subsidiaries as at August 31, 2003:

--------------------------------------------------------------------------------------------------------------------
                                                  Number of       % of Issued and       Weighted Average Exercise
                                                   Options      Outstanding Options        Price ($US/Security)
--------------------------------------------------------------------------------------------------------------------
President and CEO (one individual)                150,482              4.74%                      9.91
--------------------------------------------------------------------------------------------------------------------

Board of Directors (four individuals)             131,875              4.15%                      7.41
--------------------------------------------------------------------------------------------------------------------

Management and corporate officers (nine           350,775             11.04%                     13.90
individuals)
--------------------------------------------------------------------------------------------------------------------

RESTRICTED STOCK AWARD PLAN

The EXFO Electrical-Optical Engineering Restricted Stock Award Plan (the "RSAP") was established to provide a means through which employees of EXFO Burleigh Products Group Inc. can be granted awards of restricted shares ("Restricted Shares") of Subordinate Voting Shares to promote retention and foster identity of interest between stockholders and employees of EXFO Burleigh Products Group Inc.

The effective date of the RSAP is December 20, 2000. The expiration date of the RSAP is the business day next following the final grant of Restricted Shares under the RSAP, which was December 20, 2000. However, the administration of the RSAP shall continue until all awards of Restricted Shares have been forfeited or settled. The aggregate number of shares subject to the RSAP is 360,000. Stock awards granted under the RSAP vest over a 4 year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. The Human Resources Committee administers the RSAP.

Awards of Restricted Shares are subject to forfeiture and restrictions on transfer until the Restricted Shares become vested at which point a stock certificate will be issued to a participant with respect to the number of vested shares, which are then freely transferable. Restricted Shares become vested, subject to a participant's continued employment with the Corporation or its affiliates, on each of the first four anniversaries of the date of grant of an award of Restricted Shares.

Upon a participant's termination of employment with the Corporation or any of its affiliates due to the participant's death, disability or retirement on or after age 60, the participant's award of restricted shares becomes fully vested and is no longer subject to forfeiture. However, the transfer restrictions remain in place until the occurrence of the vesting dates originally contemplated by the award.

Upon the voluntary resignation of a participant, the termination of a participant's employment for cause, the termination of a participant who is not designated a member of EXFO Burleigh Products Group Inc. "Management Team" without cause prior to a change in control of the Corporation or a termination without cause of a participant who is designated a member of EXFO Burleigh Products Group Inc. Management Team that is initiated by EXFO Burleigh Products Group Inc. prior to a change in control of the Corporation, the unvested portion of the participant's award of Restricted Shares will be forfeited. However the RSAP provides discretion to the Human Resources Committee in the application of the forfeiture provisions where a change in circumstances renders such action appropriate. During the financial year ended August 31, 2003, EXFO Burleigh Products Group Inc. was required to lay off 22 participants as a result of restructuring due to a sharp downturn in it's market. At that time, the Human Resources Committee decided that the awards of RSAP participants affected by the lay-offs would not be subject to forfeiture, though the transfer restrictions would remain in place until the occurrence of the vesting dates originally contemplated by the award.

Upon the termination without cause of a participant who is designated a member of EXFO Burleigh Products Group Inc. Management Team that is initiated by the Corporation or a termination of a participant's employment without cause following a change in control of the Corporation, a participant's award of Restricted Stock will become fully vested and all restrictions will lapse.

In the event of a change in control, the committee administering the RSAP may in its discretion remove restrictions on Restricted Shares or provide for the cancellation of awards in exchange for payment in respect of the Restricted Shares subject to an award.

STOCK APPRECIATION RIGHTS PLAN

On August 4, 2001, the Corporation established a Stock Appreciation Rights Plan ("SAR Plan") for the benefit of certain employees residing in countries where the granting of options under the Stock Option Plan is not feasible in the opinion of the Corporation. The Board has full and complete authority to interpret the SAR Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the SAR Plan.

Under the SAR Plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the Subordinate Voting Shares on the date of exercise and the exercise price determined on the date of grant. No Subordinate Voting Shares are issuable under the SAR Plan.

The Board of Directors has delegated to Management the task of designating the recipients of stock appreciation rights, the date of vesting, the expiry date and other conditions. Under the terms of the SAR Plan, the exercise price of the stock appreciation rights may not be lower than the highest of the closing prices of the Subordinate Voting Shares on The Toronto Stock Exchange and on the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Stock appreciation rights are non-transferable.

The stock appreciation rights vest over a four-year period, with 25% vesting annually commencing on the first anniversary date of the date of grant. Once vested, stock appreciation rights may be exercised between the second and the fifteenth business day following each release of the Corporation's quarterly financial results. All of the stock appreciation rights that are granted under the SAR Plan may be exercised within a maximum period of 10 years following the date of their grant. Any stock appreciation rights granted under the SAR Plan will lapse immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder is dismissed without cause). In the event of retirement or disability, any stock appreciation right held by an employee lapses 30 days after the date of any such disability or retirement. In the event of death, any stock appreciation right lapses 6 months after the date of death.

COMPENSATION PLAN CONTROL AND REVIEW

As a general practice, the Corporation's relative position in terms of compensation levels is determined annually through studies performed by independent consulting firms using a selected reference market of comparable companies. In addition, internal pay equity studies are a key factor to complete the compensation review process and indicate where necessary adjustments may be required. During the fiscal year ended August 31, 2003, this practice recommenced and certain salary adjustments that became necessary as a result of the previous year's salary freeze were made.

CONCLUSION

By way of application of the Corporation's executive compensation policy, an important part of executive compensation is linked to corporate performance and particularly to stock performance and long-term improvement. The Human Resources Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation's objectives, values and business strategies.

Depending on specific circumstances, the Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.



By the Human Resources Committee:

Michael Unger, Chairman
Pierre Marcouiller
David A. Thompson
Andre Tremblay

PERFORMANCE GRAPH

The performance graph presented below compares the cumulative total shareholder return of a $100 investment in the Subordinate Voting Shares and the cumulative total return of the S&P TSX Stock Index for the period commencing June 30, 2000, the date EXFO'S Subordinate Voting Shares commenced trading, and ending August 29, 2003.



                       THE CORPORATION'S STOCK PERFORMANCE
                        (JUNE 30, 2000 TO AUGUST 29, 2003)


                              [LINE CHART OMITTED]




DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to US$500,000 from June 30, 2003 to June 30, 2004, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$10 million per year. The policy provides for the indemnification of directors and officers in the case of claims for which the Corporation has not indemnified or is not permitted by law to indemnify them, and for the reimbursement of the Corporation, subject to a deductible of US$500,000.

REPORT ON CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange requires that issuers listed on The Toronto Stock Exchange provide annual disclosure on their corporate governance practices through a Statement of Corporate Governance Practices. The Corporation's disclosure of its corporate governance practices is set out in matrix form and attached to this Management Proxy Circular as Schedule B.

ADDITIONAL INFORMATION

The Corporation shall provide to any person or company, upon request to the Secretary of the Corporation, at 400 Godin Avenue, Vanier, Quebec, Canada, G1M 2K2.

(a) one copy of the Form 20-F of the Corporation filed with the Securities and Exchange Commission (the "SEC") in the United States pursuant to the SECURITIES EXCHANGE ACT OF 1934, and with securities commissions or similar authorities;

(b) one copy of the comparative financial statements of the Corporation for its most recently completed financial year and the Auditors report thereon, included in the Annual Report of the Corporation, and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

(c)   one copy of this Management Proxy Circular.


DIRECTORS' APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Directors of the Corporation.

DATED at Vanier, Quebec, Canada, this 7th day of November, 2003.



/s/ Kimberley Okell
-------------------------------
Kimberley Okell
Corporate Secretary


EXFO ELECTRO-OPTICAL ENGINEERING INC.
400 Godin Avenue
Vanier, Quebec, Canada, G1M 2K2

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.


                                   SCHEDULE A


BE IT RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS THAT:

     1. the amendment to the Stock Option Plan approved by the directors by resolution dated October 27, 2003, to increase the aggregate of all Subordinate Voting Shares of the Corporation reserved for issuance from 4,470,961 to 6,306,153 be and the same is hereby confirmed, ratified and approved subject to the Corporation obtaining all required approvals from the Toronto Stock Exchange, NASDAQ and other regulatory authorities;

     2. paragraph 3 of the Stock Option Plan be, and hereby is modified according to the directives of the Toronto Stock Exchange by the addition of the following:

          "FOR GREATER CLARITY, THE ISSUANCE OF SHARES UNDER THE PLAN SHALL BE SUBJECT TO THE FOLLOWING:

          (i) THE NUMBER OF SHARES RESERVED FOR ISSUANCE PURSUANT TO OPTIONS GRANTED TO INSIDERS OF THE CORPORATION SHALL NOT EXCEED 10% OF THE TOTAL ISSUED AND OUTSTANDING SHARES;

          (ii) THE ISSUANCE TO INSIDERS, WITHIN A ONE-YEAR PERIOD, OF A NUMBER OF SHARES SHALL NOT EXCEED 10% OF THE TOTAL ISSUED AND OUTSTANDING SHARES; AND

          (iii) THE ISSUANCE TO ANY ONE INSIDER AND SUCH INSIDER'S ASSOCIATES, WITHIN A ONE-YEAR PERIOD, OF A NUMBER OF SHARES SHALL NOT EXCEED 5% OF THE TOTAL ISSUED AND OUTSTANDING SHARES.";

     3. any officer or director of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such acts and things as may be deemed requisite or desirable as such director or officer may determine in consultation with the Toronto Stock Exchange, NASDAQ and other regulatory authorities for the carrying out of the foregoing provisions of this resolution; and

     4. the directors of the Corporation may, in their discretion, revoke this resolution before it is implemented, without further notice to, or approval of the shareholders.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.


                                   SCHEDULE B

--------------------------------------------------------------------------------------------------------------------
TSX Corporate Governance Guidelines                        Comments
--------------------------------------------------------------------------------------------------------------------
1.             Board should explicitly assume
               responsibility for stewardship of
               the Corporation specifically for:
--------------------------------------------------------------------------------------------------------------------

         (a)   Adoption of a strategic planning            The Board provides guidance for the development of
               process                                     the strategic planning process and approves the
                                                           process adopted by management annually. In
                                                           addition, the Board carefully reviews the strategic
                                                           plan and deals with strategic planning matters that
                                                           arise during the year.
--------------------------------------------------------------------------------------------------------------------

         (b)   Identification of principal risks,          The Board works with management to identify the
               and implementing risk management            Corporation's principal risks and manages these
               systems                                     risks through regular management systems appraisal
                                                           of management's practices on an ongoing basis.
--------------------------------------------------------------------------------------------------------------------

         (c)   Succession planning and monitoring          The Human Resources Committee is responsible for
               senior management                           elaboration and implementation of a succession
                                                           planning process and during the financial year
                                                           ended August 31, 2003, the succession plan was
                                                           updated as a result of restructuring. In addition,
                                                           the Human Resources Committee is responsible for
                                                           monitoring the performance of the Chief Executive
                                                           Officer and that of all other senior officers.

--------------------------------------------------------------------------------------------------------------------

         (d)   Communications policy                       The Chief Financial Officer of the Corporation is
                                                           responsible for communications between Management
                                                           and the Corporation's current and potential
                                                           shareholders and financial analysts. The Board
                                                           adopted and implemented Disclosure Guidelines to
                                                           ensure consistency in the manner that
                                                           communications with shareholders and the public are
                                                           managed. The Audit Committee reviews press releases
                                                           containing the quarterly results of the Corporation
                                                           prior to release. In addition, all material press
                                                           releases of the Corporation are reviewed by the
                                                           President and Chief Executive Officer and internal
                                                           legal counsel. The Disclosure Guidelines have been
                                                           established in accordance with the relevant
                                                           disclosure requirements under applicable Canadian
                                                           and United States securities laws.

--------------------------------------------------------------------------------------------------------------------

         (e)   Integrity of internal control and           The Audit Committee has the responsibility to
               management information systems              review the Corporation's systems of internal
                                                           controls regarding finance, accounting, legal
                                                           compliance and ethical behaviour. The Audit
                                                           Committee meets with the Corporation's external
                                                           auditors on a quarterly basis.
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
TSX Corporate Governance Guidelines                        Comments
--------------------------------------------------------------------------------------------------------------------
2.             Majority of Directors should be             The Board presently consists of five Directors,
               "unrelated" (independent of                 four of which are unrelated Directors within the
               management and free from                    meaning of the Guidelines. The Chairman of the
                                                           Board, Mr. Germain Lamonde conflicting interest) is
                                                           a significant shareholder in the Corporation as he
                                                           has the ability to exercise a majority of the votes
                                                           for the election of the Board of Directors. The
                                                           Board believes that the current majority of
                                                           unrelated Directors provides appropriate
                                                           independent representation for the public
                                                           shareholders of the Corporation.
--------------------------------------------------------------------------------------------------------------------

3.             Disclosure for each Director                Mr. Germain Lamonde - Related - is President and
               whether he or she is related, and           Chief Executive Officer of the Corporation.
               how that conclusion was reached
                                                           For the remainder of the proposed Directors, none
                                                           of them or their associates have any interest or
                                                           any business or other relationship which could, or
                                                           could reasonably be perceived to, materially
                                                           interfere with the Director's ability to act with a
                                                           view to the best interests of the Corporation,
                                                           other than interests arising from shareholding.

                                                           Mr. Pierre Marcouiller - Unrelated

                                                           Mr. Andre Tremblay - Unrelated

                                                           Dr. David A. Thompson - Unrelated

                                                           Mr. Michael Unger - Unrelated
--------------------------------------------------------------------------------------------------------------------

4.       (a)   Appoint a committee responsible             At the present time, the Corporation has no formal
               for appointment/assessment                  procedures of in place for recruiting new
               of Directors                                Directors. While there is no formal process for
                                                           assessing Directors on an ongoing basis, the
                                                           Directors feel free to discuss specific situations
                                                           from time to time among themselves and/or with the
                                                           Chairman of the Board. In addition, the unrelated
                                                           Directors carry out a self-evaluation of the
                                                           Board's performance on an annual basis based on
                                                           attainment of annual objectives.
--------------------------------------------------------------------------------------------------------------------

         (b)   Composed exclusively of non-management
               directors, the majority of whom are
               unrelated
--------------------------------------------------------------------------------------------------------------------

5.             Implement a process for assessing the       In September 2003, the Board resolved to assume
               effectiveness of the Board, its             direct responsibility for the monitoring of the
               committees and directors                    Board's corporate governance practices, the
                                                           functioning of the Board and the powers, mandates
                                                           and performance of the Committees. These
                                                           responsibilities were previously assumed by the
                                                           Human Resources Committee. The unrelated Directors
                                                           carry out a self-evaluation of the Board's
                                                           performance on an annual basis.
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
TSX Corporate Governance Guidelines                        Comments
--------------------------------------------------------------------------------------------------------------------
6.             Provide orientation and education           Presentations and reports relating to the
               programs for new directors                  Corporation's business and affairs are provided to
                                                           new Directors. In addition, new Board members meet
                                                           with senior management of the Corporation to review
                                                           the business and affairs of the Corporation.
--------------------------------------------------------------------------------------------------------------------

7.             Consider reducing size of board, with       The Board is presently composed of five members.
               a view to improving effectiveness           The Board considers that a slight increase in the
                                                           number of directors would continue to offer the
                                                           flexibility to respond quickly to corporate
                                                           opportunities and challenges as they arise from
                                                           time to time, while also providing increased
                                                           resources and improved succession planning. The
                                                           Board as currently constituted brings together a
                                                           mix of experience and backgrounds that the Board
                                                           considers appropriate for the stewardship of the
                                                           Corporation, and these factors will continue to be
                                                           considered in the nomination process of new
                                                           directors.
--------------------------------------------------------------------------------------------------------------------

8.             Review compensation of directors in         The Human Resources Committee reviews periodically
               light of risks and responsibilities         compensation policies in light of market
                                                           conditions, industry and responsibilities practice
                                                           and level of responsibilities. Only non-related
                                                           directors are compensated for acting as a director
                                                           of the Corporation.
--------------------------------------------------------------------------------------------------------------------

9.       (a)   Committees should generally be              The Board has two committees: the Audit Committee
               composed of non-management                  and the Human Resources Committee. Each of the
               directors                                   members of the Audit Committee and Human Resources
                                                           Committee are non-management.

--------------------------------------------------------------------------------------------------------------------

         (b)   Majority of committee members should        The Audit Committee consists of three members, and
               be unrelated                                the Human Resources Committee consists of four
                                                           members, all of who are unrelated Directors.

--------------------------------------------------------------------------------------------------------------------

10.            Appoint a committee responsible for         In September 2003, the Board resolved to assume
               approach to corporate governance issues     direct responsibility for the monitoring of the
                                                           Board's corporate governance practices, the
                                                           functioning of the Board and the powers, mandates
                                                           and performance of the committees. These
                                                           responsibilities were previously assumed by the
                                                           Human Resources Committee.
--------------------------------------------------------------------------------------------------------------------

11.      (a)   Define limits to management's
               responsibilities by developing
               mandates for:
--------------------------------------------------------------------------------------------------------------------

               (i)   the board                             There is no specific mandate for the Board, however
                                                           the Board of Directors is, by law, responsible for
                                                           managing the business and affairs of the
                                                           Corporation. Any responsibility, which is not
                                                           delegated to senior management or to a committee of
                                                           the Board remains the responsibility of the Board.
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
TSX Corporate Governance Guidelines                        Comments
--------------------------------------------------------------------------------------------------------------------
               (ii)  the CEO                               The corporate objectives which the President and
                                                           Chief Executive Officer is responsible for meeting,
                                                           with the rest of management placed under his
                                                           supervision, are determined by the strategic
                                                           objectives and budget as they are presented each
                                                           year to the Board of Directors.

--------------------------------------------------------------------------------------------------------------------

         (b)   Board should approve CEO's corporate        The Board, in conjunction with Management,
               objectives                                  establishes the corporate objectives of the
                                                           Corporation annually which, in turn, are expected
                                                           to be implemented by the CEO. In addition,
                                                           individual objectives for the CEO and the rest of
                                                           management are submitted to the Board for approval
                                                           annually.
--------------------------------------------------------------------------------------------------------------------

12.            Establish structures and the                During the financial year ended August 31, 2002,
               procedures to enable the Board to           the Board of Directors designated Mr. Michael Unger
               function independently of                   to act as independent "lead director". A minimum of
               management                                  two meetings annually will be held by the
                                                           independent, unrelated directors without
                                                           management, and any independent, unrelated director
                                                           may request additional meetings at any time.
--------------------------------------------------------------------------------------------------------------------

13.      (a)   Establish an audit committee with           The Audit Committee is mandated to monitor audit
               a specifically defined mandate              functions, the preparation of financial statements,
                                                           review press releases on financial results, review
                                                           other regulatory documents as required, and meet
                                                           with outside auditors independently of Management.
                                                           The Committee also recommends the selection of the
                                                           external auditors for appointment by the
                                                           shareholders. The mandate of the Audit Committee
                                                           was modified during the financial year ended August
                                                           31, 2003 to comply with new Canadian and American
                                                           corporate governance and accounting standards.

                                                           The aggregate fees billed for professional services
                                                           rendered by PricewaterhouseCoopers for the audit of
                                                           the Corporation's consolidated annual financial
                                                           statements for the financial year ended August 31,
                                                           2003 were approximately US$202,459. The aggregate
                                                           fees billed for services rendered by PWC, other
                                                           than services covered for auditing services above,
                                                           for the financial year ended August 31, 2003 were
                                                           approximately US$233,660 which related, for the
                                                           most part, to tax planning matters. No fees were
                                                           billed by PWC for professional services related to
                                                           financial information systems design and
                                                           implementation.
--------------------------------------------------------------------------------------------------------------------

         (b)   All members should be non-management        All of the three members of the Audit Committee are
               directors                                   non-management Directors.
--------------------------------------------------------------------------------------------------------------------

14.            Implement a system to enable individual     The Corporation has a practice of permitting the
               directors to engage outside advisors,       Board, any Committee thereof and any individual
               at Corporation's expense                    Director to engage independent, external advisors
                                                           at the Corporation's expense.
--------------------------------------------------------------------------------------------------------------------